This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on June 13, 2018 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No.333-_______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO.1 TO

CONFIDENTIAL SUBMISSION ON

FORM F-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

China Xiangtai Food Co., Ltd.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands	2011	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 21-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address, including zip code, and telephone number,

including area code, of principal executive offices)

[REGISTERED AGENT]

[REGISTERED AGENT ADDRESS]

(Name, address, including zip code, and telephone

number, including area code, of agent for service)

Copies to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Yarona L. Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10022 +1-212-588-0022 — telephone +1-212-826-9307 — facsimile	[UNDERWRITER COUNSEL]

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Share		Proposed Maximum Aggregate offering Price(1)		Amount of Registration Fee(4)
Ordinary Shares, par value $ per share(2)	[•]	$	[•]	$	[•]	$	[•]
[Underwriter Warrant](3)	—		—		—		—
Ordinary Shares, par value $ per share underlying Underwriter Warrants(3)	[•]		[•]		[•]		[•]
Total	[•]	$	[•]	$	[•]	$	[•]

(1)	The registration fee for securities is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, assuming the sale of the maximum number of shares at the highest expected offering price, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
(2)	In accordance with Rule 416(a), the Registrant is also registering an indeterminate number of additional Ordinary Shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.
(3)	The Registrant will issue to the Underwriter warrants to purchase a number of ordinary shares equal to an aggregate of [•] percent ([•]%) of the ordinary shares (the “Underwriter Warrant”) sold in the offering. The exercise price of the Underwriter Warrants is equal to [•]% of the offering price of the ordinary shares offered hereby. Assuming a maximum placement and an exercise price of $[•] per share, we would receive, in the aggregate, $[•] upon exercise of the Underwriter Warrants. The ordinary shares underlying the Underwriter Warrants are exercisable within [•] years commencing 180 days from the closing of the offering at any time, and from time to time, in whole or in part.]
(4)	To be paid upon first non-confidential filing of registration statement with the United States Securities and Exchange Commission (the “SEC”).

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED , 2018

China Xiangtai Food Co., Ltd.

Minimum Offering: [•] Ordinary Shares

Maximum Offering: [•] Ordinary Shares

This is an initial public offering of ordinary shares of China Xiangtai Food Co., Ltd., a Cayman Islands company (“Xiangtai Cayman” or the “Company”). We are offering a minimum of [•] and a maximum of [•] of our ordinary shares.

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price of our ordinary shares is expected to be between $[•] and $[•] per share. We intend to apply to list our ordinary shares on Nasdaq Capital Market under the symbol “PLIN.”

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 8.

	Per Ordinary Share		Minimum Offering		Maximum Offering
Assumed public offering price	$	[•]	$	[•]	$	[•]
Underwriter fees and commissions(1)	$	[•]	$	[•]	$	[•]
Proceeds to us, before expenses(1)(2)	$	[•]	$	[•]	$	[•]

(1)	We will pay the Underwriter [•]% of the gross proceeds of this offering. In addition to the cash commission, we will also reimburse the Underwriter for its legal expenses in an amount not to exceed $[•] and a financial advisory fee of $[•]. See “Underwriting” in this prospectus for more information regarding our arrangements with the underwriter.
(2)	The total estimated expenses related to this offering are set forth in the section entitled “Fees, Commission and Expense Reimbursement.”

We expect our total cash expenses for this offering, including cash expenses payable to our underwriter, [•] (the “Underwriter”), for its reasonable non-accountable expenses and accountable expenses referenced above, exclusive of the above commissions. The Underwriter must sell the minimum number of securities offered ([•]) if any are sold. The Underwriter is only required to use its best efforts to sell the maximum number of securities offered ([•]). In addition, we have agreed to issue to the underwriters and to register herein warrants to purchase up to a total of [•] ordinary shares (equal to [•]% of the maximum number of ordinary shares sold in this offering) and to also register herein such underlying shares. The warrants will be exercised at any time, and from time to time, in whole or in part, commencing from the closing of the initial public offering and expiring [•] ([•]) years from the closing of the registration statement. The warrants are exercisable at a per share price of [•]% of the offering price of the ordinary shares offered hereby. The offering will close or terminate, as the case may be, upon the earlier of: (i) a date mutually acceptable to us and the Underwriter after the minimum offering amount of our offering is raised, or (ii) [•] days from the effective date (the “Effective Date”) of the Registration Statement (and for a period of up to [•] additional days if extended by agreement of the Company and the Underwriter) (the “Termination Date”). Until we sell at least [•] shares, all investor funds will be held in an escrow account at [•]. If we do not sell at least [•] shares by the Termination Date, all funds will be promptly returned to investors without interest or deduction. If on the Termination Date we do not qualify to list on Nasdaq, all funds will be promptly returned to investors within five (5) business days of the Termination Date. If we complete this offering, net proceeds will be delivered to us on the closing date. We plan to use our proceeds in our subsidiaries in China, however, we will not be able to use such proceeds until we complete certain remittance procedures in China. Please see Risk Factors – “Risks for Doing Business in the People’s Republic of China - We must remit the offering proceeds to PRC before they may be used to benefit our business in the PRC, and this process may take a number of months” beginning on page 25. If we complete this offering, then on the closing date, we will issue ordinary shares to investors in the offering on ordinary shares sold in this offering. One of the conditions to our obligation to sell any securities through the Underwriter is that, upon the closing of the offering, the Ordinary Shares would conditionally qualify for listing on the Nasdaq Capital Market.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ____________, 2018.

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the ordinary shares offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted and lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares.

Neither we nor any of the underwriters have taken any action that would permit a public offering of the ordinary shares outside the United States or permit the possession or distribution of this prospectus or any related free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any related free-writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ordinary shares and the distribution of the prospectus outside the United States.

Until       , 2018 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Ordinary Shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

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Prospectus Conventions

Except where the context otherwise requires and for purposes of this prospectus only, “we”, “us”, “our company”, “Company”, “our” and “Fortunes Capital” refer to

China Xiangtai Food Co., Ltd., a Cayman Island company (“Xiangtai Cayman” or the “Company” when individually referenced);

WVM Inc., a British Virgin Islands company (“Xiangtai BVI” when individually referenced)

CVS Limited (“Xiangtai HK” when individually referenced), a Hong Kong company that is a wholly-owned subsidiary of Xiangtai BVI;

Chongqing Jinghuangtai Business Management Consulting Co., Ltd. (also known as “重庆精煌泰企业管理咨询有限公司”) “Xiangtai WFOE” when individually referenced), a PRC wholly foreign-owned enterprise and a wholly owned subsidiary of Xiangtai HK;

Guangan Yongpeng Food Co., Ltd. (also known as “广安勇鹏食品有限公司”) (“GA Yongpeng” when individually referenced), a PRC company and a wholly owned subsidiary of Xiangtai WFOE.

Chongqing Penglin Food Co., Ltd. (also known as “重庆鹏霖食品有限公司”) (“CQ Penglin” when individually referenced), a PRC company and a variable interest entity (“VIE”) contractually controlled by Xiangtai WFOE.

Xiangtai WFOE, CQ Penglin and GA Yongpeng are collected referred to as the “PRC entities” hereafter.

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	For the Six Months Ended June 30, 2017	For the Year Ended June 30, 2017	For the Year Ended June 30, 2016
Period Ended RMB: USD exchange rate	6.51	6.78	6.64
Period Average RMB: USD exchange rate	6.64	6.81	6.43

For the sake of clarity, this prospectus follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chairwoman will be presented as “Zeshu Dai,” even though, in Chinese, Ms. Dai’s name is presented as “Dai Zeshu.”

We have relied on statistics provided by a variety of publicly-available sources regarding China’s expectations of growth. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. Except where otherwise stated, all ordinary share accounts provided herein are on a pre-share-increase basis.

Overview

China Xiangtai Food Co., Ltd. is a Cayman Island company established on January 23, 2018 and we conduct our business in China through our subsidiaries and variable interest entity in China. We are primarily a pork processing company that has operations across key sections of the industry value chain, including slaughtering, packing, distribution, and wholesale of a variety of fresh pork meat and parts. We are committed to provide consumers with high-quality, nutritious and tasty products through our portfolio of trusted and well-known brands and to driving consumption trends, while setting a high industry standards in product quality and food safety. We can efficiently match supply with demand and benefit from the strong industry trends in China.

Maintaining the highest industry standards for food safety, product quality and sustainability is one of our core values. We have food circulation permit and national industrial production certificate. We have strict quality control systems in each segment of our value chain, from production through sales and distribution. These objectives are grounded in our sustainability program, which focuses on key areas such as animal care, employee welfare, the environment, food safety and quality, helping communities and value creation.

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We purchase live hogs through distributors who purchase hogs from well-known big hog farms located in different cities in southern China. We use an automated standard modern production line to slaughter the hogs and pack the fresh pork and byproducts. We deliver the fresh pork to local distributors who then resell the fresh pork to smaller wholesalers and retail vendors. We also purchase fresh pork, beef, lamb, chicken, duck, and rabbit meat from local farmers. We process fresh pork, beef, lamb, chicken, duck, and rabbit meat into processed products. We sell fresh pork and processed meat products to both wholesale and retail markets.

We have more than 200 employees. In our slaughterhouse and processing facility, we have a standardized and automatic production line for hog slaughtering and meat packing. We also have meat processing rooms and standardized freezers to process and store processed meat product. Additionally, we have established environment protection facilities, such as sewage treatment, harmless treatment and incineration treatment, etc.

For the years ended June 30, 2017 and 2016, the total assets were $27.0 million and $15.4 million, respectively, and the revenues were $63.3 million and $34.6 million, respectively. We have received many awards and honors, including "Honest and Trustworthy Seller", “Annual Sales Star”, “Best Partner,” and “First Place in Fresh Grocery” from New Century Department Store, “Industrial Leading Enterprise” from Chongqing City Fuling District government, “Vice President Entity” from Chongqing Tongchuan Chamber of Commerce. We won these awards and honors because we have had a close and successful working relationship with big supermarkets and department stores, that we have effectively discharged our sales and marketing effort, and that we penetrated deep into the meat market in Chongqing City.

Products

We offer two main series of our products, namely the fresh series and the processed series. Summary description of our main product series are set forth below.

Product Series	Main Products

Fresh Series	Fresh pork and byproducts, beef, lamb, chicken, duck and rabbit meat

Processed Series	Shredded meat, sliced meat, meat stuffing, pickled meat, lamb and offal, sausage, bacon, steamed meat, breaded chicken, spicy meat

Industry and Market Background

The China-Industrial Research Institute’s “2016-2021 China Pork Industry Market Research and Investment Opportunity Research Report” pointed out that China’s pork production increased from 45.55 million tons in 2005 to 54.87 million tons in 2015, with an average annual growth rate of 1.88%. The growth of China's pork industry was mainly driven by economic development, continued urbanization, and increased disposable income.

(Source: “2016-2021 China Pork Industry Market Research and Investment Opportunity Research Report” by China-Industrial Research Institute)

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Although China’s pork production has been steadily increasing in the past, the supply and demand gap of pork has always existed. The per capita annual pork consumption of urban residents in China has remained stable, from about 20.2 kg in 2005 to about 20.8 kg in 2014, which is caused by the slow economic growth in China and the evolution of consumption patterns.

(Source: “2016-2021 China Pork Industry Market Research and Investment Opportunity Research Report” by China-Industrial Research Institute)

According to different cooling process after slaughtering, pork is subdivided into three categories: fresh, chilled, and frozen pork. Due to traditional consumption habits, Chinese fresh pork products account for most of pork consumption. However, due to an increasing demand for safe and high-quality pork, the consumption of chilled pork has grown rapidly in recent years, reaching nearly 11 million tons in 2015, accounting for 20% the total pork consumption, an increase from 2% in 2005. Meanwhile fresh pork consumption has decreased from 89% of total pork consumption in 2005 to 60% in 2015. It is expected that similar trends will continue in the future and that demand for chilled pork will continue to increase.

(Source: “2016-2021 China Pork Industry Market Research and Investment Opportunity Research Report” by China-Industrial Research Institute)

Sales and distribution Channels in China include farmers' markets, grocery stores and supermarkets, hotels and restaurants, and specialty stores. In 2015, farmers' markets dominated the Chinese pork market, accounting for approximately 60% to 65% of the total market across the country. Sales of pork in grocery stores and supermarkets have achieved strong growth, from about 3 million tons in 2005 to nearly 11 million tons in 2015. In the future, it is expected that grocery stores and supermarkets will play a more important role in pork distribution.

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The increase in pork demand was mainly attributable to the continuous increase in disposable income and living standards, the continuous progress of urbanization, the expansion of the middle class, and the increasing demand for quality safe products. As a result of changing consumer behavior and growing demand, producers are experiencing accelerated industry concentration and a trend toward vertical integration.

In the pork market, chilled pork has become more common and popular among consumers. It is expected that chilled pork will become the mainstream product category. In addition, in China, grocery stores, supermarkets and other modern retailers are expected to have a greater influence on China's food retail market, especially due to better sanitation and a more comfortable environment than traditional farmers’ markets, especially in more developed urban areas, like Chongqing City. Additionally, brand image is playing a more important role in the pork industry, particularly as it relates to the perception of better food safety and higher product quality. The demand for packaged pork products has increased, driven by the improvements in the PRC economy and greater influence of western dietary habits. Consumers are placing greater importance on product safety, nutrition, convenience and diversification, which can be better satisfied by packaged pork products.

Barriers to entry for competitors include substantial investment required in branding, food safety control and production scale, as well as a strong understanding of consumer preferences.

Competitor entry barriers include the huge investment needed for branding, food safety control and production scale, and an in-depth understanding of consumer preferences. Market Prospects and Opportunities The development of urbanization and the increase in income of rural residents have brought about changes in consumption habits from economic choice to quality, which will lead to substantial growth in the industry.

According to tradition, fresh meat accounts for the majority of pork consumption in China. However, due to changes in consumption habits and increased attention to food safety, the consumption of fresh meat fell from about 403.2 million tons in 2005 to about 32.8 million tons in 2015, while the consumption of chilled or frozen meat, collectively the cold meat, increased from about 9.1 million tons to about 180.8 million tons in the same period. The better sanitation status of cold meat is the reason for the change in consumer behavior. Given the increased demands, the industry will focus on enhancing the distribution chain of cold meat, and more retailers will expand the sales market for cold meat.

In addition, industry consolidation will bring opportunities for large companies to expand their business scope and network, and they can take advantage of their quality, brand and scale. Accelerating the development of self-owned brand stores and enhancing the distribution chain of cold meat will help companies achieve cross-regional pork sales and achieve higher profits, especially in large and medium-sized cities. The integration of hog breeding, slaughtering, processing and retailing can help overcome bottlenecks in the industry chain. With the implementation of the government's policy of supporting large enterprises, low-volume enterprises will eventually be eliminated by the market, thus creating other opportunities that benefit larger enterprises. However, industry consolidation and elimination of small businesses may exacerbate competition among large companies and increase their operating costs as they try to improve product quality and maximize production capacity in the long run.

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Our Growth Strategy

We will continue to adhere to our business principles of providing high quality and safe animal protein to consumers and promoting social responsibility. We believe that our pursuit of these goals will lead to sustainable growth, solidify our position in the industry, and create long-term value for our shareholders, employees and our communities.

Solidify our industry position by gaining additional market share. Our goal is to strengthen our market position and accelerate our expansion by expanding our scale and gaining additional market share. We plan to increase investment in our business and expand our production capacity through horizontal or vertical acquisitions, strategic partnership, and joint venture. We plan to invest additional capital to acquire new slaughterhouse to increase production capacity. In addition, we plan to invest in opening specialty stores that only sell our fresh pork and meat products in areas nearby Chongqing. Furthermore, we plan to reach retail markets by opening grocery stores or supermarkets, where we will sell our products as well as other consumer goods in Chongqing or nearby areas. Chongqing borders with Sichuan, Xi’an, Hubei, Guizhou, and Hunan Province. We believe the location of our business will enable us to continue servicing Chongqing and expand our presence to the neighboring provinces. With more exposure and promotion, our product and brand will be better recognized.

Uphold our commitment to food safety and product quality. We intend to uphold our commitment to food safety and product quality to ensure consistently high standards throughout our operations. We intend to achieve greater traceability of our products and maintain the highest quality standards in all of our business units. To this end, we plan to maintain our safety and quality monitoring systems across the entire operation by strictly selecting suppliers, closing monitoring quality before and after slaughtering, maintaining the hygiene of the slaughter house, keeping records of everyday operations, and complying with the national and local law and regulations on animal care, employees, environment sustainability, food safety and quality. We believe such practice largely conform with industry’s best practice in China.

Expand our sales and distribution network. We intend to expand our sales and distribution network to penetrate new geographic markets, further gaining market share in existing markets and accessing a broader range of customers. We will continue to expand our sales network, leveraging our local resources to quickly enter new markets, while also minimizing requirements for capital outlay. We plan to expand our logistics operations and increase our presence in both new and existing markets. We plan to scale up our logistics capacity and extend the geographic coverage of our logistic system to ensure efficient, accurate, reliable and secure distribution. Additionally, we also intend to start an online sales channel though our website and mobile phone application, so that consumers can easily access to our products wherever they are.

Expand our product portfolio. We intend to expand our current product portfolio to better meet consumers’ needs. We plan to introduce ready-to-eat products, which will include stewed pork, salty braised pork, braised pork, crisp pork, canned pork, roasted sausage, crisp sausage, soy sauce stewed pork sausage, etc. These products will be vacuum packaged, making them convenient for storage and transportation with longer shelf life. They will be ready for consumption from the package or after heating. Canned meat and ham can also be added into soup or cooked with other food.

Competitive Advantages

We have a number of competitive advantages that will enable us to maintain and further increase our market position in the industry. Our competitive strengths include:

Diversified Distribution Channels. Our sales and distribution network consists of a diversified range of points of sales, including access to more than 200 farmers’ markets and supermarkets in Chongqing and Sichuan Province, such as Chongqing New Century, Sichuan Yonghui, Chongqing Lotte Mart and Chongqing Carrefour. In April 2017, we opened up our sales channel in the city of Shenzhen, in Guangdong province, by cooperating with Renrenlei, a big local supermarket chain. Our consumers can easily find our products nearby their homes.

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Considerable Production Capacity. Our automated slaughtering line, clean processing facilities, and large storage space enable us to slaughter on average more than 700 hogs per day. Because of our production and processing capacity, we are one of the leading companies in providing Chongqing with fresh pork products.

Premium Quality Product. Maintaining the highest industry standards for food safety, product quality and sustainability is one of our core values. We have food circulation permit and national industrial production certificate. We have strict quality control systems in each segment of our value chain, from production through sales and distribution. We only source live hogs from farms with good reputation and strict quality control procedures. Every live hog will be examined by the local Food Safety Administration (“FSA”) officers for illness at our slaughtering house before can be slaughtered and throughout the slaughtering process Our slaughter house is the only level A slaughter house in Linshui, Sichaun province, where we use an automated standard modern line to slaughter, process and pack. We operate in an efficient and timely manner in producing and distributing fresh pork and meat product to ensure that the products are always clean and fresh.

Our Challenges and Risk Factors Summary

The following section outlines the primary challenges and risks inherent to our business model. Before deciding to invest in our ordinary shares, we strongly recommend a close reading and consider all of the risks in the section entitled “Risk Factors” beginning on page 8.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	the ability to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure; and

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

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Implication of Being a “Controlled Company”

We are and will remain, following this offering, to be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are and will be a “controlled company” as defined under the Nasdaq Stock Market Rules our majority shareholder, China Meitai Food Co., Ltd., beneficially owns more than 50% of our outstanding ordinary shares. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•	an exemption from the rule that a majority of our board of directors must be independent directors;

•	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors upon closing of the offering.

Corporate Information

Our principal executive office is located at Xinganxian Plaza, Building B, Suite 21-1, Lianglukou, Yuzhong District, Chongqing, People’s Republic of China 400800. The telephone number of our principal executive offices is +86 (023) 86330158. Our registered agent in Cayman Islands is Offshore Business Consulting & Services Limited. Our registered office and our registered agent’s office in Cayman Islands are both at 3rd Floor, Harbour Centre, PO Box 613, Grand Cayman KYl-1107, Cayman Islands. Our registered agent in the United States is [•]. We maintain our corporate website at cqplsp.chinapyp.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

Offering Summary

Following completion of our initial public offering, ownership of China Xiangtai Food Co., Ltd. will be as follows, assuming completion of the minimum and maximum offerings, respectively. To the extent we complete an offering between the minimum and maximum offerings, the percentage ownership of participants in our initial public offering will between the below amounts:

Minimum Offering		Maximum Offering

Existing	IPO	Existing	IPO
Shareholders	Shareholders	Shareholders	Shareholders
[•]%	[•]%	[•]%	[•]%

China Xiangtai Food Co., Ltd.		China Xiangtai Food Co., Ltd.

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The Offering

Shares Offered by us:	Minimum: [•] ordinary shares
Maximum: [•] ordinary shares

Shares Outstanding Prior to Completion of Offering:	[•] ordinary shares

Shares to be Outstanding after Offering:	Minimum: [•] ordinary shares
Maximum: [•] ordinary shares

Assumed Offering Price per Share:	$[•]

Gross Proceeds to Us Before Expenses:	Minimum: $[•]
Maximum: $[•]

Best efforts	The underwriters are selling our ordinary shares on a “best efforts, minimum/maximum” basis. Accordingly, the underwriter has no obligation or commitment to purchase any securities. The underwriters are not required to sell any specific number of dollar amount of ordinary shares but will use its best efforts to sell the ordinary shares offered.

We will not complete this offering unless we sell at least a minimum number of ordinary share, at the price per ordinary share set forth on the cover page of this prospectus, to result in sufficient proceeds to list our ordinary shares on the Nasdaq Capital Market, and unless our application to list on the Nasdaq Capital Market is approved.

Escrow account	The gross proceeds from the sale of the ordinary shares in this offering will be deposited in a non-interest bearing escrow account maintained by the escrow agent, [•], at [•] (the “Escrow Agent”). All check will be deposited directly into the escrow account and all wire transfers will be wired directly to the escrow account. The funds will be held in escrow until the Escrow Agent has advised us and the escrow agent that it has received $[•], the minimum offering, in cleared funds. If we do not receive the minimum of $[•] by [date specified in the underwriting agreement], all funds will be promptly returned to purchasers in this offering after the termination of the offering, without charge, deduction or interest. Prior to [date specified in the underwriting agreement], in no event will funds be returned to you unless the offering is terminated. You will only be entitled to receive a refund of your subscription price if we do not raise a minimum of $[•] by [date specified in the underwriting agreement]. No interest will be paid either to us or to you. See “Underwriting — Deposit of Offering Proceeds.”

Proposed Nasdaq Capital Market Symbol:	“[•]”

Transfer Agent:	[•]

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Risk Factors:	Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus before deciding to invest in our ordinary shares.

Closing of Offering:	The offering contemplated by this prospectus will terminate upon the earlier of: (i) a date mutually acceptable to us and the Underwriter after the minimum offering is sold or (ii) [date specified in the underwriting agreement]. If we complete this offering, net proceeds will be delivered to us on the closing date (such closing date being the above mutually acceptable date on or before [date specified in the underwriting agreement], provided the minimum offering has been sold). We will not complete this offering unless our application to list on the Nasdaq Capital Market is approved. We will not be able to use such proceeds in China, however, until we complete certain remittance procedures in China.

Use of Proceeds:	We intend to use the proceeds from this offering to for construction and/or acquisition of specialty stores, grocery stores or slaughterhouses and working capital. To the extent that we are unable to raise the maximum proceeds in this offering, we may not be able to achieve all of our business objectives in a timely manner. See “Use of Proceeds” for more information.

Dividend Policy:	We have no present plans to declare dividends and plan to retain our earnings to continue to grow our business.

Summary Financial Information

In the table   below, we provide you with historical selected financial data for the years ended June 30, 2017 and 2016 and for the six months ended December 31, 2017. This information is derived from our consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Six Months Ended December 31,		For the Years Ended June 30,
	2017	2016	2017	2016
	US$	US$	US$	US$
Statement of operation data:
Revenues	47,199,001	23,497,742	63,276,479	34,629,351
Gross profit	3,928,198	2,100,830	5,067,075	4,951,639
Operating expenses	(1,009,411)	(765,783)	(1,545,556)	(2,222,581)
Income from operations	2,918,787	1,335,047	3,521,519	2,729,058
Other non-operating income (expenses), net	(452,603)	(201,249)	(190,908)	182,720
Provision for income taxes	572,360	309,871	875,737	727,945
Net income	1,893,824	823,927	2,454,874	2,183,833
Earnings per share, basic and diluted	0.09	0.04	0.12	0.11
Weighted average Ordinary Shares outstanding	20,000,000	20,000,000	20,000,000	20,000,000

	December 31, 2017	June 30, 2017	June 30, 2016
Balance sheet data	US$	US$	US$
Current assets	41,568,982	22,126,781	7,643,345
Total assets	46,540,899	27,015,948	15,414,265
Current liabilities	34,051,809	16,884,075	6,907,596
Total liabilities	34,051,809	16,884,075	7,885,872
Total equity	12,489,090	10,131,873	7,528,393

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RISK FACTORS

Before you decide to purchase our ordinary shares, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our consolidated financial statements and related notes. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our ordinary shares could decline, perhaps significantly.

Risks Related to Our Business and Industry

Changes in consumer preferences could adversely affect our business.

The food industry, in general, is subject to changing consumer trends, demands and preferences. Our products compete with other protein sources, such as fish. Trends within the food industry frequently change, and our failure to anticipate, identify or react to changes in these trends could lead to reduced demand and prices for our products, among other concerns, and could have a material adverse effect on our business, financial condition and results of operations.

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We operate in a highly competitive industry and may face increased competition.

We operate in the pork industry in China and face strong competition in terms of distribution, brand recognition, taste, quality, price, availability, and product positioning. The market is highly fragmented, particularly in China, and the resources of our competitors may increase due to mergers, consolidations or alliances, and we may face new competitors in the future. Our main competitors include Shuanghui Group, New Hope Group, Hunan New Wellful Co., Ltd., Huamu Group. Furthermore, we face competition from producers of other animal proteins. In addition, as we seek to expand our market share in the Chinese markets in which we currently distribute our products and to distribute new products and to penetrate into new markets, we may have difficulty competing with local producers due to protectionist efforts by local governments to benefit local companies. From time to time in response to competitive and customer pressures or to maintain market share, we may be forced to reduce our selling prices or increase or reallocate spending on marketing, advertising, or promotions in order to compete. These types of actions could decrease our profit margins. Such pressures may also restrict our ability to increase our selling prices in response to raw material and other cost increases. In light of the strong competition that we currently face, and which may intensify in the future, there can be no assurance that we will be able to increase the sales of our products or even maintain our past levels of sales, or that our profit margins will not be reduced. If we are unable to increase our product sales or to maintain our past levels of sales and profit margins, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our results of operations may fluctuate from period to period due to seasonality.

Our business is subject to seasonal fluctuations. There are seasonal patterns for pork production and pork product purchases in China, where consumer purchases of pork products usually peak around the Chinese Lunar New Year and other major holidays. In addition, our hog production segment experiences lower farrowing performance during the winter months and slower animal growth rates during the hot summer months, resulting in a decrease in hog supplies in the summer and an increase in hog supplies in the fall. Due to the seasonality of our business, the results of any period of a year are not necessarily indicative of the results that may be achieved for the full year.

We face risks relating to fluctuations in the prices of substitute products.

Fluctuations in the market prices of substitutes to our products, especially decreases in the prices of substitute meat products relative to pork, affect the prices of pork products. As a result of decreases in the prices of substitute meat products relative to pork, consumers may purchase less pork. For example, past outbreaks of avian influenza in various parts of the world reduced the global demand for poultry and thus created temporary surpluses of poultry. These poultry surpluses placed downward pressure on poultry prices, which in turn reduced meat prices including pork prices. Even where we are able to adjust our selling prices in relation to decreases in the prices of substitute products, our profit margin may experience contraction, which in turn may have a material adverse impact on our business, financial condition, results of operations and prospects.

Outbreaks of livestock diseases may affect our ability to conduct our business and harm demand for our products.

Outbreaks of diseases affecting livestock, such as BSE, FMD and various strains of influenza, which may be caused by factors beyond our control, or concerns that these diseases may occur and spread in the future, could lead to cancellation of orders by our customers or governmental restrictions on the import and export of our products to or from our suppliers, facilities or customers. Moreover, outbreaks of livestock diseases could have a significant effect on the livestock we own by requiring us to, among other things, destroy any affected livestock and create negative publicity that may have a material adverse effect on customer demand for our products. In addition, if the products of our competitors become contaminated, the adverse publicity associated with such an event may lower consumer demand for our products.

Any perceived or real health risks related to the food industry could adversely affect our ability to sell our products. If our products become contaminated, we may be subject to product liability claims and product recalls.

We are subject to risks affecting the food industry generally, including risks posed by the following:

•	food spoilage or food contamination;

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•	contamination of raw materials;

•	consumer product liability claims;

•	product tampering;

•	product labeling errors;

•	the possible unavailability and expense of product liability insurance; and

•	the potential cost and disruption of a product recall.

Our products may be exposed to contamination by organisms that may produce food borne illnesses, such as E. coli, listeria monocytogenes and salmonella. These organisms are generally found in the environment and, as a result, there is a risk that they could be present in our products. These pathogens can also be introduced to our products through tampering or as a result of improper handling at the further processing, foodservice or consumer level. Once contaminated products have been shipped for distribution, illness or death may result if the products are not properly prepared prior to consumption or if the pathogens are not eliminated in further processing.

Our systems designed to monitor food safety risks throughout all stages of our processes may not eliminate the risks related to food safety. As a result, we may voluntarily recall, or be required to recall, our products if they are or may be contaminated, spoiled or inappropriately labeled.

We may be subject to significant liability in the jurisdictions in which our products are sold if the consumption of any of our products causes injury, illness or death. Such liability may result from proceedings filed by the government’s attorney’s office, consumer agencies and individual consumers. We may have to pay significant damages to consumers or to the government and such liability may be in excess of applicable liability insurance policy limits. Adverse publicity concerning any perceived or real health risk associated with our products could also cause customers to lose confidence in the safety and quality of our food products, which could adversely affect our ability to sell our products. We could also be adversely affected by perceived or real health risks associated with similar products produced by others to the extent such risks cause customers to lose confidence in the safety and quality of such products generally.

Environmental regulation and related litigation and commitments could have a material adverse effect on us.

Our past and present business operations and properties are subject to extensive and increasingly stringent laws and regulations in the countries in which we have operations pertaining to protection of the environment, including among others:

•	the treatment and discharge of materials into the environment;

•	the handling and disposition of manure and solid wastes; and

•	the emission of greenhouse gases.

Failure to comply with these laws and regulations may result in significant consequences to us, including administrative, civil and criminal penalties, liability for damages and negative publicity. Some requirements applicable to us may also be enforced by citizen groups or other third parties. Natural disasters, such as flooding and hurricanes, can cause the discharge of effluents or other waste into the environment, potentially resulting in our being subject to further liability claims and governmental regulation, as has occurred in the past. See the section headed “Business — Environmental Matters” for further discussion of our regulatory compliance as it relates to environmental risk. We have incurred, and will continue to incur, significant capital and operating expenditures to comply with these laws and regulations.

In addition, new environmental issues could arise that could cause currently unanticipated investigations, assessments, costs or expenditures. We may be subject to higher compliance costs if environmental protection laws become more stringent. Environmental claims or failure to comply with any present or future environmental protection laws may require us to spend additional funds and may adversely affect our results of operations.

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PRC laws and regulations require enterprises engaged in manufacturing and construction that may produce environmental waste to adopt measures to effectively control and properly dispose of waste gases, waste water, industrial waste, dust and other environmental waste materials. These laws and regulations also require payments from producers discharging waste substances. If we fail to comply with such laws or regulations and such failure results in environmental pollution, we may be required to pay fines. If the breach is serious, the PRC government may suspend or close any operation failing to comply with such laws or regulations. We cannot assure you that the PRC government will not change existing laws or regulations or impose additional or stricter laws or regulations, compliance with which may cause us to incur significant capital expenditure that we may not be able to pass on to our customers through increased product prices.

Our financial success is dependent on our continued innovation and successful launch of new products and promoting our brands through marketing investments, and we may not be able to anticipate or make timely responses to changes in the tastes and preferences of consumers.

The success of our operations depends on our ability to identify market trends and introduce new or enhanced products in a timely manner that satisfy the tastes and preferences of customers. Customer preferences differ across and within each of our operating regions and shift over time in response to changes in culinary, demographic and social trends, economic circumstances and the marketing efforts of our competitors. There can be no assurance that our existing products will continue to be accepted by our customers or that we will be able to anticipate or respond to changes in consumer tastes and preferences in a timely manner. Our failure to anticipate, identify or react to these particular tastes or changes could adversely affect our sales performance and our profitability. In addition, demand for many of our consumer products is closely linked to consumers’ purchasing power and disposable income levels, which may be adversely affected by unfavorable economic development in the countries in which we operate.

We devote significant resources to new product development and product extensions. However, we may not be successful in developing innovative new products, and our new products may not be commercially successful. To the extent we are not able to effectively gauge the direction of our key markets and successfully identify, develop and manufacture new or improved products in these changing markets, our financial results and our competitive position will suffer. Moreover, there are inherent market risks associated with new product introductions, including uncertainties about marketing and consumer acceptance, and there can be no assurance that we will be successful in introducing new products. We may expend substantial resources developing and marketing new products which may not achieve expected sales levels.

In addition, we may not be successful in maintaining or strengthening our brand image. We seek to maintain and strengthen our brand image through marketing investments, including advertising, consumer promotions and trade promotions. Maintaining and strengthening our brand image depends on our ability to adapt to a rapidly changing media environment, including on social media other online dissemination of advertising campaigns. If we do not maintain and strengthen our brand image, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We face competition in our business, which may adversely affect our market share and profitability.

The beef, pork and chicken industries are highly competitive. Competition exists both in the purchase of live hogs, and in the sale of pork and meat products. In addition, our pork and meat products compete with other protein sources, such as fish. We face competition from a number of pork producers in Chongqing City and Sichuan province where we operate.

The principal competitive factors in the animal protein processing industries are operating efficiency and the availability, quality and cost of raw materials and labor, price, quality, food safety, product distribution, technological innovations and brand loyalty. Our ability to be an effective competitor depends on our ability to compete on the basis of these characteristics. In addition, some of our competitors may have greater financial and other resources than us. We may be unable to compete effectively with these companies, and if we are unable to remain competitive with these meat producers in the future, our market share may be adversely affected.

Our growth (organic and inorganic) may require substantial capital and long-term investments.

Our competitiveness and growth depend on our ability to fund our capital expenditures. We cannot assure you that we will be able to fund our capital expenditures at reasonable costs due to adverse macroeconomic conditions, our performance or other external factors.

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We may pursue additional opportunities to acquire complementary businesses, which could further increase leverage and debt service requirements and could adversely affect our financial situation if we fail to successfully integrate the acquired business.

We intend to continue to pursue selective acquisitions of complementary businesses in the future. Inherent in any future acquisitions are certain risks such as increasing leverage and debt service requirements and combining company cultures and facilities, which could have a material adverse effect on our operating results, particularly during the period immediately following such acquisitions. Additional debt or equity capital may be required to complete future acquisitions, and there can be no assurance that we will be able to raise the required capital. Furthermore, acquisitions involve a number of risks and challenges, including:

•	diversion of management’s attention;

•	potential loss of key employees and customers of the acquired companies;

•	an increase in our expenses and working capital requirements;

•	failure of the acquired entities to achieve expected results;

•	our failure to successfully integrate any acquired entities into our business; and

•	our inability to achieve expected synergies and/or economies of scale.

These opportunities may also expose us to successor liability relating to actions involving any acquired entities, their respective management or contingent liabilities incurred prior to our involvement and will expose us to liabilities associated with ongoing operations, in particular to the extent we are unable to adequately and safely manage such acquired operations. These transactions may also be structured in such a manner that would result in our assumption of obligations or liabilities not identified during our pre-acquisition due diligence.

Any of these and other factors could adversely affect our ability to achieve anticipated cash flows at acquired operations or realize other anticipated benefits of acquisitions, which could adversely affect our reputation and have a material adverse effect on us.

We are subject to various risks relating to worker safety.

Given the nature of our operations, we are subject to various risks relating to worker safety. We conduct training and educational campaigns to improve awareness of risks and safety in the work environment and strive to improve safety conditions in the workplace, but cannot ensure that accidents will not occur. If our efforts to improve worker safety and reduce the frequency and number of workplace accidents are not successful, our business, financial condition and results of operations may be adversely affected.

We may fail to comply with legal or regulatory requirements or to obtain or adhere to requirements under relevant licenses or permits.

Our manufacturing and other production facilities, including hog farming, as well as the processing, packaging, storage, distribution, advertising and labeling of our products, are subject to extensive legal and regulatory food safety requirements, including regular government inspections and governmental food processing controls, in the countries in which we operate. In China, under applicable laws and regulations, we are required to obtain and maintain various licenses and permits in order to operate our hog farming and slaughtering operations. These include, amongst others, “Livestock and Poultry Breeders Production Operation Permit”, “Certificate for Animal Epidemic Disease Prevention” and “Certificate of Designated Location of Slaughterhouse for Hogs”. We are also required to obtain various government approvals and comply with applicable hygiene and food safety standards in relation to our production processes, premises and products. Loss of or failure to obtain necessary permits and licenses could delay or prevent us from meeting current product demand, introducing new products, building new facilities or acquiring new businesses and could adversely affect our operating results. If we are found not to be in compliance with applicable laws and regulations, particularly if it relates to or compromises food safety, we could be subject to civil remedies, including fines, injunctions, recalls or asset seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, future material changes in food safety regulations could result in increased operating costs or affect our ordinary operations, which could also have a material adverse effect on our operations and our financial results.

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We rely substantially on external suppliers for hogs, beef, lamb, chicken, duck, rabbit meat and other raw materials.

We purchase live hogs and fresh pork, beef, lamb, chicken, duck, and rabbit meat from external distributors for use in our production of processed products. A continuous and stable supply of ordinary live hogs and other meat that meet our standards is crucial to our operations. We expect to continue to rely on external suppliers for all of live hogs, fresh pork, beef, lamb, chicken, duck, and rabbit meat production requirements. We also rely on external suppliers for other key raw materials, including seasonings. There can be no assurance that we will continue to be able to source live hogs, fresh pork, beef, lamb, chicken, duck, rabbit meat, seasonings, or other raw materials meeting our requirements on reasonable prices or terms or at all. In the event that our supply of the raw materials is interrupted for whatever reason, our business, financial condition, results of operations and prospects may be materially and adversely affected.

The loss of one or more of our largest customers, or changes in the trade terms required by such customers could adversely affect our business, financial condition and results of operations.

Our business could suffer significant setbacks in sales and operating income if our customers’ business plans or markets change significantly or if we lose one or more of our largest customers. For the year ended June 30, 2017, one customer accounted for 79.1% of our total revenue. For the year ended June 30, 2016, two customers accounted for 21.5% and 13.7% of the total revenue. Moreover, consolidation within the retail industry is likely to continue in China, including among supermarkets, warehouse clubs and food distributors, which would result in us having an increasingly concentrated retail base and increased credit exposure to certain customers. Furthermore, as the retail branded food and foodservice industries continue to consolidate, our large customers may seek to use their position to improve their profitability through improved inventory efficiency, lower pricing, increased promotional programs and increased emphasis on private label products. If we are unable to use our scale, marketing expertise, product innovation and category leadership positions to effectively respond, our profitability or volume growth could be negatively affected. To the extent we provide concessions or trade terms that are more favorable to our customers, our margins would be reduced. The loss of a significant customer or a material reduction in sales to, or adverse change to trade terms with, a significant customer could materially and adversely affect our product sales, financial condition, results of operations and prospects.

Our operations are subject to the general risks of litigation.

We are involved on an ongoing basis in litigation arising in the ordinary course of business or otherwise. Trends in litigation may include class actions involving consumers, shareholders, employees or injured persons, and claims related to commercial, labor, employment, antitrust, securities or environmental matters. Moreover, the process of litigating cases, even if we are successful, may be costly, and may approximate the cost of damages sought. These actions could also expose us to adverse publicity, which might adversely affect our brands, reputation and/or customer preference for our products and distract our management from other tasks. Litigation trends and expenses and the outcome of litigation cannot be predicted with certainty and adverse litigation trends, expenses and outcomes could adversely affect our financial results. Please see the section headed “Business — Legal Compliance and Proceedings” in this prospectus for details of our material litigation and proceedings.

The consolidation of our customers could adversely affect our business.

Our customers, such as supermarkets and farmers’ markets, have consolidated in recent years, and consolidation is expected to continue. These consolidations have produced large, sophisticated customers with increased buying power who are more capable of operating with reduced inventories, opposing price increases, and demanding lower pricing, increased promotional programs and specifically tailored products. These customers also may use shelf space currently used for our products for their own private label products. If we fail to respond to these trends, our volume growth could slow or we may need to lower prices or increase promotional spending for our products, any of which would adversely affect our financial results.

Macroeconomic conditions could have a material adverse effect on our business, results of operations, financial condition and stock price.

Key macroeconomic conditions are likely to affect our business, results of operations and financial condition. Consumer confidence, energy price, labor cost, prices, unemployment are among the factors that often impact the borrowing behavior of our customers. Poor economic conditions reduce the demand for consumption of pork and pork products.

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While certain economic conditions in China have shown signs of improvement following the recent global economic crisis, economic growth has been slow and uneven as consumers continue to face domestic concerns, as well as economic and political conditions in the global markets. A prolonged period of slow economic growth or a significant deterioration in economic conditions would likely affect our customers’ activity levels and the ability and willingness of customers to obtain financing from us or to pay amounts already owed to us, and could have a material adverse effect on our business, results of operations and financial condition.

If we are not able to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition and results of operations would be materially and adversely affected.

Although the livestock industry is not directly affected by the rapidly changing technology, evolving industry standards, new service and product introductions and changing customer demands have changed the way we and our competitors do business over the years. Furthermore, our competitors are constantly developing innovations in online marketing, communications, social networking and other services to expand the basis of suppliers and customers. We continue to invest significant resources in our infrastructure, research and development and other areas in order to enhance our quality control, information technology, and our existing products and services. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plan. Our failure to innovate and adapt to these changes would have a material adverse effect on our business, financial condition and results of operations.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing customers. Successful promotion of our brand and our ability to attract customers depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services. It is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new services could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We own certain intellectual properties. See “Business — Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

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It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

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Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. The number of our employees have surged due to the fast expansion of our business. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including risk management, software engineering, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve our clients could diminish, resulting in a material adverse effect to our business.

A lack of insurance could expose us to significant costs and business disruption.

We have not yet purchased insurance to cover our assets and property of our business, which could leave our business inadequately protected from loss. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected. Furthermore, Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products.

Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

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Risks Related to Our Corporate Structure and Operation

If the PRC government deems that the contractual arrangements in relation to CQ Penglin, our consolidated variable interest entity, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among Xiangtai WFOE and CQ Penglin and its shareholders. As a result of these contractual arrangements, we exercise control over CQ Penglin and consolidate its operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Corporate History and Structure.”

In the opinion of our PRC counsel, AllBright Law Offices, our current ownership structure, the ownership structure of Xiangtai WFOE, our PRC subsidiary, and CQ Penglin, our consolidated variable interest entity, the contractual arrangements between Xiangtai WFOE and CQ Penglin are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, our PRC counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or MOC, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entity would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See “— Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” below. If the ownership structure, contractual arrangements and business of our company, Xiangtai WFOE or CQ Penglin are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of Xiangtai WFOE and CQ Penglin, revoking the business licenses or operating licenses of Xiangtai WFOE or CQ Penglin, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of CQ Penglin, and/or our failure to receive economic benefits from CQ Penglin, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with CQ Penglin, our consolidated variable interest entity for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with CQ Penglin and its shareholders to operate our business. For a description of these contractual arrangements, see “Business — Corporate History and Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entity. For example, CQ Penglin and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

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If we had direct ownership of CQ Penglin, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of CQ Penglin, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by CQ Penglin, and its shareholders of their obligations under the contracts. The shareholders of CQ Penglin may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with CQ Penglin. Although we have the right to replace any shareholder of CQ Penglin under their respective contractual arrangements, if any shareholder of CQ Penglin is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “— Any failure by CQ Penglin, our consolidated variable interest entity, or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” below. Therefore, our contractual arrangements with CQ Penglin, our consolidated variable interest entity, may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by CQ Penglin, our consolidated variable interest entity, or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If CQ Penglin, our consolidated variable interest entity, or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of CQ Penglin were to refuse to transfer their equity interest in CQ Penglin to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated variable interest entity, and our ability to conduct our business may be negatively affected.

The shareholders of CQ Penglin, our consolidated variable interest entity, may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of CQ Penglin may differ from the interests of our company as a whole. These shareholders may breach, or cause CQ Penglin to breach, the existing contractual arrangements we have with them and CQ Penglin, which would have a material adverse effect on our ability to effectively control CQ Penglin and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with CQ Penglin to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in CQ Penglin to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of CQ Penglin, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to CQ Penglin, our consolidated variable interest entity, may be subject to scrutiny by the PRC tax authorities and they may determine that we or CQ Penglin owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Xiangtai WFOE, our wholly-owned subsidiary in China, CQ Penglin, our consolidated variable interest entity in China, and the shareholders of CQ Penglin, were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Xiangtai WFOE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by CQ Penglin for PRC tax purposes, which could in turn increase its tax liabilities without reducing Xiangtai WFOE’s tax expenses. In addition, if Xiangtai WFOE requests the shareholders of CQ Penglin, as the case may be, to transfer their equity interests in CQ Penglin, as the case may be, at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject Xiangtai WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on CQ Penglin for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entity’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by CQ Penglin, our consolidated variable interest entity, that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

CQ Penglin, our consolidated variable interest entity, holds certain assets that are material to the operation of our business, including domain names and an ICP license. Under the contractual arrangements, our consolidated variable interest entity may not and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event CQ Penglin’s shareholders breach these contractual arrangements and voluntarily liquidate CQ Penglin, or CQ Penglin declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If CQ Penglin undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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If the chops of Xiangtai WFOE and GA Yongpeng, our PRC subsidiaries, CQ Penglin, our consolidated variable interest entity, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of Xiangtai WFOE and GA Yongpeng, our PRC subsidiaries, and CQ Penglin, our consolidated variable interest entity are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Doing Business in the People’s Republic of China

Changes in political, social and economic policies in any of China, the U.S. or Europe may materially and adversely affect our business, financial condition, results of operations and prospects.

Our business operations are primarily conducted in China. Accordingly, we are affected by the economic, political and legal environment in China.

In particular, China’s economy differs from the economies of most developed countries in many respects, including the fact that it:

•	has a high level of government involvement;

•	is in the early stages of development of a market-oriented economy;

•	has experienced rapid growth; and

•	has a tightly controlled foreign exchange policy.

China’s economy has been transitioning from a planned economy towards a more market-oriented economy. However, a substantial portion of productive assets in China remain state-owned and the PRC government exercises a high degree of control over these assets. In addition, the PRC government continues to play a significant role in regulating industrial development by imposing industrial policies. For the past three decades, the PRC government has implemented economic reform measures to emphasize the utilization of market forces in economic development.

China’s economy has grown significantly in recent years; however, there can be no assurance that such growth will continue. The PRC government exercises control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Some of these measures benefit the overall economy of China, but may also have a negative effect on our business. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. As such, our future success is, to some extent, dependent on the economic conditions in China, and any significant downturn in market conditions may materially and adversely affect our business prospects, financial condition, results of operations and prospects.

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China’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you.

We have all of our operations in China. The legal system of China is a civil law system based on written statutes. Unlike common law systems, it is a system in which prior court decisions have limited value as precedents. Since 1979, the PRC government has promulgated laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, China has not developed a fully integrated legal system. Recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these newer laws and regulations involve greater uncertainties than those in jurisdictions available to you. In addition, China’s legal system is based in part on government policies and administrative rules and many have retroactive effects. We cannot predict the effect of future developments in China’s legal system, including the promulgation of new laws, changes to existing laws, or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require WOFE to adjust its taxable income under the contractual arrangements they currently have in place with our consolidated variable interest entity in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “— Risks Related to Our Corporate Structure — Contractual arrangements in relation to CQ Penglin, our consolidated variable interest entity, may be subject to scrutiny by the PRC tax authorities and they may determine that we, or our PRC consolidated variable interest entity, owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “— If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and the concurrent private placement to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from our initial public offering and the concurrent private placement to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration and approval requirements.

Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. According to the Interim Measures on the Management of Foreign Debts promulgated by SAFE, the Ministry of Finance and the National Development and Reform Commission on January 8, 2003, the statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOC or its local counterpart and the amount of registered capital of such foreign-invested company. According to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017, or Circular 9, the maximum amount of foreign debt that each of our PRC subsidiaries or our consolidated variable interest entity is allowed to borrow is two times of their respective net assets as indicated in their respective latest audited financial reports. Pursuant to circular 9 and other PRC laws and regulations regarding foreign debt, within a one-year grace period starting from January 11, 2017, the statutory limit for the total amount of foreign debt of a foreign-invested company, which is subject to its own election, is either the difference between the amount of total investment and the amount of registered capital as approved by the MOC or its local counterpart, or two times of their respective net assets. With respect to our consolidated variable interest entity, the limit for the total amount of foreign debt is two times of its respective net assets pursuant to circular 9. Moreover, according to Notice of the National Development and Reform Commission on Promoting the Administrative Reform of the Recordation and Registration System for Enterprises’ Issuance of Foreign Debts issued by the National Development and Reform Commission in September 2015, any loans we extend to our consolidated variable interest entity for more than one year must be filed with the National Development and Reform Commission or its local counterpart and must also be registered with SAFE or its local branches.

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the MOC or its local counterpart. On March 30, 2015, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than principal-secured products issued by banks; (iii) granting loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the cash provided by our offshore financing activities to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new variable interest entities in the PRC.

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In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our initial public offering and our private placement and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ordinary shares.

Substantially all of our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from our initial public offering. Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiaries and consolidated variable interest entity is RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ordinary shares.

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Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on the price of our ordinary shares.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

We must remit the offering proceeds to PRC before they may be used to benefit our business in the PRC, and this process may take a number of months.

The proceeds of this offering must be sent back to the PRC, and the process for sending such proceeds back to the PRC may take several months after the closing of this offering. We may be unable to use these proceeds to grow our business until we receive such proceeds in the PRC. In order to remit the offering proceeds to the PRC, we will take the following actions:

First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to State Administration for Foreign Exchange (“SAFE”) certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments by domestic residents, and foreign exchange registration certificate of the invested company.

Second, we will remit the offering proceeds into this special foreign exchange account.

Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially. Ordinarily, the process takes several months to complete but is required by law to be accomplished within 180 days of application. Until the abovementioned approvals, the proceeds of this offering will be maintained in an interest-bearing account maintained by us in the United States.

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Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations.

Currently, we are making contributions to the plans based on the minimum standards although the PRC laws required such contributions to be based on the actual employee salaries up to a maximum amount specified by the local government. Therefore, in our consolidated financial statements, we have made an estimate and accrued a provision in relation to the potential make-up of our contributions for these plans as well as to pay late contribution fees and fines. If we are subject to late contribution fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

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If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Ms. Zeshu Dai entered into an entrustment agreement with Magic Pace Limited, who is currently the sole shareholder of China Meitai Food Co., Ltd. According to the Entrustment Agreement, Magic Pace Limited entrusted its voting power, personnel appointment power and other power related to operating and managing of China Meitai Food Co., Ltd., and therefore effectively the control of our company, to Ms. Dai to the extent permitted by the laws of the British Virgin Islands.

Ms. Dai also entered into a call option agreement with Magic Pace Limited. Pursuant to the call option agreement, Magic Pace Limited granted Ms. Dai an option to acquire 97.74% of the shares of China Meitai Food Co., Ltd upon the closing of the initial public offering of the Company. Upon excising the option Ms. Dai will own 63.80% shares of the Company through China Meitai Food Co., Ltd.

Because there is no guidelines or rulings in respect of the arrangement agreed by the call option agreement and the entrust agreement between Magic Pace Limited and Ms. Dai, our PRC lawyer suggested it may not be deemed as associated with the acquisition of the special purpose vehicle (“SPV”) and Ms. Dai has no liability to register the arrangement according to Circular 37 with a qualified local bank. However, if the local SAFE dissented our PRC counsel’s opinion on the arrangement Magic Pace Limited and Ms. Dai, Ms. Dai may be requested by local SAFE to register retrospectively pursuant to Circular 37 and may be subject to administrative punishment pursuant to the related law.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares - People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that China Xiangtai Food Co., Ltd. or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then China Xiangtai Food Co., Ltd. or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on the investment in our ordinary shares.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

We are a company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares — People’s Republic of China Taxation.” As of June 30, 2017 and 2016, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Keen Point and Fortunes Capital HK, our Hong Kong subsidiaries.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, and a Circular 7 in replacement of some of the existing rules in Circular 698, which became effective in February 2015.

Under Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

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In February 2015, the SAT issued Circular 7 to replace the rules relating to indirect transfers in Circular 698. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 698 and Circular 7, and may be required to expend valuable resources to comply with Circular 59, Circular 698 and Circular 7 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 698 and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 or Circular 698 and Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Risks Related to Our Initial Public Offering and Ownership of Our Ordinary Shares

Our Chief Executive Officer Zeshu Dai will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

Zeshu Dai is deemed to beneficially own 13,000,000 shares of our ordinary shares through China Meitai Food Co., Ltd., a British Virgin Islands company. Ms. Dai controls 97.74% equity interest of China Meitai Food Co., Ltd., which holds 13,300,000 of our ordinary shares. Zeshu Dai is deemed to beneficially own 63.80% of our issued and outstanding ordinary shares as of the date of this prospectus. As long as Zeshu Dai owns or control a significant amount of our outstanding voting power, she has the ability to exercise substantial control over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including:

•	the election and removal of directors and the size of our board of directors;

•	any amendment of our articles of incorporation or bylaws; or

•	the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets.

Moreover, beneficial ownership of our ordinary shares by Zeshu Dai may also adversely affect the trading price for our ordinary shares to the extent investors perceive disadvantages in owning shares of a company with a controlling shareholder.

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of this offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Ordinary Shares could decline.

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The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a publicly listed company in the United States. As a publicly listed company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our Ordinary Shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following June 30. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

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We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of the provision that allow us to delay adopting new or revised accounting standards and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

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The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Ordinary Shares will be determined through negotiations between the Underwriter and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Future issuances or sales, or perceived issuances or sales, of substantial amounts of Shares in the public market could materially and adversely affect the prevailing market price of the Shares and our ability to raise capital in the future.

The market price of our Shares could decline as a result of future sales of substantial amounts of Shares or other securities relating to the Shares in the public market, including by the Company’s substantial shareholders, or the issuance of new Shares by the Company, or the perception that such sales or issuances may occur. Future sales, or perceived sales, of substantial amounts of the Shares could also materially and adversely affect our ability to raise capital in the future at a time and at a price favorable to us, and our Shareholders will experience dilution in their holdings upon our issuance or sale of additional securities in the future.

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We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds in the future to finance further expansion of our capacity and business relating to our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing Shareholders, the percentage ownership of such Shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the Shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

•	further limit our ability to pay dividends or require us to seek consents for the payment of dividends;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

There may not be an active, liquid trading market for our Ordinary Shares.

Prior to this offering, there has been no public market for our Ordinary Shares. An active trading market for our Ordinary Shares may not develop or be sustained following this offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The initial public offering price was determined by negotiations between us and the Underwriter based upon a number of factors. The initial public offering price may not be indicative of prices that will prevail in the trading market.

Investors risk loss of use of funds allocated for purchases, with no right of return, during the offering period.

We cannot assure you that all or any shares will be sold. [•], our Underwriter, is offering our shares on a “best efforts, minimum-maximum basis.” We have no firm commitment from anyone to purchase all or any of the shares offered. If offers to purchase a minimum of [•] shares are not received on or before [•], 2017, escrow provisions require that all funds received be promptly refunded. If refunded, investors will receive no interest on their funds. During the offering period, investors will not have any use or right to return of the funds.

Shares eligible for future sale may adversely affect the market price of our Ordinary Shares, as the future sale of a substantial amount of outstanding Ordinary Shares in the public marketplace could reduce the price of our Ordinary Shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. [•] shares will be outstanding immediately after this offering, if the maximum offering is raised. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale.”

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You will experience immediate and substantial dilution.

The initial public offering price of our shares is substantially higher than the pro forma net tangible book value per share of our Ordinary Shares. Assuming the completion of the minimum offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $[•] or approximately [•]% in the pro forma net tangible book value per share from the price per share that you pay for the shares. Assuming the completion of the maximum offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $[•] or approximately [•]% in the pro forma net tangible book value per share from the price per share that you pay for the Ordinary Shares. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In auditing our consolidated financial statements for the fiscal year ended June 30, 2016 and 2017, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting.

The material weakness identified related to our lack of sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2016 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our current memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

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There can be no assurance that we will not be passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Ordinary Shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat CQ Penglin as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of these entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of CQ Penglin for United States federal income tax purposes, and based upon our income and assets, including goodwill, and the value of our ordinary shares, we do not believe that we were be a PFIC for the taxable years ended June 30, 2016 and 2017 and do not anticipate becoming a PFIC in the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of CQ Penglin for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. holder (as defined in “Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares — United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the Ordinary Shares and on the receipt of distributions on the Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ordinary shares. For more information see “Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares — United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

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USE OF PROCEEDS

After deducting the estimated placement discount and offering expenses payable by us, we expect to receive net proceeds of approximately $[•] from this offering if the minimum offering is sold and approximately $[•] if the maximum offering is sold. The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business. The procedure to remit funds may take several months after completion of this offering, and we will be unable to use the funds in China until remittance is completed. See “Risk Factors — We must remit the offering proceeds to PRC before they may be used to benefit our business in the PRC, and this process may take a number of months.”

We intend to use the net proceeds of this offering as follows after we complete the remittance process, and we have ordered the specific uses of proceeds in order of priority. We do not expect that our priorities for fund allocation would change if the amount we raise in this offering exceeds the size of the minimum offering but is less than the maximum offering. We expect to devote any funds raised over the minimum offering amount to our working capital needs, including devoting further resources to the below uses of proceeds. If we were to raise an amount between the minimum and maximum offerings, the percentage of net proceeds allocated for each use as described below will remain unchanged.

Description of Use	Estimated Amount of Net Proceeds (Minimum Offering)	Estimated Amount of Net Proceeds (Maximum Offering)	Percentage of Net Proceeds
Construction and/or acquisition of specialty stores			[*]	%
Construction and/or acquisition of grocery stores			[*]	%
Construction and/or acquisition of slaughterhouse			[*]	%
Working capital			[*]	%
Total	$	$	100%

DIVIDEND POLICY

We have never declared or paid any cash dividends on our Ordinary Shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

Under section 37(3)(f) of the Companies Law of Cayman Islands law, we may only pay dividends (A) out of profits, (B) out of our share premium account, if we passes the solvency test, which requires us to be solvent and be able to pay our debts as they fall due in the ordinary course of business before and after the dividend payment), (C) out of the proceeds of a fresh issue of shares made for the purposes of the redemption or purchase, or (D) out of capital if (i) it is authorized by our articles of association and (ii) provided that we passed the solvency test.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. Dividend distributions from our PRC subsidiaries to us are subject to PRC taxes, such as withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

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EXCHANGE RATE INFORMATION

Our financial information is presented in U.S. dollars. Our functional currency is Renminbi (“RMB”), the currency of the PRC. Transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than the RMB are included in statements of operations as foreign currency transaction gains or losses. Our financial statements have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”, which was subsequently codified within Accounting Standards Codification (“ASC”) 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity. The relevant exchange rates are listed below:

Period Ended	High Rate	Low Rate	Period End Rate	Average Rate
2011	6.6364	6.2939	6.2939	6.463
2012	6.3879	6.2221	6.2301	6.3088
2013	6.2438	6.0537	6.0537	6.1478
2014	6.2591	6.0402	6.2046	6.162
2015	6.4896	6.187	6.4778	6.2827
January	6.2535	6.187	6.2495	6.2181
February	6.2695	6.2399	6.2695	6.2518
March	6.2741	6.1955	6.199	6.2386
April	6.2185	6.1927	6.2018	6.201
May	6.2086	6.1958	6.198	6.2035
June	6.2086	6.1976	6.2	6.2052
July	6.2097	6.2008	6.2097	6.2085
August	6.4122	6.2086	6.376	6.3383
September	6.3836	6.3544	6.3556	6.3676
October	6.3591	6.318	6.318	6.3505
November	6.3945	6.318	6.3883	6.364
December	6.4896	6.3883	6.4778	6.4491
2016	6.958	6.448	6.943	6.64
January	6.5932	6.5219	6.5752	6.5726
February	6.5795	6.5154	6.5525	6.5501
March	6.55	6.448	6.448	6.5027
April	6.5004	6.4571	6.4738	6.4754
May	6.5798	6.4738	6.5798	6.5259
June	6.6481	6.559	6.6459	6.5892
July	6.7013	6.6371	6.6371	6.6771
August	6.6778	6.6239	6.6776	6.6466
September	6.679	6.66	6.6685	6.6702
October	6.7819	6.6685	6.7735	6.7303
November	6.9195	6.7534	6.8837	6.8402
December	6.958	6.8771	6.943	6.9198
2017	6.9575	6.4773	6.5063	6.7569
January	6.9575	6.836	6.8786	6.8907
February	6.8821	6.8517	6.8665	6.8694
March	6.9132	6.8687	6.8832	6.894
April	6.8988	6.8778	6.89	6.8876
May	6.906	6.8098	6.8098	6.8843
June	6.8382	6.7793	6.7793	6.8066
July	6.8039	6.724	6.724	6.7694
August	6.7272	6.5888	6.5888	6.667
September	6.6591	6.4773	6.6533	6.569
October	6.6533	6.5712	6.6328	6.6264
November	6.6385	6.5967	6.609	6.62
December	6.621	6.5063	6.5063	6.5931
2018
January	6.5263	6.2841	6.399	6.4727
February	6.3471	6.2649	6.328	6.3183
March	6.3565	6.2685	6.2726	6.3174
April	6.334	6.2655	6.3325	6.2967
May	6.4175	6.3325	6.4096	6.3701

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Translation adjustments included in accumulated other comprehensive income (loss) amounted to $(135,663) and $(545,186) for the years ended June 30, 2017 and 2016, respectively. The balance sheet amounts, with the exception of shareholders’ equity at June 30, 2017 and 2016 were translated at 6.78 RMB, and 6.64 RMB to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the years ended June 30, 2017 and 2016 were 6.81 RMB and 6.43 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2017 on a pro forma as adjusted basis giving effect to the sale of the minimum and maximum offering at an assumed public offering price of $[•] per share and to reflect the application of the proceeds after deducting the estimated placement fees. You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Share Capital.”

Minimum Offering ([•] Ordinary Shares)

U.S. Dollars

As of June 30, 2017
	Actual	Pro forma(1)
Assets:
Current Assets	$	$
Intangible assets	$
Property	$
Other Assets	$
Total Assets	$

Liabilities:
Current Liabilities	$
Other Liabilities	$
Total Liabilities	$

Shareholder’s Equity:
Ordinary Shares ([•] shares issued and outstanding with par value of $[•])	$
Shareholder’s Contribution
Additional paid-in capital(2)	$
Accumulated deficit	$
Accumulated other comprehensive income (loss)	$
Total shareholders’ equity	$
Total Liabilities and Shareholders’ Equity	$	$

(1)	Gives effect to the sale of the minimum offering at an assumed public offering price of $[•] per share and reflects the application of the proceeds after deducting the estimated underwriting discounts and our estimated offering expenses.
(2)	Pro forma adjusted for IPO additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting discount, underwriter expense allowance and approximately $[•] in other expenses. In a minimum offering, we expect to receive net proceeds of approximately $[•] ($[•] offering, less underwriting discount of $[•], non-accountable expense allowance of $[•] and offering expenses of $[•]).

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Maximum Offering ([•] Ordinary Share)

U.S. Dollars

As of June 30, 2017
	Actual	Pro forma(1)
Assets:
Current Assets	$	$
Intangible assets	$
Property	$
Other Assets	$
Total Assets	$

Liabilities:
Current Liabilities	$
Other Liabilities	$
Total Liabilities	$

Shareholders’ Equity:
Ordinary Shares ([•] shares issued and outstanding with par value of $[•])	$
Shareholder’s Contribution
Additional paid-in capital(2)	$
Accumulated deficit	$
Accumulated other comprehensive income (loss)	$
Total shareholders’ equity	$
Total Liabilities and Shareholders’ Equity	$	$

(1)	Gives effect to the sale of the maximum offering, as applicable, at an assumed public offering price of $[•] per share and reflects the application of the proceeds after deducting the estimated underwriting discounts and our estimated offering expenses.
(2)	Pro forma adjusted for IPO additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting discount, underwriter expense allowance and approximately $[•] in other expenses. In a maximum offering, we expect to receive net proceeds of approximately $[•] ($[•] offering, less underwriting discount of $[•], non-accountable expense allowance of $[•] and offering expenses of $[•]).

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DILUTION

If you invest in our Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Ordinary Share and the pro forma net tangible book value per Ordinary Share after the offering. Dilution results from the fact that the per Ordinary Share offering price is substantially in excess of the book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares. Our net tangible book value attributable to shareholders at June 30, 2017 was $[•] or approximately $[•] per Ordinary Share. Net tangible book value per Ordinary Share as of June 30, 2017 represents the amount of total assets less intangible assets and total liabilities, divided by the number of Ordinary Shares outstanding.

If the minimum offering is sold, we will have [•] Ordinary Shares outstanding upon completion of the offering. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after June 30, 2017, will be approximately $[•] or $[•] per Ordinary Share. This would result in dilution to investors in this offering of approximately $[•] per Ordinary Share or approximately [•]% from the assumed offering price of $[•] per Ordinary Share. Net tangible book value per Ordinary Share would increase to the benefit of present shareholders by $[•] per share attributable to the purchase of the Ordinary Shares by investors in this offering.

If the maximum offering is sold, we will have [•] Ordinary Shares outstanding upon completion of the offering. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after December, 2017, will be approximately $[•] or $[•] per Ordinary Share. This would result in dilution to investors in this offering of approximately $[•] per Ordinary Share or approximately [•]% from the assumed offering price of $[•] per Ordinary Share. Net tangible book value per Ordinary Share would increase to the benefit of present shareholders by $[•] per share attributable to the purchase of the Ordinary Shares by investors in this offering.

The following table sets forth the estimated net tangible book value per Ordinary Share after the offering and the dilution to persons purchasing Ordinary Shares based on the foregoing minimum and maximum offering assumptions.

	Minimum Offering(1)		Maximum Offering(2)
Assumed offering price per Ordinary Share	$	[•]	$	[•]
Net tangible book value per Ordinary Share before the offering	$	[•]	$	[•]
Increase per Ordinary Share attributable to payments by new investors	$	[•]	$	[•]
Pro forma net tangible book value per Ordinary Share after the offering	$	[•]	$	[•]
Dilution per Ordinary Share to new investors	$	[•]	$	[•]

(1)	Assumes gross proceeds from offering of [•] Ordinary Shares.
(2)	Assumes gross proceeds from offering of [•] Ordinary Shares.

POST-OFFERING OWNERSHIP

The following chart illustrates our pro forma proportionate ownership, upon completion of the offering under alternative minimum and maximum offering assumptions, by present shareholders and investors in this offering, compared to the relative amounts paid by each. The charts reflect payment by present shareholders as of the date the consideration was received and by investors in this offering at the offering price without deduction of commissions or expenses. The charts further assume no changes in net tangible book value other than those resulting from the offering.

	Shares Purchased			Total Consideration				Average Price
	Amount	Percent		Amount		Percent		Per Share
MINIMUM OFFERING
Existing shareholders	[•]	[•]	%	$	[•]	[•]	%	$	[•]
New investors	[•]	[•]	%	$	[•]	[•]	%	$	[•]
Total	[•]	100%		$	[•]	100.0%		$	[•]

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	Shares Purchased			Total Consideration				Average Price
	Amount	Percent		Amount		Percent		Per Share
MAXIMUM OFFERING
Existing shareholders	[•]	[•]	%	$	[•]	[•]	%	$	[•]
New investors	[•]	[•]	%	$	[•]	[•]	%	$	[•]
Total	[•]	100.0%		$	[•]	100.0%		$	[•]

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” All amounts in included in the six months ended December 31, 2017 and 2016 (“Interim Financial Statements”) are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. All amounts in included in the fiscal years ended June 30, 2017 and 2016 (“Annual Financial Statements”) are derived from our audited consolidated financial statements included elsewhere in this prospectus. These Interim Financial Statements and Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

We are a meat processing company that has operations across key sectors of the industry value chain involving processing of meat products. We are engaged in slaughtering, processing, packing, and selling various processed meat products. We are committed to providing consumers with high-quality, nutritious and tasty products through our portfolio of trusted and well-known brands and to driving consumption trends, while setting a high industry standard in product quality and food safety. We can efficiently match supply with demand and benefit from the strong industry trends in the People’s Republic of China (the “PRC” or “China”).

Our key operating revenues are driven by two type of markets: 1) supermarket revenues and 2) farmers’ market revenues. Our supermarket revenues are mainly driven from the nine supermarkets or hypermarkets (collectively as “supermarkets” herein) that we have cooperation with, where these supermarkets would provide us with store spaces in the supermarkets to put our fresh killed meats and processed marinated fresh meats products in designated counters for purchase. Our famers’ market revenues are mainly driven from our hog production which we purchase live hogs for slaughtering and sell them to wholesale distributors or individual sellers that will ultimately sell them in farmers’ markets. We also separate out the hogs’ byproduct, such as hog hair, hog blood, hog intestines, hog feet and hog heads and sell them separately to the wholesale distributors or individual sellers.

Our fresh killed meat and processed marinated meat products have entered some of the large supermarkets in the city of Chongqing and Sichuan province, such as Chongqing New Century, Sichuan Yonghui, Chongqing Lotte Mart, Chongqing Carrefour and so forth. In April 2017, we opened up our sales channel in the city of Shenzhen, in the Guangdong province, by cooperating with Renrenlei, a big local supermarket chain. And we are seeking to open up other business lines, such as running our own specialty, or grocery store, to extend our business chain in major cities of China in the near future.

We own the only Level A slaughtering house, the highest rating available, in the county of Linshui, in the Sichuan province, approved and recognized by the Commercial Bureau of Sichuan. In China, only the fresh skilled hogs slaughtered at a Level A slaughtering house can be freely traded at any farmers’ market in China. We ensure that the live hogs that we purchase are originally from well-known big hog farms located in different cities in southern China and use an 80% automated standard modern line to slaughter, process and pack. Every live hog will be examined by the local Food Safety Administration (“FSA”) officers for illness at our slaughtering house before can be slaughtered and throughout the slaughtering process. Dead and ill hogs will be processed by a high-temperature method and buried as soon as discovered. In addition, the whole slaughtering process is also observed and regulated daily by the local FSA officers. Besides the modern slaughtering line, we have a full set of modern recycling system to reduce sewage and harmful waste to the lowest level as we care our environment as much as our business. All our fresh hog products sold at farmers’ market were produced and sold to our wholesale distributors or individual sellers on the same day, the wholesale distributors then resell them to contracted small distributors as soon as they received the products, and the small distributors and individual sellers resell to end buyers also on the same day to keep the freshness.

We have strict quality control systems in each process of our value chain, from production through sales and distribution. These objectives are grounded in our sustainability program, which focuses on key areas such as employee welfare, the environment, food safety and quality, helping communities and value creation. We foster a strong culture of innovation, which allows us to adapt to evolving consumer preferences. We have a proven track record of launching successful new products that help drive our revenue growth and increase our margins in each of our key markets. So far we have received many national or local honors, including "Honest and Trustworthy Seller", “Annual Sales Star”, “Best Partner,” and “First Place in Fresh Grocery” from New Century Department Store, “Industrial Leading Enterprise” from Chongqing City Fuling District government, “Vice President Entity” from Chongqing Tongchuan Chamber of Commerce. We won these awards and honors because we have had a close and successful working relationship with big supermarkets and department stores, that we have effectively discharged our sales and marketing effort, and that we penetrated deep into the meat market int Chongqing City.

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Key Factors that Affect Operating Results

PRC Pork Industry

The rapid growth of the PRC pork industry has been driven largely by robust economic growth, continued urbanization and rising disposable income. China is the largest pork production and consumption market in the world, comprising 49.25% and 50.2% of the global production and consumption markets respectively in 2015. Pork is deeply rooted in Chinese culture and diet, and comprised 61.9% of China’s meat consumption in 2015. Although PRC pork production volume has historically grown at a steady rate, a gap has consistently existed between the supply and demand of pork. Pork consumption is expected to grow at a comparatively faster compound annual growth rate (“CAGR”) of 3.08% compared to pork production with a CAGR of 3.01% from 2012 to 2018, leading to a widening supply shortfall. Therefore, it is expected that the volume of PRC pork imports will continue to rise.

The key drivers of the PRC pork industry can be analyzed in terms of demand and supply. The growing demand for fresh pork and packaged pork products is attributable to the rise in disposable income and living standards, continuing urbanization, expansion of middle class, the important role of animal protein in food consumption, the importance of pork as a source of animal protein and increasing demand for high quality and safe products. As a result of changing consumer behavior and growing demand, producers are experiencing accelerated industry concentration and a trend toward vertical integration.

The key drivers of the PRC pork industry have given rise to a number of key trends. In the fresh pork market, chilled fresh pork is expected to become a key product category, driven by its perceived higher quality. In addition, modern retailers in the PRC, such as supermarkets and hypermarkets, are expected to gradually increase in significance in food retail markets, especially in more developed urban areas, as a result of better hygiene and more comfortable environment compared to traditional farmers’ markets. Brand image is playing a more important role in the pork industry, particularly as it relates to the perception of better food safety and higher product quality. The demand for packaged pork products has increased, driven by the improvements in the PRC economy and greater influence of western dietary habits. Consumers are placing greater importance on product safety, nutrition, convenience and diversification, which can be better satisfied by packaged pork products.

If we are unable to sustain our higher qualify of products, or if our partnered supermarkets or hypermarkets are not able to keep up a better hygiene and more comfortable environment, or if we cannot keep up the perception of better food safety and higher production qualify of our brand image, or if our slaughtering house or our partnered supermarkets or hypermarkets failed any FSA inspections, it may materially reduce the demand for our products and may have a materially adverse effect on its business.

PRC economy

Although the PRC economy has grown in recent years, the pace of growth has slowed, and even that rate of growth may not continue. According to the PRC National Bureau of Statistics, the annual rate of growth in the PRC declined from 7.7% in 2013 to 7.4% in 2014, 6.9% in 2015, 6.7% in 2016 and 6.5% in 2017. A further slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the purchase power of the consumers of our products and lead to the decrease of demand for our products and may have a materially adverse effect on its business.

Key Factors

Our variable interest entity and our operating subsidiary are incorporated, and its operations and assets are located, in China. Accordingly, our results of operations, financial condition and prospects are affected by China’s economic and regulation conditions in the following factors: (a) an economic downturn in China or any regional market in China; (b) economic policies and initiatives undertaken by the Chinese government; (c) changes in the Chinese or regional business or regulatory environment affecting the purchase power of consumers of our products; (d) changes in the Chinese government policy on livestock slaughtering licenses; (e) changes in the Chinese government policy on food industry; (f) breakout of livestock disease in the PRC, such as BSE, FMD and various strains of influenza. Unfavorable changes could affect demand for products that we sell and for products that we provide and could materially and adversely affect the results of operations.

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We have contracts with major distributors that are selling our products to individual customers or small distributors from our hog production. Each of our slaughtered hogs is stamped with the FSA approval stamp after inspection and with the slaughtered house’s approval stamp, which states the name of the slaughtered house and its assigned code. After having these two stamps, FSA will issue an inspection approval certificate, and the slaughtered house will issue another inspection approval certificate. These two certificates go along with the fresh killed hog for anyone selling our fresh killed hog. Then fresh killed hog meat can be sold in markets. Our sales efforts focus on those large customers which place large recurring orders and present less credit risk to us. For the six months ended December 31, 2017, one customer accounted approximately 16.4% of our sales. For the year ended June 30, 2017, one customer accounted for approximately 79.1% of our sales.

Our supermarket sales provide a higher profit margin. To obtain the permission of selling our products at a supermarket, we need to compete with many other companies and we compete primarily on the basis of quality and price. If we are unable to compete successfully in our markets, our relative supermarket share and profits could be reduced. In addition, we have less bargain power with the supermarkets on operating charges. Therefore, we are acquiring two grocery stores under common control of Ms. Zeshu Dai, our CEO, and her spouse in the city of Chongqing. The operations of these two grocery stores started in November 2017. The acquisition price will be at the carrying value of the stores and we expected to close the transactions by early July of 2018. The carrying value of these two grocery stores at April 30, 2018 were approximately $0.7 million. In addition, we are considering opening or acquiring our own specialty, or grocery store to sell our meat products after the completion of this initial public offering.

Results of Operations

Six Months Ended December 31, 2017 vs. December 31, 2016

	For the Six Months ended December 31,
				Percentage
	2017	2016	Change	Change
Supermarket revenues	$1,840,101	$3,360,394	$(1,520,293)	(45.2)%
Farmers’ market revenues	45,358,900	20,137,348	25,221,552	125.2%
Total revenues	47,199,001	23,497,742	23,701,259	100.9%
Cost of supermarket revenues	1,635,161	2,467,624	(832,463)	(33.7)%
Cost of farmers’ market revenues	41,635,642	18,929,288	22,706,354	120.0%
Total cost of revenues	43,270,803	21,396,912	21,873,891	102.2%
Gross profit	3,928,198	2,100,830	1,827,368	87.0%
Selling expenses	(407,857)	(430,862)	23,005	(5.3)%
General and administrative expenses	(296,809)	(186,156)	(110,653)	59.4%
Provision for doubtful accounts	(304,745)	(148,765)	(155,980)	104.9%
Income from operations	2,918,787	1,335,047	1,583,740	118.6%
Other (expense) income, net	(452,603)	(201,249)	(251,354)	124.9%
Provision for income taxes	(572,360)	(309,871)	(262,489)	84.7%
Net income	$1,893,824	823,927	1,069,897	129.9%

Revenues

Our revenues consist of supermarket revenues and farmers’ market revenues. Total revenues increased by approximately $23.7 million, or 100.9%, to approximately $47.2 million for the six months ended December 31, 2017, compared to approximately $23.5 million for the six months ended December 31, 2016. The overall increase was primarily attributable to the increase of our farmers’ market revenues as we have started to cooperate with more local distributors who promoted and sold our fresh killed hogs to other local smaller distributors or individual sellers.

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Supermarket revenues decreased by approximately $1.5 million, or 45.2%, to approximately $1.8 million for the six months ended December 31, 2017, compared to approximately $3.3 million for the six months ended December 31, 2016. The decrease was primarily attributable to the termination of our cooperation with Chongqing New Century Wanzhou store in October 2017. As a result, we generate less revenues from this major supermarket. In addition, with the impact of online fresh meat shopping, we had to use more promotions to attract customers by offering much lowered average selling price while maintaining profit margin at supermarkets. In an effort to overcome this matter, we are in the process of negotiating to acquire two grocery stores in the city of Chongqing and we expect to close the transactions by July 2018. In addition, we are considering construction or acquiring our own specialty, or grocery store to sell our processed meat products after the completion of this initial public offering.

Farmers’ market revenues increased by approximately $25.2 million, or 125.2%, to approximately $45.3 million for the six months ended December 31, 2017, compared to approximately $20.1 million for the six months ended December 31, 2016. In August 2017, the environmental protection department of each province initiated a big remediation activity. Many small unqualified slaughtering houses near our slaughtering house in Linshui were closed down. Therefore, more hog distributors came to us to buy fresh killed hog meat and byproducts. Besides selling fresh killed regular hogs, we started purchasing, slaughtering, and selling our fresh killed fragrant hogs in September 2017, which also boosted our farmers’ market revenues up.

Our revenues from our farmers’ market revenues are summarized as follows:

	For the Six Months ended December 31, 2017	For the Six Months ended December 31, 2016	Change	Change (%)

Fresh killed regular hogs	$38,502,751	$18,677,769	$19,824,982	106.1%
Fresh killed Fragrant hogs	3,761,643	-	3,761,643	100.0%
Fresh hog byproducts	3,094,506	1,459,579	1,634,927	112.0%
Total farmers’ market revenues	$45,358,900	$20,137,348	$25,221,552	125.2%

Our revenues from fresh killed regular hogs in number of kilograms sold and its average selling price are summarized as follows:

	For the Six Months ended December 31, 2017	For the Six Months ended December 31, 2016	Change	Change (%)

Fresh killed regular hogs (kg)	14,303,829	6,092,380	8,211,449	134.8%
Average selling price (per kg)	$2.69	$3.07	$(0.38)	(12.4)%

Revenues of fresh killed regular hogs increased by approximately $19.8 million, or 106.1%, to approximately $38.5 million for the six months ended December 31, 2017, compared to approximately $18.7 million for the six months ended December 31, 2016. The increase was primarily attributable to the increase of quantity of fresh killed regular hogs sold and partially offset by the decrease in average selling unit price.

During the six months ended December 31, 2017, we sold 14,303,829 kg of fresh killed regular hogs as compared to 6,092,380 kg sold during the six months ended December 31, 2016. The increase in quantity sold of 8,211,449 kg or 134.8% during the six months ended December 31, 2017 as compared to the same period in 2016 were mainly due to the shutdown of many small unqualified slaughtering houses near our slaughtering house in Linshui by the local environmental protection department in August 2017. More local distributors then came to us to buy hog meat. Besides the cooperation with the one big local distributor we have since July 2016, we started to cooperate with 20 new distributors after the shutdown. The increase of quantity of fresh killed regular hogs also attributable to our sales to our private customers, such as are restaurants, school and enterprises for the use in their faculty/student or employee food courts, during the six months ended December 31, 2017.

The average selling price decreased from $3.07/kg during the six months ended December 31, 2016 to $2.69/kg during the six months ended December 31, 2017, a decrease of $0.38/kg or 12.4%. The decrease was mainly due to the price drop of the fresh killed regular hogs market and was offset by the appreciation of Chinese Renminbi against U.S. dollar. The selling price of regular hogs during the year of 2016 were higher compared to the price of the same period in 2015, so farmers turn to raise more hogs during the year of 2017. Generally, it takes about six to ten months to raise a regular hog before it can be slaughtered, so the total supply of hogs in the market increased beginning in November 2016. The unit purchase price started to fall after the supply increased, which caused the unit selling price to fall as well to compete with other sellers. The unit selling price dropped to the lowest point of approximately $2.15/kg in June 2017. The decrease was offset by the appreciation of Chinese Renminbi (“RMB”) against U.S. dollar of 1.6%.

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Our revenues from fresh killed fragrant hogs in number of kilograms sold and its average selling price are summarized as follows:

	For the Six Months ended December 31, 2017	For the Six Months ended December 31, 2016	Change	Change (%)

Fresh killed Fragrant hogs (kg)	666,185	-	666,185	100.0%
Average selling price (per kg)	$5.65	$-	$5.65	100.0%

Besides selling fresh killed regular hogs, we started purchasing, slaughtering, and selling our fresh killed fragrant hogs in September 2017. Fragrant hogs are another hog specie, which is cultivated by hybridizing wild boars with regular hogs. Fragrant hog meat has higher protein, lower fat and better taste than regular hog meat. It usually takes six to ten months to raise a fragrant hog before it can be slaughtered, and the average weight of a fragrant hog is about same as a regular hog. In China, only a few sellers sell fresh killed fragrant hogs in the market. Therefore, we set a higher selling price for our fresh killed fragrant hogs. During the six months ended December 31, 2017, we sold 666,185 kg of fresh killed fragrant hogs at a unit price of $5.65/kg.

Our revenues from fresh hog byproducts on numbers of set sold and its average selling price are summarized as follows:

	For the Six Months ended December 31, 2017	For the Six Months ended December 31, 2016	Change	Change (%)

Fresh hog byproducts (set)	151,898	58,895	93,003	157.9%
Average selling price (per set)	$20.37	$24.78	$(4.41)	(17.8)%

Fresh hog byproducts derived from the hog slaughtering process include hog hair, hog blood, hog intestines, hog feet and hog head. Revenues of fresh hog byproducts increased by approximately $1.6 million, or 112.0%, to approximately $3.1 million for the six months ended December 31, 2017, compared to approximately $1.5 million for the six months ended December 31, 2016. The increase was primarily attributable to our increased revenues of fresh killed regular and fragrant hogs. We slaughtered 58,895 hogs during the six months ended December 31, 2016 as compared to 151,898 hogs during the six months ended December 31, 2017, which is 93,003 more hogs, or 157.9%. Each hog produces a set of byproducts, so more byproducts were produced in 2017. We sell regular hog byproducts and fragrant hog byproducts together at the same price, and sell the byproducts by set with one type of set composted of hog hair, hog blood, hog intestines and hog feet and the other type of set composed of hog heads only. We are connected with two byproducts local distributors, one exclusively purchase our hog heads and the other distributors purchase the remaining hog byproducts who are able to purchase all the byproducts that we produced and are able to resell these byproducts to small distributors or restaurants during the period. The increase of fresh hog byproducts revenues is offset by the decrease of average unit selling price. During the six months ended December 31, 2017, the average selling price decreased from $24.78 during the six months ended December 31, 2016 to $20.37, or 17.8%, which was consistent with the price drop of fresh killed regular hogs.

Cost of Revenues

Our cost of revenues consists of cost of direct materials, labor and manufacturing overhead costs. Total cost of revenues increased by approximately $21.9 million, or 102.2%, to approximately $43.3 million for the six months ended December 31, 2017, compared to approximately $21.4 million for the six months ended December 31, 2016. Our total cost of revenues increased which was in line with the increase of total revenues.

Cost of supermarket revenues decreased by approximately $0.8 million, or 33.7%, to approximately $1.6 million for the six months ended December 31, 2017, compared to approximately $2.4 million for the six months ended December 31, 2016. The decrease was primarily associated with the decreased revenues during the six months ended December 31, 2017 as compared to the same period in 2016. We terminated our cooperation with Chongqing New Century Wanzhou store in October 2017. As a result, our supermarket revenues and the cost of supermarket revenues largely decreased for the six months ended December 31, 2017, compared with the six months ended December 31, 2016.

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Cost of farmers’ market revenues increased by approximately $22.7 million, or 120.0%, to approximately $41.6 million for the six months ended December 31, 2017, compared to approximately $18.9 million for the six months ended December 31, 2016. The increase was mainly caused by the increased revenues at farmers’ markets, which was primarily attributable to the increased revenues brought in by new distributors.

Our cost of revenues from fresh killed regular hogs and byproducts are summarized as follows:

	For the Six Months ended December 31, 2017	For the Six Months ended December 31, 2016	Change	Change (%)

Fresh killed regular hogs	$36,615,129	$17,557,271	$19,057,858	108.5%
Fresh killed Fragrant hogs	2,152,501	-	2,152,501	100.0%
Fresh hog byproducts	2,868,012	1,372,017	1,495,995	109.0%
Total farmers’ market cost of revenues	$41,635,642	$18,929,288	$22,706,354	120.0%

Our volume and unit cost of revenues from fresh killed regular hogs are summarized as follows:

	For the Six Months ended December 31, 2017	For the Six Months ended December 31, 2016	Change	Change (%)

Fresh killed regular hogs (kg)	14,303,829	6,092,380	8,211,449	134.8%
Average production cost (per kg)	$2.56	$2.88	$(0.32)	(11.1)%

Cost of fresh killed regular hogs increased by approximately $19.1 million, or 108.5%, to approximately $36.6 million for the six months ended December 31, 2017, compared to approximately $17.5 million for the six months ended December 31, 2016. The cost of fresh killed regular hogs was part of the cost of purchasing live regular hogs and overhead costs incurred in our own slaughtering house. The increase was primarily associated with the increase of sales volume of fresh killed regular hogs and the appreciation of Chinese Renminbi (“RMB”) against U.S. dollar and offset by the decrease in average production cost.

During the six months ended December 31, 2017, we purchased 151,898 regular hogs which produced 14,303,829 kg of fresh killed regular hogs as compared to 58,895 regular hogs which produced 6,092,380 kg of fresh killed regular hogs during the six months ended December 31, 2016, an increase of 8,211,449 kg, or 134.8%. The increase of quantity produced was associated with the increase of sales volume as mentioned above in the revenues section.

The average unit cost of producing fresh killed regular hogs decreased from $2.88/kg in the six months ended December 31, 2016 to $2.56/kg during the six months ended December 31, 2017, a decrease of $0.32/kg, or 11.1%. The selling price of regular hogs during the year of 2016 were higher compared to the price of the same period in 2015, so farmers turn to raise more regular hogs in the next year. Generally, it takes about six to ten months to raise a regular hog before it can be slaughtered, so the total supplies of regular hogs in the market increased beginning in November 2016. The unit purchase price started to fall after the supply increased. The decrease was offset by the appreciation of Chinese Renminbi (“RMB”) against U.S. dollar of 1.6%.

Our volume and unit cost of revenues from fresh killed fragrant hogs are summarized as follows:

	For the Six Months ended December 31, 2017	For the Six Months ended December 31, 2016	Change	Change (%)

Fresh killed Fragrant hogs (kg)	666,185	-	666,185	100.0%
Average production cost (per kg)	$3.23	$-	$3.23	100.0%

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We started to sell our fresh killed fragrant hogs in September 2017. The cost of fresh killed fragrant hogs was part of the cost of purchasing live fragrant hogs and overhead costs incurred in our own slaughtering house. During the six months ended December 31, 2017, we purchased 151,898 fragrant hogs which produced 666,185 kg of fresh killed fragrant hogs at a unit selling cost of $3.23/kg.

Our volume and unit cost of revenues from byproducts are summarized as follows:

	For the Six Months ended December 31, 2017	For the Six Months ended December 31, 2016	Change	Change (%)

Fresh hog byproducts (set)	151,898	58,895	93,003	157.9%
Average production cost (per set)	$18.88	$23.30	$(4.42)	(19.0)%

Cost of fresh hog byproducts increased by approximately $1.5 million, or 109.0%, to approximately $2.9 million for the six months ended December 31, 2017, compared to approximately $1.4 million for the six months ended December 31, 2016. The increase was primarily associated with the increase of sale volume of byproducts as mentioned above in the revenues section.

The average unit cost of producing fresh hog byproducts decreased from $23.30 during the six months ended December 31, 2016 to $18.88 during the six months ended December 31, 2017, a decrease of 19.0%. The production cost of byproducts is included in production cost of fresh killed regular hogs, so we prorated the total cost of the farmers’ market by the total byproducts revenues to total farmers’ market sales to get the total production cost of byproducts. As a result, the decrease of average production cost of the byproducts is in line with the decrease of average selling price of the byproducts.

Gross Profit

Our gross profit from our major revenue categories are summarized as follows:

	For the Six Months ended December 31, 2017	For the Six Months ended December 31, 2016	Change	Change (%)

Supermarket revenues
Gross profit	$204,940	$892,770	$(687,830)	(77.0)%
Gross margin	11.1%	26.6%	(15.5)%

Farmers’ market revenues
Gross profit	$3,723,258	$1,208,060	$2,515,198	208.2%
Gross margin	8.2%	6.0%	2.2%

Total
Gross profit	$3,928,198	$2,100,830	$1,827,368	87.0%
Gross margin	8.3%	8.9%	(0.6)%

Our gross profit increased by approximately $1.8 million, or 87.0%, to approximately $3.9 million during the six months ended December 31, 2017, from approximately $2.1 million for the six months ended December 31, 2016. The increase in gross profit was primarily due to our significant increase of revenues in our farmers’ market and offset by our decrease of revenues in our supermarkets sales.

For the six months ended December 31, 2017 and 2016, our overall gross profit percentage was 8.3% and 8.9%, respectively. The decrease in gross profit percentage was primarily due to our significant increase in sales volume for the farmers’ market revenues where it generally provide a lower gross percentage as compared with supermarket revenues. The decrease of sales volume in the high gross profit percentage of supermarket revenues also leads to the decrease in overall gross profit percentage.

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Our gross profit percentage for supermarket revenues decreased from 26.6% for the six months ended December 31, 2016 to 11.1% for the six months ended December 31, 2016 mainly due to the decrease of fresh killed meat and processed marinated meat products price decreased due to the impact of online fresh meat shopping as discussed in the revenues section above. As a result, our revenues decreased by 45.2% at a higher rate than our cost of revenues which was decreased by 33.7% between the two periods that resulted in a decrease of gross profit of 15.5%.

Our gross profit percentage for farmers’ market revenues increased from 6.0% for the six months ended December 31, 2016 to 8.2% for the six months ended December 31, 2016 mainly due to our new fresh killed fragrant hog products which had a gross profit margin of 42.8% and offset by the decrease of fresh killed regular hogs unit selling price by 12.2% at a higher rate than the decrease of our unit production cost by 11.2% between the two periods for the reason as discussed in the revenues and cost of revenues section above.

Selling Expenses

Selling expenses decreased by approximately $23,000, or 5.3%, from approximately $430,000 for the six months ended December 31, 2016 as compared to approximately $407,000 million for the six months ended December 31, 2017. The decrease was due to the decrease of other miscellaneous selling expenses, including rent, shipping and other expenses of approximately $44,000 and offset by the increase of office, benefit and salary expenses of approximately $21,000.

General and Administrative Expenses

General and administrative expenses increased by approximately $110,000, or 59.4%, from approximately $186,000 for the six months ended December 31, 2016 as compared to approximately $296,000 for the six months ended December 31, 2017. The decrease in general and administrative expenses was primarily due to the increase of professional services expense such as audit fee of approximately $80,000 mainly due to our preparation of initial public offering in the U.S. begun in the middle of 2017 and the increase of salary expense of approximately $30,000 caused by our increased sales volume to support our administrative teams.

Provision for Doubtful Accounts

Provision for doubtful accounts increased by approximately $156,000, or 104.9% from approximately $149,000 for the six months ended December 31, 2016 as compared to approximately $305,000 for the six months ended December 31, 2017.

Income from Operations

The income from operations for the six months ended December 31, 2017 was approximately $2.9 million, an increase of approximately $1.6 million, or 118.6%, from approximately $1.3 million for the six months ended December 31, 2016. The increase was mostly attributable to the increase of farmers’ market sales, the decrease of selling expenses and general and administrative expenses offset by the decrease in supermarket sales as the reasons that we mentioned above.

Other Income (Expense), Net

Our other expense, net, consists of interest income, interest expense, other finance expense and other income (expense), net. Our other expense was approximately $0.5 million during the six months ended December 31, 2017, a decrease of approximately $0.3 million, or 124.9%, as compared to our other income of approximately $0.2 million during the six months ended December 31, 2016. The decrease was mainly due to the increase of interest expense and finance charges as we incurred more bank loans and notes for our working capital needs.

Provision for Income Taxes

Provision for income tax was approximately $0.6 million during the six months ended December 31, 2017, an increase of $0.3 million, or 84.7%, as compared to approximately $0.3 million for the six months ended December 31, 2016. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. The increase in provision for income taxes was in line with the increase in income before income taxes.

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Net Income

Our net income increased by approximately $1.1 million, or 129.9%, to approximately $1.9 million for the six months ended December 31, 2017, from approximately $0.8 million for the six months ended December 31, 2016. Such change was the result of the combination of the changes as discussed above.

Years Ended June 30, 2017 vs. June 30, 2016

	For the Years ended June 30,
				Percentage
	2017	2016	Change	Change
Supermarket revenues	$4,451,149	$7,836,968	$(3,385,819)	(43.2)%
Farmers’ market revenues	58,825,330	26,792,383	32,032,947	119.6%
Total revenues	63,276,479	34,629,351	28,647,128	82.7%
Cost of supermarket revenues	3,011,400	5,200,859	(2,189,459)	(42.1)%
Cost of farmers’ market revenues	55,198,004	24,476,853	30,721,151	125.5%
Total cost of revenues	58,209,404	29,677,712	28,531,692	96.1%
Gross profit	5,067,075	4,951,639	115,436	2.3%
Selling expenses	(854,643)	(1,359,022)	504,379	(37.1)%
General and administrative expenses	(515,596)	(655,667)	140,071	(21.4)%
Provision for doubtful accounts	(175,317)	(207,892)	32,575	(15.7)%
Income from operations	3,521,519	2,729,058	792,461	29.0%
Other (expense) income, net	(190,908)	182,720	(373,628)	(204.5)%
Provision for income taxes	(875,737)	(727,945)	(147,792)	20.3%
Net income	$2,454,874	$2,183,833	$271,041	12.4%

Revenues

Our revenues consist of supermarket revenues and farmers’ market revenues. Total revenues increased by approximately $28.6 million, or 82.7%, to approximately $63.2 million for the year ended June 30, 2017, compared to approximately $34.6 million for the year ended June 30, 2016. The overall increase was primarily attributable to the increase of our farmers’ market revenues as we have started to cooperate with one local big distributor who promoted and sold our fresh killed regular hogs to other local smaller distributors or individual sellers.

Supermarket revenues decreased by approximately $3.3 million, or 43.2%, to approximately $4.5 million for the year ended June 30, 2017, compared to approximately $7.8 million for the year ended June 30, 2016. The decrease was primarily attributable to the termination of our cooperation contract with Chongqing Yonghui Supermarket (“Chongqing Yonghui”) in June 2016 as we were not able to renew our cooperation contract with Chongqing Yonghui, as a result, we no longer generate revenues from this major supermarket. In an effort to overcome this matter, we are in the process of negotiating to acquire two grocery stores in the city of Chongqing and we expect to close the transactions by July 2018. In addition, we are considering construction or acquiring our own specialty, or grocery store to sell our processed meat products after the completion of this initial public offering.

Farmers’ market revenues increased by approximately $32.0 million, or 119.6%, to approximately $58.8 million for the year ended June 30, 2017, compared to approximately $26.8 million for the year ended June 30, 2016. The increase was primarily attributable to our connection with one big local distributor who have a strong sales network and brought our fresh killed regular hogs and resold them to much more small distributors and individual sellers starting in July 2016. Therefore, one customer accounted for 79.1% of our total revenues during the year ended June 30, 2017 as compared to two customers accounted for 21.5% and 13.7% of our total revenues during the year ended June 30, 2016. Additionally, besides the slaughtering house we owned, we started to cooperate with another slaughtering house in the city of Chongqing in March 2017, which expand our revenues to the Chongqing region.

Our revenues from our farmers’ market revenues are summarized as follows:

	For the Year ended June 30, 2017	For the Year ended June 30, 2016	Change	Change (%)

Fresh killed regular hogs	$54,702,459	$25,707,840	$28,994,619	112.8%
Fresh hog byproducts	4,122,871	1,084,543	3,038,328	280.1%
Total farmers’ market revenues	$58,825,330	$26,792,383	$32,032,947	119.6%

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Our revenues from fresh killed regular hogs in number of kilograms sold and its average selling price are summarized as follows:

	For the Year ended June 30, 2017	For the Year ended June 30, 2016	Change	Change (%)

Fresh killed regular hogs (kg)	18,617,295	6,755,923	11,861,372	175.6%
Average selling price (per kg)	$2.94	$3.81	$(0.87)	(22.8)%

Revenues of fresh killed regular hogs increased by approximately $29.0 million, or 112.8%, to approximately $54.7 million for the year ended June 30, 2017, compared to approximately $25.7 million for the year ended June 30, 2016. The increase was primarily attributable to the increase of quantity of fresh killed regular hogs sold and partially offset by the decrease in average selling unit price.

During the year ended June 30, 2017, we sold 18,617,295 kg of fresh killed regular hogs as compared to 6,755,923 kg sold during the year ended June 30, 2016. The increase in quantity sold of 11,861,372 kg or 175.6% during the year ended June 30, 2017 as compared to the same period in 2016 were mainly due to our connection with one big local distributor, our major customer in year ended June 30, 2017, who have a strong sales network and bought our fresh killed regular hogs and then resold them to much more small distributors and individual sellers starting in July 2016. The small distributors are usually the vendors from the local farmers’ market, and the individual sellers are the pork sellers from the local farmers’ market near our slaughtering house. The increase of quantity of fresh killed regular hogs also attributable to our sales to our new private customers, such as are restaurants, school and enterprises for the use in their faculty/student or employee food courts, during the year ended June 30, 2017. In addition, starting from March 2017, our major customer expanded its sales network in the city Chongqing and started needing demands of our fresh killed regular hogs in that region, as a result, we started bringing our purchased live hogs to another slaughtering house that was not owned by us in the city Chongqing, for slaughtering, as a result, our sales of fresh killed regular hogs also expanded to the Chongqing region which attributable to the increase of quantity of fresh killed regular hogs sold for the year ended June 30, 2017 compared to the year ended June 30, 2016.

The average selling price decreased from $3.81/kg during the year ended June 30, 2016 to $2.94/kg during the year ended June 30, 2017, a decrease of $0.87/kg or 22.8%. The decrease was mainly due to the combination of price drop of the fresh killed regular hogs market, and the depreciation of Chinese Renminbi against U.S. dollar. The selling price of hogs during the year ended June 30, 2016 were higher compared to the price of the same period in 2015, so farmers turn to raise more hogs during the year ended June 30, 2017. Generally, it takes about six to ten months to raise a hog before it can be slaughtered, so the total supply of hogs in the market increased beginning in November 2016. The unit purchase price started to fall after the supply increased, which caused the unit selling price to fall as well to compete with other sellers. The unit selling price dropped to the lowest point of approximately $2.15/kg in June 2017. The decrease was also attributable by the depreciation of Chinese Renminbi (“RMB”) against U.S. dollar of 5.6%.

Our revenues from fresh hog byproducts on numbers of set sold and its average selling price are summarized as follows:

	For the Year ended June 30, 2017	For the Year ended June 30, 2016	Change	Change (%)

Fresh hog byproducts (set)	176,357	63,897	112,460	176.0%
Average selling price (per set)	$23.38	$16.97	$6.41	37.7%

Fresh hog byproducts derived from the hog slaughtering process include hog hair, hog blood, hog intestines, hog feet and hog head. Revenues of fresh hog byproducts increased by approximately $3.0 million, or 280.1%, to approximately $4.1 million for the year ended June 30, 2017, compared to approximately $1.1 million for the year ended June 30, 2016. The increase was primarily attributable to our increased revenues of fresh killed regular hogs. We slaughtered 63,897 hogs during the year ended June 30, 2016 as compared to 176,357 hogs during the year ended June 30, 2017, which is 112,460 more hogs, or 176.0%. Each hog produces a set of byproducts, so more byproducts were produced in 2017. We sold our hog byproducts by set with one type of set are composted of hog hair, hog blood, hog intestines and hog feet, and the other type of set are composed of hog heads only. We are able to connect with two byproducts local distributors, one exclusively purchase our hog heads and the other distributors purchase the remaining hog byproducts, during the year ended June 30, 2017 who are able to purchase all the byproducts that we produced and are able to resell these byproducts to small distributors or restaurants during the period. The other reason caused the increase of fresh hog byproducts revenues is the increase of average unit selling price. During the year ended June 30, 2017, the average selling price increased from $16.97 during the year ended June 30, 2016 to $23.38, or 37.7%, which was mainly due to the facts that we lowered our selling price below the market price in 2016 to sell off all of our byproducts before we connected with these two distributors. We believe that we are able to continuing to sell of the fresh hog byproducts that we generated off from our slaughtered hogs as the people in our sales region always eating these byproducts.

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Cost of Revenues

Our cost of revenues consists of cost of direct materials, labor and manufacturing overhead costs. Total cost of revenues increased by approximately $28.5 million, or 96.1%, to approximately $58.2 million for the year ended June 30, 2017, compared to approximately $29.7 million for the year ended June 30, 2016. Our total cost of revenues increased which was in line with the increase of total revenues.

Cost of supermarket revenues decreased by approximately $2.2 million, or 42.1%, to approximately $3.0 million for the year ended June 30, 2017, compared to approximately $5.2 million for the year ended June 30, 2016. The decrease was primarily associated with the decreased revenues during the year ended June 30, 2017 as compared to the same period in 2016. We ended our cooperation contract with Chongqing Yonghui in June 2016. As a result, our supermarket revenues and the cost of supermarket revenues largely decreased for the year ended June 30, 2017, compared with the year ended June 30, 2016.

Cost of farmers’ market revenues increased by approximately $30.7 million, or 125.5%, to approximately $55.2 million for the year ended June 30, 2017, compared to approximately $24.5 million for the year ended June 30, 2016. The increase was mainly caused by the increased revenues at farmers’ markets, which was primarily attributable to the increased revenues brought in by the big local distributor, our major customer for the year ended June 30, 2017.

Our cost of revenues from fresh killed regular hogs and byproducts are summarized as follows:

	For the Year ended June 30, 2017	For the Year ended June 30, 2016	Change	Change (%)

Fresh killed regular hogs	$51,329,360	$23,486,041	$27,843,319	118.6%
Fresh hog byproducts	3,868,644	990,812	2,877,832	290.5%
Total farmers’ market cost of revenues	$55,198,004	$24,476,853	$30,721,151	125.5%

Our volume and unit cost of revenues from fresh killed regular hogs are summarized as follows:

	For the Year ended June 30, 2017	For the Year ended June 30, 2016	Change	Change (%)

Fresh killed regular hogs (kg)	18,617,295	6,755,923	11,861,372	175.6%
Average production cost (per kg)	$2.76	$3.48	$(0.72)	(20.7)%

Cost of fresh killed regular hogs increased by approximately $27.8 million, or 118.6%, to approximately $51.3 million for the year ended June 30, 2017, compared to approximately $23.5 million for the year ended June 30, 2016. The cost of fresh killed regular hogs was part of the cost of purchasing a live hog and overhead cost incurred in our own slaughtering house. The increase was primarily associated with the increase of sales volume of fresh killed regular hogs offset by the decrease in average production cost and the depreciation of Chinese Renminbi (“RMB”) against U.S. dollar.

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During the year ended June 30, 2017, we purchased 176,357 hogs which produced 18,617,295 kg of fresh killed regular hogs as compared to 63,897 hogs which produced 6,755,923 kg of fresh killed regular hogs during the year ended June 30, 2016, an increase of 11,861,372 kg, or 175.6%. The increase of quantity produced was associated with the increase of sales volume as mentioned above in the revenues section.

The average unit cost of producing fresh killed regular hogs decreased from $3.48/kg in the year ended June 30, 2016 to $2.76/kg during the year ended June 30, 2017, a decrease of $0.72/kg, or 20.7%. The selling price of hogs during the year ended June 30, 2016 were higher compared to the price of the same period in 2015, so farmers turn to raise more hogs in the next year. Generally, it takes about six to ten months to raise a hog before it can be slaughtered, so the total supplies of hogs in the market increased beginning in November 2016. The unit purchase price started to fall after the supply increased. The decrease was also attributable by the depreciation of Chinese Renminbi (“RMB”) against U.S. dollar of 5.6%.

Our volume and unit cost of revenues from byproducts are summarized as follows:

	For the Year ended June 30, 2017	For the Year ended June 30, 2016	Change	Change (%)

Fresh hog byproducts (set)	176,357	63,897	112,460	176.0%
Average production cost (per set)	$21.94	$15.51	$6.43	41.5%

Cost of fresh hog byproducts increased by approximately $2.9 million, or 290.5%, to approximately $3.9 million for the year ended June 30, 2017, compared to approximately $1.0 million for the year ended June 30, 2016. The increase was primarily associated with the increase of sale volume of byproducts as mentioned above in the revenues section.

The average unit cost of producing fresh hog byproducts increased from $15.51 during the year ended June 30, 2016 to $21.94 during the year ended June 30, 2017, an increase of 41.5%. The production cost of byproducts is included in production cost of fresh killed regular hogs, so we prorated the total cost of the farmers’ market by the total byproducts revenues to total farmers’ market sales to get the total production cost of byproducts. As a result, the increase of average production cost of the byproducts is in line with the increase of average selling price of the byproducts.

Gross Profit

Our gross profit from our major revenue categories are summarized as follows:

	For the Year ended June 30, 2017	For the Year ended June 30, 2016	Change	Change (%)

Supermarket revenues
Gross profit	$1,439,749	$2,636,109	$(1,196,360)	(45.4)%
Gross margin	32.3%	33.6%	(1.3)%

Farmers’ market revenues
Gross profit	$3,627,326	$2,315,530	$1,311,796	56.7%
Gross margin	6.2%	8.6%	(2.4)%

Total
Gross profit	$5,067,075	$4,951,639	$115,436	2.3%
Gross margin	8.0%	14.3%	(6.3)%

Our gross profit increased by approximately $0.1 million, or 2.3%, to approximately $5.1 million during the year ended June 30, 2017, from approximately $5.0 million for the year ended June 30, 2016. The increase in gross profit was primarily due to our significant increase of revenues in our farmers’ market and offset by our decrease of revenues in our supermarkets sales.

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For the years ended June 30, 2017 and 2016, our overall gross profit percentage was 8.0% and 14.3%, respectively. The decrease in gross profit percentage was primarily due to our significant increase in sales volume for the farmers’ market revenues where it generally provide a lower gross percentage as compared with supermarket revenues. The decrease of sales volume in the high gross profit percentage of supermarket revenues also leads to the decrease in overall gross profit percentage.

Our gross profits of supermarket revenues are very consistent throughout both periods for the years ended December 31, 2017 and 2016 with overall gross profit percentage of 32.3% and 33.6%, respectively.

Our gross profit percentage for farmers’ market revenues decreased from 8.6% for the year ended June 30, 2016 to 6.2% for the year ended June 30, 2016 mainly due to the decrease of fresh killed regular hogs unit selling price decreased by 22.8% at a higher rate than our unit production cost which was decreased by 20.7% between the two periods for the reason as discussed in the revenues and cost of revenues section above.

Selling Expenses

Selling expenses decreased by approximately $0.5 million, or 37.1%, from approximately $1.4 million for the year ended June 30, 2016 as compared to approximately $0.9 million for the year ended June 30, 2017. The decrease in selling expenses was primarily due to the decrease of salary expense of approximately $0.4 million as we laid off our sales teams who worked in the Chongqing Yonghui supermarket after our termination of our cooperation with Chongqing Yonghui in June 2016. The decrease was also due to the decrease of other miscellaneous selling expenses, including social insurance, marketing, advertising and shipping expense, of approximately $0.1 million.

General and Administrative Expenses

General and administrative expenses decreased by approximately $0.1 million, or 21.4%, from approximately $0.6 million for the year ended June 30, 2016 as compared to approximately $0.5 million for the year ended June 30, 2017. The decrease in general and administrative expenses was primarily due to the decrease of salary expense of approximately $0.2 million and the decrease of benefit expense of approximately $22,000. The decrease in general and administrative expenses was associated with the termination of our cooperation with Chongqing Yonghui in June 2016, so we needed fewer employees to manage supermarket sales in 2017. The decrease was offset by the increase of professional services expense of approximately $0.1 million mainly due to our preparation of initial public offering in the U.S. begun in the early of 2017.

Provision for Doubtful Accounts

Provision for doubtful accounts decreased by approximately $33,000, or 15.7% from approximately $208,000 for the year ended June 30, 2016 as compared to approximately $175,000 for the year ended June 30, 2017.

Income from Operations

The income from operations for the year ended June 30, 2017 was approximately $3.5 million, an increase of approximately $0.8 million, or 29.0%, from approximately $2.7 million for the year ended June 30, 2016. The increase was mostly attributable to the increase of farmers’ market sales, the decrease of selling expenses and general and administrative expenses offset by the decrease in supermarket sales as the reasons that we mentioned above.

Other Income (Expense), Net

Our other expense, net, consists of interest income, interest expense, other finance expense and other income (expense), net. Our other expense was approximately $0.2 million during the year ended June 30, 2017, a decrease of approximately $0.4 million, or 204.5%, as compared to our other income of approximately $0.2 million during the year ended June 30, 2016. The decrease was mainly due to the increase of interest expense and finance charges as we incurred more bank loans and notes for our working capital needs.

Provision for Income Taxes

Provision for income tax was approximately $0.9 million during the year ended June 30, 2017, an increase of $0.2 million, or 20.3%, as compared to approximately $0.7 million for the year ended June 30, 2016. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. The increase in provision for income taxes was in line with the increase in income before income taxes.

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Net Income

Our net income increased by approximately $0.3 million, or 12.4%, to approximately $2.5 million for the year ended June 30, 2017, from approximately $2.2 million for the year ended June 30, 2016. Such change was the result of the combination of the changes as discussed above.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and its operating expenditure commitments. Our liquidity needs are to meet its working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations and proceeds from financial institutions or third-party loans.

We generated an income of $1,893,824 from operations for the six months ended December 31, 2017 and an income of $823,927 from operations for the six months ended December 31, 2016. We generated an income of $2,183,833 from operations for the year ended June 30, 2016 and an income of $2,454,874 from operations for the year ended June 30, 2017. Our strategy of connecting with major local distributors has helped us not only largely increased our farmers’ market sales but also more easily to collect accounts receivable because of the better credibility of the distributors.

As of December 31, 2017, we had approximately $12.3 million of loans and notes from financial institutions and third parties. We obtained these loans and notes to fund our daily operations as our business requires significant amount of capital resource to fund our daily operations. For more details about these loans and notes, see Note 9 in our Notes to the consolidated financial statements included in this prospectus.

We intend to continue to use such funds, to raise capital in this offering, and to grow our business primarily by:

•	enhancing our marketing efforts in order to increase awareness of our marketplace and brands among the food industry throughout China; and

•	opening up other business lines, such as running our own specialty or grocery store through acquisition or construction our own, and to extend our business chain.

•	constructing and/or acquiring slaughterhouse to expand our farmers’ market revenues to different region.

As of December 31, 2017, our total current assets exceeded current liabilities approximately $7.5 million. We believe our current working capital is sufficient to support our operations for the next twelve months.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities, Xiangtai WFOE, CQ Penglin and GA Yongpeng, in their ability to transfer their net assets to the Company and its subsidiaries in Cayman Islands, British Virgin Islands, and Hong Kong. However, these restrictions have no impact on the ability of these PRC entities to transfer funds to the Company as we have no present plans to declare dividend which we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.

The following summarizes the key components of our cash flows for the six months ended December 31, 2017 and 2016 and the years ended June 30, 2017 and 2016.

	For the Six Months Ended December 31,		For the Years Ended June 30,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)
Net cash (used in) provided by operating activities	$(1,613,789)	$474,042	$(2,513,829)	$(685,332)
Net cash used in investing activities	(40,592)	(11,781)	(11,674)	(204,149)
Net cash provided by (used in) financing activities	3,123,123	552	2,496,349	(613,761)
Effect of exchange rate change on cash	30,980	(15,369)	(1,164)	48,467
Net change in cash and cash equivalents	$1,499,722	$447,444	$(30,318)	$(1,454,775)

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As of December 31, 2017, June 30, 2017 and June 30, 2016, cash in the amount of approximately $2.3 million, $22,000 and $52,000, respectively, were all held by our subsidiaries in the PRC.

Operating activities

Net cash used in operating activities was approximately $1.6 million for the six months ended December 31, 2017, as compared to approximately $0.5 million net cash provided by operating activities for the same period in 2016.

Cash used in operating activities for the six months ended December 31, 2017 was mainly due to the increase of accounts receivable of approximately $19.1 million due to the increase of our business while we are extending more credit on our sales to more local distributors and the interest income of loan receivables of approximately $0.4 million as we are earning interest with our loan receivable. The net cash used in operating activities was mainly offset by the net income of approximately $1.9 million, provision for doubtful accounts of approximately $0.3 million, depreciation and amortization expenses of plant and equipment and intangible assets of approximately $0.3 million, the decrease in inventories of approximately $0.2 million, the decrease in prepayments of approximately $0.5 million, the increase of accounts payable of approximately $13.7 million due to our increase of our business while we are incurring more payables on purchases, the increase of customer deposits of approximately $0.4 million and increase of tax payable of approximately $0.7 million.

Cash provided by operating activities for the six months ended December 31, 2016 was mainly due to the net income of approximately $0.8 million, depreciation and amortization expenses of plant and equipment and intangible assets of approximately $0.3 million, provision for doubtful accounts of approximately $0.1 million, the increase of accounts payable of approximately $2.5 million, the increase of customer deposits of approximately $0.2 million and the increase of tax payable of approximately $0.4 million. The net cash provided by operating activities was mainly offset by the deferred tax benefit of approximately $0.1 million, the decrease of accounts reviewable of approximately $2.8 million, the increase of inventories of approximately $0.5 million and the interest income of loan receivables of approximately $0.4 million.

Net cash used in operating activities was approximately $2.5 million for the year ended June 30, 2017, as compared to approximately $0.7 million net cash used in operating activities for the same period in 2016.

Cash used in operating activities for the year ended June 30, 2017 was mainly due to the increase in accounts receivable of approximately $8.8 million due to the increase of our business while we are extending more credit on our sales, the increase in prepayments of approximately $0.5 million as we need to make certain prepayments to secure certain inventory purchases, and the interest income of loan receivables of approximately $0.7 million as we are earning interest with our loan receivable. The net cash used in operating activities was mainly offset by the net income of approximately $2.5 million, provision for doubtful accounts of approximately $0.2 million, depreciation and amortization expenses of plant and equipment and intangible assets of approximately $0.5 million, the increase of inventories of approximately $0.8 million as we try to minimize our inventory to improve our storage cost, the increase of accounts payable of approximately $2.4 million due to our increase of our business while we are incurring more payables on purchases and the increase of taxes payable of approximately $1.0 million as we have generated more income during the period which incurred additional income tax payable.

Cash used in operating activities for the year ended June 30, 2016 was mainly due to the increase in accounts receivable of approximately $1.7 million as we have started granting more credit to our customers to expand our business, the increase in inventories of approximately $0.4 million as we were not as efficient to manage our inventory by stocking up more inventories prior to June 30, 2016, the interest income of loan receivables of approximately $0.8 million as we are earning interest with our loan receivable, the decrease of accounts payable of approximately $1.8 million as we were making our payments timely, and the decrease of other payables and accrued liabilities of approximately $0.3 million. The net cash used in operating activities was mainly offset by the net income of approximately $2.2 million, provision for doubtful accounts of approximately $0.2 million, depreciation and amortization expenses of plant and equipment and intangible assets of approximately $0.6 million, the reduction of other receivables of approximately $0.5 million as we collected more employee advances during the period, and the increase of taxes payable of approximately $0.8 million as we have generated more income during the period which incurred additional income tax payable.

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Investing activities

Net cash used in investing activities was approximately $41,000 for the six months ended December 31, 2017, as compared to approximately $12,000 net cash used in investing activities for the same period in 2016.

Cash used in investing activities for the six months ended December 31, 2017 was mainly due to purchases of plant and equipment of approximately $41,000.

Cash used in investing activities for the six months ended December 31, 2016 was mainly due to purchases of plant and equipment of approximately $12,000.

Net cash used in investing activities was approximately $12,000 for the year ended June 30, 2017, as compared to approximately $0.2 million net cash used in investing activities for the same period in 2016.

Cash used in investing activities for the year ended June 30, 2017 was mainly due purchases of plant and equipment of approximately $12,000.

Cash used in investing activities for the year ended June 30, 2016 was mainly due to purchases of plant and equipment of approximately $0.2 million.

Financing activities

Net cash provided by financing activities was approximately $3.1 million for the six months ended December 31, 2017, as compared to approximately $600 net cash provided by financing activities for the same period in 2016.

Cash provided by financing activities for the six months ended December 31, 2017 was mainly due to repayments from loans to related parties of approximately $2.1 million, proceeds from other payables-related parties of approximately $1.4 million, proceeds from short-term bank loans of approximately $6.0 million, proceeds from short-term third-party loans of approximately $7.5 million, proceeds from notes payable of approximately $1.5 million and the decrease in security deposits of approximately $0.5 million. Cash provided by financing activities for the six months ended December 31, 2017 was mainly offset by the repayments of short-term bank loans of approximately $8.1 million, repayments of short-term third-party loans of approximately $5.5 million, repayments of notes payable of approximately $1.5 million and the increase in restricted cash of approximately $0.8 million.

Cash provided by financing activities for the six months ended December 31, 2016 was mainly due to proceeds of short-term bank loans of approximately $6.5 million and proceeds of short-term third-party loans of approximately $5.4 million. Cash provided by financing activities for the six months ended December 31, 2016 was mainly offset by loans to our related parties of approximately $1.1 million, repayments of short-term bank loans of approximately $4.0 million, repayments of short-term third-party loans of approximately $6.5 million and increase in security deposits of approximately $0.3 million as we required to make such deposits to our guarantor as a guarantee payment of our loans and notes borrowings.

Net cash provided by financing activities was approximately $2.5 million for the year ended June 30, 2017, as compared to approximately $0.6 million net cash used in financing activities for the same period in 2016.

Cash provided by financing activities for the year ended June 30, 2017 was mainly due to capital contribution of approximately $0.3 million, proceeds from short-term bank loans of approximately $9.4 million, proceeds from short-term third-party loans of approximately $3.1 million and proceeds from notes payable of approximately $1.5 million. Cash provided by financing activities for the year ended June 30, 2017 was mainly offset by the loan to our related party of approximately $1.6 million, the repayments of short-term bank loans of approximately $4.0 million, repayments of short-term third-party loans of approximately $4.3 million and increase in security deposits of approximately $1.9 million as we required to make such deposits to our guarantor as a guarantee payment of our loans and notes borrowings.

Cash provided by financing activities for the year ended June 30, 2016 was mainly due to proceeds of short-term bank loans of approximately $5.4 million, proceeds of short-term third-party loans of approximately $2.3 million, proceeds of long-term loan of approximately $1.0 million, and proceeds of notes payable of approximately $1.0 million. Cash provided by financing activities for the year ended June 30, 2016 was mainly offset by the loan to our related party of approximately $0.3 million, the repayments of related-party loans of approximately $0.5 million, repayments of short-term bank loans of approximately $6.0 million, repayments of short-term third-party loans of approximately $1.1 million, repayments of notes payable of approximately $2.4 million and increase in security deposits of approximately $0.1 million as we required to make such deposits to our guarantor as a guarantee payment of our loans and notes borrowings.

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Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Operating Lease

We, our VIE and operating subsidiary lease our principal offices, two processing plants and two employee housing under lease agreements that qualify as operating leases. Payments made under operating leases are charged to the consolidated statements of income and comprehensive income on a straight line basis over the lease periods.

The following table summarizes our contractual obligations as of December 31, 2017:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 2 years	More than 2 years
Short term loans-banks	$7,684,387	$7,684,387	$-	$-
Short term loans-third parties	2,083,835	2,083,835
Current maturities of long-term loan	998,970	998,970	-	-
Notes payable	1,536,877	1,536,877	-	-
Operating lease obligations	71,447	42,244	18,795	10,408
Total	$12,375,516	$12,346,313	$18,795	$10,408

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management's difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management's current judgments. While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this report, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

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Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in our consolidated financial statements include the useful lives of plant and equipment, impairment of long-lived assets, allowance for doubtful accounts, allowance for deferred tax assets and inventory allowance. Actual results could differ from these estimates.

Accounts receivable

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 30 days. In establishing the required allowance for doubtful accounts, management considers historical experience, aging of the receivables, the economic environment, trends in the food industry and the credit history and relationships with the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Our management have continued to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

Revenue recognition

Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured.

Revenues are recognized at the date of goods delivered and title passed to customers or agents, when a formal arrangement exists, the price is fixed or determinable, the Company has no other significant obligations and collectability is reasonably assured. The Company’s revenues come from two channels: supermarkets and farmers’ markets. The products sold in supermarkets are processed meat products and they sold in the PRC are subject to a Chinese value-added tax (“VAT”). The products sold at farmers’ markets are fresh killed hogs and hog’s byproducts. These products sold in the PRC are not subject to a Chinese VAT. VAT taxes are presented as a reduction of revenue.

Income taxes

We account for income taxes in accordance with ASC 740, Income Taxes, which requires us to use the assets and liability method of accounting for income taxes. Under the assets and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carry forward. Under this accounting standard, the effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized.

ASC 740-10, Accounting for Uncertainty in Income Taxes, defines uncertainty in income taxes and the evaluation of a tax position as a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

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PRC tax returns filed in 2017 and prior years are subject to examination by any applicable tax authorities.

Recently Issue Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014- 09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 was effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), which means it will be effective for the Company’s fiscal year beginning January 1, 2018. In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes. In December 2016, the FASB further issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”), which makes minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments are intended to address implementation and provide additional practical expedients to reduce the cost and complexity of applying the new revenue standard. These amendments have the same effective date as the new revenue standard. Preliminarily, we plan to adopt Topic 606 in the first quarter of the fiscal 2018 using the retrospective transition method, and is continuing to evaluate the impact of its pending adoption of Topic 606 will have on its consolidated financial statements. Our current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASU 2014-09. Potential adjustments to input measures are not expected to be pervasive to the majority of our contracts. While no significant impact is expected upon adoption of the new guidance, we will not be able to make that determination until the time of adoption based upon outstanding contracts at that time.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes. The update requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The update applies to all entities that present a classified statement of financial position. For public business entities, the ASU was effective for consolidated financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. We have elected to early adopt the ASU, and its effects are reflected in our consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The update requires equity investments (except those accounted for under the equity method or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. It eliminated the requirement for public entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. For public entities, the ASU is effective for the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this ASU did not have a material effect on our consolidated financial statements.

In August 2016, the FASB has issued Accounting Standards Update (ASU) No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4) Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The adoption of this ASU did not have a material effect on our consolidated financial statements.

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In October 2016, the FASB has issued Accounting Standards Update (ASU) No. 2016-17, Consolidation (Topic 810): Interests held through related parties that are under common control. The amendments in this ASU require that the reporting entity, in determining whether it satisfies the second characteristic of a primary beneficiary, to include all of its direct variable interests in a VIE and, on a proportionate basis, its indirect variable interests in a VIE held through related parties, including related parties that are under common control with the reporting entity. The amendments were effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments in this ASU were effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. Management plans adopted this ASU during the quarter ending September 2017

In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows: Restricted Cash". The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management plans to adopt this ASU during the quarter ending September 2018. Management believes that the adoption of this ASU on our statement of cash flows will increase cash and cash equivalents by the amount of the restricted cash, if any, on our consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the definition of a business. The amendments in this ASU is to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The amendments were effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Management plans adopted this ASU during the quarter ending September 2017.

In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements and provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. For all entities, this ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The adoption of this ASU did not have a material effect on our consolidated financial statements.

In July 2017, the FASB Issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815). The amendments in Part I of the Update change the reclassification analysis of certain equity-lined financial instruments (or embedded features) with down round features. The amendments in Part II of this Update re-characterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. For public business entities, the amendments in Part I of this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments in Part I of this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect. Management plans to adopt this ASU during the quarter ending September 2019. Management does not believe the adoption of this ASU would have a material effect on our consolidated financial statements.

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In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement – Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. Management does not believe the adoption of this ASU would have a material effect on our consolidated financial statements

Except as mentioned above, we do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect would have a material effect on the consolidated financial position, statements of operations and cash flows.

Quantitative and Qualitative Disclosures about Market Risks

Interest Rate Risk

We are exposed to interest rate risk while we have short-term bank loans outstanding. Although interest rates for our short-term loans are typically fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. To minimize credit risk, we cooperate with local big distributors, which are more recognized in the farmers’ markets and have better credibility history. This information is monitored regularly by management.

In measuring the credit risk of our sales to supermarkets and farmers’ market distributors, we mainly reflect the “probability of default” by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development. For individual farmers’ market customers, we use standard approval procedures to manage credit risk for receivables.

Liquidity Risk

We are also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and third parties to obtain short-term funding to meet the liquidity shortage.

Inflation Risk

We are also exposed to inflation risk Inflationary factors, such as increases in raw material and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of revenue if the selling prices of our products do not increase with such increased costs.

Foreign Currency Risk

A majority of our operating activities and a significant portion of our assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

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BUSINESS

China Xiangtai Food Co., Ltd. is a Cayman Islands company established on January 23, 2018 and we conduct our business in China through our subsidiaries and variable interest entity in China. We are primarily a pork processing company that has operations across key sections of the industry value chain, including slaughtering, packing, distribution, and wholesale of a variety of fresh pork meat and parts. We are committed to provide consumers with high-quality, nutritious and tasty products through our portfolio of trusted and well-known brands and to driving consumption trends, while setting a high industry standards in product quality and food safety. We can efficiently match supply with demand and benefit from the strong industry trends in China.

Maintaining the highest industry standards for food safety, product quality and sustainability is one of our core values. We have food circulation permit and national industrial production certificate. We have strict quality control systems in each segment of our value chain, from production through sales and distribution. These objectives are grounded in our sustainability program, which focuses on key areas such as animal care, employee welfare, the environment, food safety and quality, helping communities and value creation.

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We purchase live hogs through distributors who purchase hogs from local hog farms located in different cities in southern China. We use an automated standard modern production line to slaughter the hogs and pack the fresh pork and byproducts. We deliver the fresh pork to local distributors who then resold the fresh pork to smaller distributors and individual vendors from the local farmers’ market. We also purchase fresh pork, beef, lamb, chicken, duck, and rabbit meat from external distributors. We process fresh pork, beef, lamb, chicken, duck, and rabbit meat into processed products. We sell fresh pork and processed meat products to local supermarkets. We have received many awards and honors including including "Honest and Trustworthy Seller", “Annual Sales Star”, “Best Partner,” and “First Place in Fresh Grocery” from New Century Department Store, “Industrial Leading Enterprise” from Chongqing City Fuling District government, “Vice President Entity” from Chongqing Tongchuan Chamber of Commerce. We won these awards and honors because we have had a close and successful working relationship with big supermarkets and department stores, that we have effectively discharged our sales and marketing effort, and that we penetrated deep into the meat market in Chongqing City.

We have more than 200 employees. In our slaughterhouse and processing facility, we have a standardized and automatic production line for hog slaughtering and meat packing. We also have meat processing rooms and standardized freezers to process and store processed meat product. Additionally, we have established environment protection facilities, such as sewage treatment, harmless treatment and incineration treatment.

Our Products

We offer two main series of our products, namely the fresh series and the processed series. Summary description of our main product series are set forth below.

Product Series	Main Products

Fresh Series	Fresh pork and byproducts, beef, lamb, chicken, duck and rabbit meat

Processed Series	Shredded meat, sliced meat, meat stuffing, pickled meat, lamb and offal, sausage, bacon, steamed meat, breaded chicken, spicy meat

Fresh Series. We have established the processing and marketing channels of pork and meat products over the years. After slaughter and cleaning, the acid in pork is eliminated in a 0-4 °C environment. The pork is mainly sold as whole pieces without being cut into pieces. A very minimal amount would be cut into different parts and cuts in our sterile room. Fresh pork sell at supermarkets are mainly purchased from the market and supplied by contracted vendors. Fresh beef, lamb, chicken and rabbit meat are also purchased from the market and supplied by contracted vendors.

Processed Series. In order to accommodate to people’s busy working lifestyle, we introduced processed products that can be easily prepared at home. Through the low-temperature and quick-freezing treatment, the freshness, flavor and the nutrition of the meat can be maintained to the utmost extent, and food bacteria can be effectively eliminated. While mixing the ingredients, the content of fat, calorie and cholesterol are controlled by different combinations of raw materials to suit the needs of different consumers. We add seasonings, spices, and vegetables in the package so consumers can easily cook the food at home. During peak season, which typically would be around the Chinese New Year, our processed products are in high demand as households prefer to buy food that are ready to be cooked.

Our Facility

Our slaughtering plant in Linshui Industrial Park, Sichuan Province covers an area of 27,000 square meters, with a construction area of 8,500 square meters, a slaughtering area of 3,000 square meters, nine large refrigeration house of 4,500 square meters, office and dormitory of 1,500 square meters, and a boiler room of 200 square meters.

We also have a processing factory in Fuling, Chongqing, covering an area of 8,000 square meters, with a construction area of 11,000 square meters, a processing area of 4,000 square meters, 7 large refrigeration house of 2,200 square meters, offices and dormitories of 3,000 square meters, and boiler rooms of 200 square meters. There are sausage and bacon production line, canned meat (ham) production line, salty braised pork production line, and soy sauce stewed products production line.

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Our Production Cycle

We source all of our live hogs from our suppliers. It usually takes less than 24 hours to transfer the hogs from the purchasing point to the slaughterhouse, and only 2-3 hours to slaughter and cut into pieces, which can then be sold. Fresh pork is the main source of protein for Chinese consumers in daily life. Our factories operate year-round. Generally, the sales season is from the winter solstice on December 22 to the spring of the next year.

For our processed products such as sausage and bacon, it usually takes more than two weeks to process from fresh pork. Lamb offal are sourced from suppliers. We are able to process them within 2-3 hours. These processed products are seasonal, generally due to the demand for meats before and after the Chinese New Year period.

Raw Material

Live hogs. We signed contracts with live hog distributors to purchase the live hogs from large and medium-sized hog farmers in the southern region. The quality of the hogs is specified in the contracts and must comply with the national health and quarantine standards. We have signed six suppliers to meet the daily supply. For the fiscal year ended June 30, 2017, we relied on three main suppliers who aggregately accounts for approximately 86.8% of our operating expenses for purchasing live hogs.

Pork, Beef, lamb, chicken, duck and rabbit meat. We source pork, beef, lamb, chicken and rabbit meat from many suppliers, who provide us the meat cuts. We do not purchase live animals from them. We purchase on an annual basis about 3,000 tons of meat from these suppliers.

Seasonings. They are mainly used for meat products processing. We purchase on an annual basis 1,000 kg Chinese red pepper, 2,000 kg marinating spice, 3,000 kg chili pepper, 2,000 kg refined salt, and 2,000 kg chicken bouillon and other seasonings.

Industry Overview

The rapid growth of the PRC pork industry has been driven largely by robust economic growth, continued urbanization and rising disposable income. China is the largest pork production and consumption market in the world, comprising 49.25% and 50.2% of the global production and consumption markets respectively in 2015. Pork is deeply rooted in Chinese culture and diet, and comprised 61.9% of China’s meat consumption in 2015. Although PRC pork production volume has historically grown at a steady rate, a gap has consistently existed between the supply and demand of pork. Pork consumption is expected to grow at a comparatively faster CAGR of 3.08% compared to pork production with a CAGR of 3.01% from 2012 to 2018, leading to a widening supply shortfall. Therefore, it is expected that the volume of PRC pork imports will continue to rise.

The key drivers of the PRC pork industry can be analyzed in terms of demand and supply. The growing demand for fresh pork and packaged pork products is attributable to the rise in disposable income and living standards, continuing urbanization, expansion of middle class, the important role of animal protein in food consumption, the importance of pork as a source of animal protein and increasing demand for high quality and safe products. As a result of changing consumer behavior and growing demand, producers are experiencing accelerated industry concentration and a trend toward vertical integration.

The key drivers of the PRC pork industry have given rise to a number of key trends. In the fresh pork market, chilled fresh pork is expected to become a key product category, driven by its perceived higher quality. In addition, modern retailers in the PRC, such as supermarkets and hypermarkets, are expected to gradually increase in significance in food retail markets, especially in more developed urban areas, as a result of better hygiene and more comfortable environment compared to traditional farmers’ markets. Brand image is playing a more important role in the pork industry, particularly as it relates to the perception of better food safety and higher product quality. The demand for packaged pork products has increased, driven by the improvements in the PRC economy and greater influence of western dietary habits. Consumers are placing greater importance on product safety, nutrition, convenience and diversification, which can be better satisfied by packaged pork products.

Barriers to entry for competitors include substantial investment required in branding, food safety control and production scale, as well as a strong understanding of consumer preferences.

Corporate History and Structure

The following diagram illustrates our corporate structure:

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Incorporate on January 23, 2018 China Xiangtai Food Co., Ltd. (“Xiangtai Cayman” or the “Company”) is a limited liability company formed under the laws of the Cayman Islands. We conduct our business in China through our subsidiaries and VIE. Zeshu Dai currently has majority interest and control over our subsidiaries and VIE.

Under our memorandum of association, we are authorized to issue 50,000,000 shares of ordinary shares of a single class, par value $0.01 per ordinary share (the “Ordinary Share”). Upon formation of our company, ND Nominees Ltd. received 1 ordinary share as incorporation founder. The founder share was later transferred to China Meitai Food Co., Ltd., which is controlled by Zeshu Dai through a call option agreement and an entrustment agreement with Magic Pace Limited, the sole shareholder of China Meitai Food Co., Ltd. As of the date of this prospectus, there are 20,375,000 ordinary shares issued and outstanding, and China Meitai Food Co., Ltd owns 13,300,000 ordinary shares. As a result, Zeshu Dai is deemed to beneficially own 13,000,000 shares of our ordinary shares and thus has controlling interest of our Company.

We do not foresee any conflict of interest between China Meitai Food Co., Ltd. and Xiangtai Cayman, because China Meitai Food Co., Ltd. is a holding company and do not have business operations.

WVM Inc. was incorporated on February 11, 2015 (“Xiangtai BVI”). Its 100% equity interest is held by Xiangtai Cayman. Xiangtai BVI is currently not engaging in any active business and merely acting as a holding company.

CVS Limited (“Xiangtai HK”) was incorporated on March 4, 2015 under the law of Hong Kong SAR. The registered share capital is USD 3,800 and paid-in-capital is zero, with 100% of the equity interest held by Xiangtai BVI. Xiangtai HK is currently not engaging in any active business and merely acting as a holding company.

Xiangtai WFOE is a PRC wholly foreign owned entity incorporated on September 1, 2017 in Chongqing under the laws of the People’s Republic of China. It is a wholly-owned subsidiary of CVS Limited and a wholly foreign-owned entity under the PRC laws, Xiangtai WFOE’s registered capital is $100,000. Xiangtai WFOE is currently not engaging in any active business and merely acting as a holding company.

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GA Yongpeng was incorporated on May 10, 2008 in Chongqing under the laws of the People’s Republic of China. GA Yongpeng’s registered capital is RMB 20,000,000 and is paid in full. The registered principal activities of the company are purchase of livestock and poultry, breeding, slaughter, processing, sale and retail of fresh livestock and poultry meat and meat products (preserved meat products, sauce, meat products, smoked sausage, ham products, etc.) 100% of the equity interest is held by Xiangtai WFOE.

Contractual Arrangements between Xiangtai WFOE and CQ Penglin

CQ Penglin was incorporated on November 3, 2005 in Chongqing under the laws of the People’s Republic of China. CQ Penglin’s registered capital is RMB 20,650,000 and RMB 11,650,000 is paid. The registered principal activities of the company are retail of pre-packaged food, live hog slaughtering, purchase of livestock and poultry, processing and sale of fresh livestock and poultry meat, process and retail of meat products (preserved meat products, sauce, meat products, smoked sausage, ham products, etc.). CQ Penglin’s shareholders are Zeshu Dai, Penglin Wang, and Taizhou Qisi Ruilin Investment Management LLP.

CQ Penglin is deemed as our variable interest entity (the “VIE”).

We conduct our business through the VIE, which we effectively control through a series of contractual arrangements. These contractual arrangements allow us to:

•	exercise effective control over the VIE;

•	receive substantially all of the economic benefits of the VIE; and

•	have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of, and we treat the VIE as our variable interest entity under U.S. GAAP. We have consolidated the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Xiangtai WFOE, our consolidated variable interest entity, the CQ Penglin, and the shareholders of the VIE.

Agreement that Provide Us Effective Control over the VIE

Equity Pledge Agreement

Pursuant to the equity pledge agreements, as amended, among the shareholders who collectively owned all of CQ Penglin, pledge all of the equity interests in CQ Penglin to Xiangtai WFOE as collateral to secure the obligations of CQ Penglin under the exclusive consulting services and operating agreement. These shareholders may not transfer or assign transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Xiangtai WFOE’s interests, without Xiangtai WFOE’s prior approval. In the event of default, Xiangtai WFOE as the pledgee will be entitled to certain rights and entitlements, including the priority in receiving payments by the evaluation or proceeds from the auction or sale of whole or part of the pledged equity interests of CQ Penglin. The agreement will terminate at the date these shareholders have transferred all of their pledged equity interests pursuant to the equity option agreement.

Voting Rights Proxy and Financial Supporting Agreement

Pursuant to the voting rights proxy and financial supporting agreements, as amended, the shareholders of CQ Penglin give Xiangtai WFOE an irrevocable proxy to act on their behalf on all matters pertaining to CQ Penglin and to exercise all of their rights as shareholders of CQ Penglin, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of their equity interests in CQ Penglin. In consideration of such granted rights, Xiangtai WFOE agrees to provide the necessary financial support to CQ Penglin whether or not CQ Penglin incurs loss, and agrees not to request repayment if CQ Penglin is unable to do so. The agreements shall remain in effect for 30 years until October 8, 2047.

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Agreement that allows us to Receive Economic Benefits and absorb losses from the VIE

Technical Consultation and Services Agreement

Pursuant to the technical consultation and services agreement between Xiangtai WFOE and CQ Penglin, as amended, Xiangtai WFOE is engaged as exclusive provider of management consulting services to CQ Penglin. For such services, CQ Penglin agree to pay service fees determined based on all of their net income to Xiangtai WFOE or Xiangtai WFOE has obligation to absorb all of the losses of CQ Penglin.

The technical consultation and services agreement, as amended, remains in effect for 30 years until October 8, 2047. The agreement can be extended only if Xiangtai WFOE gives its written consent of extension of the agreement before the expiration of the agreement and CQ Penglin then may extend without reservation.

Business Cooperation Agreement

Pursuant to the business cooperation agreement between Xiangtai WFOE and CQ Penglin, as amended, Xiangtai WFOE has the exclusive right to provide CQ Penglin with technical support, business support and related consulting services, including but not limited to technical services, business consultations, equipment or property leasing, marketing consultancy, system integration, product research and development, and system maintenance. In exchange, Xiangtai WFOE is entitled to a service fee that equals to all of the net income of CQ Penglin determined by U.S. GAAP. The service fees may be adjusted based on the services rendered by Xiangtai WFOE in that month and the operational needs of CQ Penglin.

The business cooperation agreement, as amended, remains in effect unless Xiangtai WFOE commits gross negligence, or a fraudulent act, against CQ Penglin. Nevertheless, Xiangtai WFOE shall have the right to terminate this agreement upon giving 30 days’ prior written notice to CQ Penglin at any time.

Agreements that Provide Us with the Option to Purchase the Equity Interest in the VIE

Equity Option Agreement

Pursuant to the equity option agreements, as amended, among Xiangtai WFOE, CQ Penglin and its shareholders. CQ Penglin’s shareholders jointly and severally grant Xiangtai WFOE an option to purchase their equity interests in CQ Penglin. The purchase price shall be the lowest price then permitted under applicable PRC laws. If the purchase price is greater than the registered capital of CQ Penglin, these shareholders of CQ Penglin are required to immediately return any amount in excess of the registered capital to Xiangtai WFOE or its designee of Xiangtai WFOE. Xiangtai WOFE may exercise such option at any time until it has acquired all equity interests of CQ Penglin, and may transfer the option to any third party. The agreements will terminate at the date on which all of these shareholders’ equity interests of CQ Penglin has been transferred to Xiangtai WFOE or its designee.

Controlled Company

We are and will remain, following this offering, to be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are and will be a “controlled company” as defined under the Nasdaq Stock Market Rules our majority shareholder, China Meitai Food Co., Ltd., beneficially owns more than 50% of our outstanding ordinary shares. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•	an exemption from the rule that a majority of our board of directors must be independent directors;

•	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors upon closing of the offering.

Entrustment Agreement and Call Option Agreement

China Meitai Food Co., Ltd. currently holds 13,300,000 of the issued and outstanding shares of the Company in a total of 20,375,000 ordinary shares. Magic Pace Limited is currently the sole shareholder of China Meitai Food Co., Ltd.

Ms. Zeshu Dai entered into an entrustment agreement with Magic Pace Limited, according to which Magic Pace Limited entrusted its voting power, personnel appointment power and other power related to operating and managing of China Meitai Food Co., Ltd., and therefore effectively the control of our company, to Ms. Dai to the extent permitted by the laws of the British Virgin Islands.

Ms. Dai has also entered into a call option agreement with Magic Pace Limited. Pursuant to the call option agreement, Magic Pace Limited granted Ms. Dai an option that upon the closing of the initial public offering of the Company, Ms. Dai can exercise the option to acquire 97.74% of the shares of China Meitai Food Co., Ltd for consideration. Upon excising the option shares in China Meitai Food Co., Ltd., Ms. Dai will own 63.80% shares of the Company through China Meitai Food Co., Ltd.

If Ms. Dai elects not to exercise such option, Ms. Dai remains to have control of the company through the entrustment agreement with Magic Pace Limited and ordinary shares held by Magic Pace Limited.

Our Growth Strategy

We will continue to adhere to our business principles of providing high quality and safe animal protein to consumers and promoting social responsibility. We believe that our pursuit of these goals will lead to sustainable growth, solidify our position in the industry, and create long-term value for our shareholders, employees and our communities.

Solidify our industry position by gaining additional market share. Our goal is to strengthen our market position and accelerate our expansion by expanding our scale and gaining additional market share. We plan to increase investment in our business and expand our production capacity through horizontal or vertical acquisitions, strategic partnership, and joint venture. We plan to invest additional capital to acquire new slaughterhouse to increase production capacity. In addition, we plan to invest in opening specialty stores that only sell our fresh pork and meat products in areas nearby Chongqing. Furthermore, we plan to reach retail markets by opening grocery stores or supermarkets, where we will sell our products directly as well as other consumer goods in Chongqing or nearby areas. Chongqing borders with Sichuan, Xi’an, Hubei, Guizhou, and Hunan Province. We believe the location of our business will enable us to continue servicing Chongqing and expand our presence to the neighboring provinces. With more exposure and promotion, our product and brand will be better recognized.

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Uphold our commitment to food safety and product quality. We intend to uphold our commitment to food safety and product quality to ensure consistently high standards throughout our operations. We intend to achieve greater traceability of our products and maintain the highest quality standards in all of our business units. We plan to maintain our safety and quality monitoring systems across the entire operation by strictly selecting suppliers, closing monitoring quality before and after slaughtering, maintaining the hygiene of the slaughter house, keeping records of everyday operations, and complying with the national and local law and regulations on animal care, employees, environment sustainability, food safety and quality. We believe such practice largely conform with industry’s best practice in China.

Expand our sales and distribution network. We intend to expand our sales and distribution network to penetrate new geographic markets, further gain market share in existing markets and access a broader range of customers. We will continue to expand our sales network, leveraging our local resources to quickly enter new markets, while also minimizing requirements for capital outlay. We plan to expand our logistics operations and increase our presence in both new and existing markets. We plan to scale up our logistics capacity and extending the geographic coverage of our logistic system to ensure efficient, accurate, reliable and secure distribution. Additionally, we also intend to start an online sales channel though our website and mobile phone application, so that consumers can easily access to our products wherever they are.

Expand our product portfolio. We intend to expand our current product portfolio to better meet consumers’ needs. We plan to introduce ready-to-eat products, which will include stewed pork, salty braised pork, braised pork, crisp pork, canned pork, roasted sausage, crisp sausage, soy sauce stewed pork sausage, etc. These products will be vacuum packed, convenient for storage and transportation, with long shelf life. They will be ready for consumption from the package or after heating. Canned meat and ham can also be added into soup or cooked with other food.

Sales Channels and Long Term Opportunities

We currently focus our market in Chongqing and nearby cities. We plan to expand the existing market to cover the entire Southwest China. Our sales channels are consisted of:

Farmers’ market wholesale. Ordinary fresh pork is mainly sold through farmers’ market wholesale, which accounts for 90% of the average fresh pork sale of our company.

Sales in supermarkets. Fresh and frozen ordinary pork, beef, lamb, chicken, duck, rabbit meat and processed products are sold in supermarkets.

Customers and Suppliers

We sell fresh killed pork to farmers’ markets through distributors. The distributors then sell the fresh killed pork to individual pork vendors at the farmers’ markets. Farmers’ markets are where most people get fresh produce and meat. We also sell pork and processed meat to supermarkets, such as Lotte Mart and Carrefour. For the fiscal year 2017, we have one customer that accounts for more than 10% of our revenue:

Number	Customer Name	Products	% of total 2017 revenue
1	Yongchi Xu	Fresh killed hog (distributor)	79.1%

We source live ordinary hogs from live hog distributors and fresh pork, beef, lamb, chicken, duck, rabbit meat, and seasonings from various suppliers. For the fiscal year 2017, we have three main suppliers that accounts for more than 10% of our operating expenses:

Number	Vendor Name	Raw material	% of total 2017 purchase
1	Mingpeng Wang	Live hog	51.3%
2	Bo Xie	Live hog	22.2%
3	Renyi Feng	Live hog	13.3%

We have established long term relationships with our main customer and suppliers. We purchase live hogs pursuant to a standard sales contract that provides for delivery to our slaughter houses. We are not subject to any long-term agreement. Even though we have three main suppliers who aggregately account for 86.8% of our operating expenses, we believe live hogs and other raw materials with the same quality are widely available. If we were unable to purchase from our primary suppliers, we do not expect to face difficulties in locating another supplier at substantially the same price. We have secure and efficient access to all the raw materials necessary for the production of our products. We believe our relationships with the suppliers of these raw materials are strong. While the prices of such raw materials may vary greatly from time to time, we believe we could hedge such risk by adjusting our price, or absorb the higher cost at times if necessary. See Risk Factors – Risk Related to Our Business and Industry – We rely substantially on external suppliers for hogs, beef, lamb, chicken, duck, rabbit meat and other raw materials and – The loss of one or more of our largest customers, or changes in the trade terms required by such customers could adversely affect our business, financial condition and results of operations.

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Environment

We are a food-processing company that concerns the environment we operate in. Our main concerns are noise and wastewater discharges. In order to meet the government requirements, the factory plant is located more than 5 kilometers away from densely populated areas. In the construction of processing area and supporting facilities, double-layer windows and the wall material with good performance are used for rooms with high-noise equipment. The Company chooses the low noise equipment and the motor of the pump type equipment have been equipped with the muffler. The pump units have been equipped with sound insulation cover; vibration isolation and vibration reduction measures have been adopted for the unit foundation; sound insulation door and window have been installed for blower room. Solid waste in the slaughtering plant and the areas are cleaned daily, and the floors of the area are washed and sterilized every day. The slaughtering plant and the areas are equipped with ventilators to dismiss exhaust gas. The exhaust gas is discharged from the area and is rapidly diffused after mixing with the atmosphere. Company cleans the sludge from the sewage station in a timely manner, and regularly sprays the biological deodorant to the sewage treatment station and waste collection station. Slaughtering wastewater, ground washing waste water and domestic sewage enter the sewage treatment station of the factory, which are treated by the “hydrolytic acidification plus aerobic” treatment. A pool body such as a shed, a hydrolytic acidification tank, a sedimentation tank, a sludge tank and the like is capped. At the same time, an activated carbon adsorption device is provided at the exhaust port of the draught fan, so that the exhaust gas is discharged after adsorption by the activated carbon.

In accordance with the above measures, the noise emitted by the factory plant is in accordance with Class 2 standards in “Emission Standard for Industrial Enterprises Noise at Boundary” (GB12348-2008). The treated wastewater meets the level III standards of the “Discharge Standard of Water Pollutants for Meat Packing Industry” (GB13457-1992) and the “Sewage Discharged into the City Sewer Water Quality Standards” (CJ343-2010).

GA Yongpeng already acquired ISO14001 for hog slaughtering, segmentation, sales and related environmental management activities with an effect period from December 14, 2017 to December 13, 2020.

Quality Control

Our operations comply with international standards and we have obtained a series of certifications, such as ISO9001, ISO22000 and HACCP. We obtained such certifications by applying to and passing documentary and on-site inspections by independent accreditation bodies. Our accredited production facilities have implemented various control procedures in accordance with the requirements of such quality standards and certifications. As part of maintaining such certifications, our operations are subject to annual inspections by accreditation bodies. We also conduct our own annual evaluations and internal audits to monitor the effectiveness of such control procedures and to ensure strict compliance of our operations with the relevant standards.

The main raw material used in our production of fresh pork products in China is live hogs, while the main raw material used in our production of processed and packaged products are fresh pork and other meats. All live hogs we purchase must have passed government quarantine inspections. The suppliers must provide quarantine inspection certifications, and we verify the information indicated in the certifications against the actual goods delivered. We conduct onsite inspections with respect to all live hogs delivered to our slaughtering facilities in accordance with applicable PRC law. Such onsite inspections involve checking for any disease symptoms and the presence of defects such as lameness. We also conduct testing for any residue in the hogs of a group of chemicals generally known as lean meat powder in China, including clenbuterol hydrochloride and ractopamine. We continuously monitor the quality of raw materials provided by each supplier. In the event of sub-standard supplies, we may temporarily or permanently suspend procurement from the vendor or supplier.

We follow standardized production procedures and comply with our strict internal quality standards. We conduct multiple testing at key stages in our hog processing operations to prevent contamination. Before our fresh pork products can be sold to our customers every day, we conduct sample inspection and testing to ensure the quality of the products that will be delivered to the customers. Each product is marked with the batch code, product code, the food production license number, and the QS mark. The qualified rate of the company's products is 100%, and that of sanitary inspection is more than 99%.

Since the establishment of the company, there has not been any violation of laws and regulations related to the quality of products and services and technical supervision, and no major legal actions with the customer due to product quality problems.

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Our Property

Intellectual Property

We rely on certain intellectual property to protect our domestic business interests and ensure our competitive position in our industry.

Trademark

We have registered the following trademarks in the PRC.

No.	Registrant	Trademark	Certificate Code	Category	Application Area
1	CQ Penglin		17654023	29	Meat, preserved meat, canned meat, preserved fish, preserved vegetable, egg, milk, edible oil, dried edible mushroom

2	CQ Penglin		17654506	30	Tea drink, bread, bun, flour, dough, cornflower, powered bean, food starch, seasonings, yeast

3	CQ Penglin		17653798	30	Bread, bun, flour, dough, cornflower, powered bean, food starch, seasonings, yeast, edible fragrance

4	CQ Penglin		16422730	35	Display of goods on the communications media for retail purposes; advertising; franchise business management; marketing; marketing for others; recruitment; commercial enterprise relocation; invoicing; accounting

5	CQ Penglin		14682870	29	Pickled fruits; pickled vegetables; edible oils; processed nuts; tofu

6	CQ Penglin		21694920	29	Meat, preserved meat, meat product, preserved fish, canned meat, pickled vegetable, egg, milk, edible oil, dried edible mushroom.

Domain

We have the right to use the following domain registrations issued in the PRC.

No.	Domain Name	Owner
1	plinfood.com	Penglin
2	plinfood.top	Penglin
3	plinfood.cn	Penglin
4	plinfood.cc	Penglin

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Real Property

Purpose	Duration of Land Use	Address	Space (square meters)	Ground Floor Area	Purpose
Industrial	September 14, 2006 to April 15, 2055	128 Xinyuan Road, Building A, Fulin, Chongqing	113.45		Processing area, freezer
Office	September 14, 2006 to April 15, 2055	128 Xinyuan Road, Building B, Fulin, Chongqing	752.77		Office
Residential	September 14, 2006 to April 15, 2055	128 Xinyuan Road, Building C, Floor 1, Fulin, Chongqing	1,057.54		Staff dormitory
Residential	September 14, 2006 to April 15, 2055	128 Xinyuan Road, Building G, Fulin, Chongqing	16.28	6,814.4	Staff dormitory
Industrial	September 14, 2006 to April 15, 2055	128 Xinyuan Road, Building H, Fulin, Chongqing	61.17		Processing area, freezer
Industrial	September 14, 2006 to April 15, 2055	128 Xinyuan Road, Building K, Fulin, Chongqing	161.32		Processing area, freezer
Industrial	September 14, 2006 to April 15, 2055	128 Xinyuan Road, Building L, Fulin, Chongqing	2,807.06		Processing area, freezer
Industrial	October 9,2009 to August 23,2059	Dafuosi Industrial Develpoment Zone 2, Disctrict No. 5, Dingping Town South, Linshui, Sichuan Province	8,498.7	26,837	Slaughterhouse

Equipment

As of June 30, 2017, we have $519,448 depreciation expense and the total value of plant and equipment is $4,293,063. As of June 30, 2016, we have $575,777 depreciation expense for the year ended June 30, 2016 and the total value of the property is $4,900,721.

Lease commitment

Lease Term	Address	Space (square meters)	Monthly Rent (RMB)	Purpose
July 2, 2015 to July 15, 2020	Xinganxian Plaza, Building B, Suite 21-1, Lianglukou, Yuzhong District, Chongqing	172.75	9,000	Office
August 10,2016 to August 10,2018	Zhoujia Courtyard, Huayan Town, Yunfeng Village, Jiuzhoupo District, Chongqing	1,400	12,500	Processing area
May 20,2017 to May 19,2018	30 Changjiang No.1 Road, 1-7-2, Chongqing	179.9	2,500	Employee’s dormitory
November 24,2017 to November 24,2018	Baiheyuan, Nan’an Disctrict, 2-8-3, Chongqing		1,000	Employee’s dormitory

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The above operating lease commitments are summarized as follows.

Twelve months ending June 30,	Minimum lease payment
2018	$55,000
2019	22,000
2020	16,000
2021	1,000
Total minimum payments required	$94,000

Our Employees

Department	Number of Employees	% of Total
Management	8	3.3%
Marketing and Sales	155	64.3%
Administrative	9	3.7%
Supply	12	5%
Slaughter	35	14.5%
Processing	21	9.2%
Total	240	100%

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As required by regulations in China and according to local government’s requirements, we participate in various employee social securities plans that are organized by local governments. We pay social insurance for some of our employees, covering all five types of social insurance, including pension, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Laws and Regulations Relating to Hog Production and Slaughtering

Animal Epidemic Prevention Requirement

According to the Animal Epidemic Prevention Law of the PRC, which were promulgated by the Standing Committee on July 3, 1997, amended on August 30, 2007 and June 29, 2013, and became effective on January 1, 2008, and Censoring Measures on Conditions for Animal Epidemic Prevention, building an animal breeding farm (small breeding plot) or isolation place, animal slaughtering and processing house, or a place where animals and animal products are given innocuous treatment requires the Certificate of Conformity to the Conditions for Animal Epidemic Prevention from the administrative department for veterinary medicine. Before slaughtering, selling or transporting animals, or selling or transporting animal products, the owner shall submit an application to the local animal health supervision institution for quarantine. Quarantine Certificates will be issued for and quarantine marks will be attached on the animals and animal products that have passed the quarantine. Measures for the Administration of Animal Quarantine, which were promulgated by the MOA on January 21, 2010 and became effective on March 1, 2010, further provide that an examination must be conducted by local authorities on animal-related products, and an Animal Quarantine Certificate must be obtained before distributing such products.

Veterinary Drugs Supervision

According to Regulations on Administration of Veterinary Drugs, which were promulgated by the State Council on April 9, 2004 and became effective on November 1, 2004, it is prohibited to add in animal feedstuffs or drinking water any hormonal drug or other prohibited drugs specified by the administrative department for veterinary medicine under the State Council, administer human medicine to animals, or to sell animal food products that contain illicit drugs or in which the residual amount of veterinary drugs exceeds the limits. The drugs prohibited to be added in animal feedstuffs or drinking water are listed in detail in the List of Drugs Forbidden to be Used in Feeds or Drinking Water of Animals co-promulgated by the MOA, the Ministry of Health, and the State Food and Drug Administration (formerly known as “State Drug Administration”) on March 21, 2002.

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Hog Slaughtering Requirement

According to Regulations on Administration of Hog Slaughtering, which were promulgated, amended by the State Council on December 19, 1997 and December 19, 2007, respectively, and became effective on August 1, 2008, and Implementing Measures for Regulations on Administration of Hog Slaughtering, the PRC government implements a system that requires hogs to be slaughtered by designated hog slaughtering plants (houses) and quarantined in a centralized manner. The governments of prefecture-level cities are responsible for issuing the permits and signboards of designated hog slaughtering plants (houses) to the designated plants. A designated hog slaughtering plant (house) is required to:

(1)	have a source of water supply that is commensurate with the operation scale of the slaughter and meet the standards for water quality set by the national government authorities;

(2)	have stand-by slaughter rooms, slaughter rooms, emergency slaughter rooms, hog slaughter equipment and means of transportation which conform to the requirements prescribed by the national government authorities;

(3)	have the technical staff for hog slaughter who have obtained health certificates;

(4)	have qualified meat product quality inspectors;

(5)	have inspection equipment and sterilization facilities that conform to the requirements prescribed by the government, and the facilities for pollution prevention and control that conform to the environmental protection requirements;

(6)	have the facilities for innocuous disposal of diseased hogs and hog products derived therefrom; and

(7)	obtain a qualification certificate of animal epidemic prevention.

A designated hog slaughtering plant (house) is required to establish a stringent inspection system controlling meat product quality. Inspection of meat product quality must be carried out simultaneously with hog slaughtering, and the inspection results must be recorded truthfully. The records of inspection results must be retained for at least two years. Hog products of a designated hog slaughtering plant (house) shall not leave the plant (house) before they have undergone the inspection process or if they fail such inspection.

Under the above-mentioned laws and regulations, livestock and poultry labels and codes for breeding farms for livestock and poultry and permits and signboards for designated hog slaughtering plants (houses) for hog slaughtering plants (houses) as well as a Certificate of Conformity to the Conditions for Animal Epidemic Prevention are required. Operators are also required to abide by the relevant requirements with respect to the operation of breeding farms and designated hog slaughtering plants. Violation of these requirements or failure to obtain relevant permits would lead to a series of penalties, including confiscation of the products, instruments and earnings, imposition of fines, revocation of the permits, and/or even criminal liabilities.

Laws and Regulations Relating to the Food Industry in General

Food Safety in General

According to the Food Safety Law of the PRC (the “Food Safety Law”), which was promulgated by the Standing Committee on February 28, 2009 and became effective on June 1, 2009, and the Implementing Regulations for the Food Safety Law of the PRC, which were promulgated by the State Council on July 20, 2009 and became effective on the same day, the quality supervision authorities and the industry and commerce administration authorities under the State Council are responsible for supervising and administering food production and distribution, respectively. The public health authority under the State Council is responsible for the formulation and publication of national food-safety standards. The Food Safety Law and its implementation regulations require:

(1)	food producers and distributors to apply for the food production licenses and food distribution licenses, respectively, provided that a food producer who has obtained a food production licenses does not need to obtain a food distribution license for selling the food produced by it at its production facilities;

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(2)	food production and operation to comply with food-safety standards and certain other requirements. Food producers shall not purchase or use raw food materials, food additives or food related products which do not meet food-safety standards;

(3)	each food producer or trader to establish and implement a personnel health management system. Each worker who engages in food production or trading worker is required to take a physical examination each year and obtain health certificate prior to working;

(4)	food producers to check the licenses and food eligibility certification documents of their suppliers before purchasing raw food materials, food additives and food-related products from them. Each food production enterprise shall establish a procurement check record system and a food ex-factory check record system and ensure the records are authentic and retained for at least two years; and

(5)	the packages of pre-packed food to bear labels. The labels shall state matters including the name, specifications, net content, date of production, list of ingredients or components, producer’s name, address and contact information, shelf life, product standard code, storage conditions, the general name of the food additives used in the national standards, category number of the food production license, and other content acquired by laws, regulations or food safety standards.

The PRC has established a food recall system. When a food producer finds that the food produced by it does not comply with food safety standards, it shall immediately stop production, recall the food on the market, notify the relevant producers, traders and consumers, and record the recall and notification. When a food trader finds that the food traded by it does not comply with food safety standards, it shall immediately stop trading such food, notify the relevant producers, traders and consumers, and record the cessation of trading and the notification. The food producers shall take measures to safely recall and destroy the affected food, and report the recall and treatment of the recalled food to the quality supervision authority at or above the county level. Where the food producers or traders fail to recall or stop producing or trading the food which are not in compliance with food safety standards under Article 53 of the Food Safety Law, the quality supervision, administration for industry and commerce, food and drug supervision and administration authorities at or above the county level shall order them to recall or stop production or trading.

In the event of any breach of the Food Safety Law, relevant authorities may confiscate any illegal gains and food products, issue warnings and impose rectification orders and monetary penalties ranging from two to ten times the value of the illegal products, as well as revoke the food safety certificate and impose criminal liability in severe cases.

Food Production License

In accordance with Measures for the Administration of Food Production Licensing, which were issued by General Administration of Quality Supervision, Inspection and Quarantine of the PRC (the “GAQSIQ”) on April 7, 2010 and became effective on June 1, 2010, no enterprise shall engage in food production activities without a Food Production License or engage in any food production activities outside the scope set forth in the Food Production License, and no foods can be sold without bearing the serial number or mark of the Food Production License.

The Implemental Rules on the Supervision and Administration of the Quality Safety of Food Production and Processing Enterprises (Provisional), which were issued by the GAQSIQ on September 1, 2005 and became effective on the same day, adopts a market admittance system relating to food quality and safety. Enterprises that produce or process food shall maintain necessary production conditions to guarantee the food quality and safety, and obtain the Production Licenses for Industrial Products in accordance with relevant procedures. No food products may be distributed into the market without passing the inspection and being stamped with the market admittance symbols.

According to the Regulations on the Administration of Production Licenses for Industrial Products of the PRC, which were promulgated by the State Council on July 9, 2005 and became effective on September 1, 2005, and the Implementing Measures for Regulations on the Administration of Production Licenses for Industrial Products of the PRC, which were issued by the GAQSIQ on September 15, 2005, became effective on November 1, 2005 and were amended on April 21, 2010, the PRC implements a production license system in respect of the manufacturing of important industrial products, including meat, beverage, rice, wine and other food directly affecting human health.

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Food Distribution Permits

According to the Measures for the Supervision and Administration of Food Safety in the Distribution Sector and the Administrative Measures for Food Distribution Permits both issued by State Administration for Industry and Commerce (the “SAIC”), the administrative authority for industry and commerce is responsible for supervising and administering food safety in the distribution sector. Operators that engage in the food distribution business are required to acquire Food Distribution Permits before applying for business licenses. A Food Distribution Permit is valid for three years and may be renewed by filing an application within 30 days prior to the expiration date.

Under the above-mentioned laws and regulations relating to food production and food distribution, a Food Production License is required for operating a food production business and a Food Distribution Permit is required for operating a food distribution business. In addition, the laws and regulations require that operations comply with various requirements relating to food safety. Non-compliance may lead to a series of penalties, including warnings, monetary penalties, confiscation of illegal gains, revocation of the certificates, and/or even criminal liabilities.

Laws and Regulations Relating to Product Quality

The Product Quality Law of the PRC

Pursuant to the Product Quality Law of the PRC, which was promulgated on February 22, 1993, became effective on September 1, 1993, and was subsequently amended on July 8, 2000, producers are liable for the quality of the products they produce. Where anyone produces or sells products that do not comply with the relevant national or industrial standards safeguarding the health and safety of the persons and property, the relevant authority will order such person to suspend the production or sales, confiscate the products, impose a fine of an amount higher than the value of the products and less than three times of the value of the products, confiscate illegal gains (if any) as well as revoke the business license in severe cases. Where the activities constitute a crime, the offender will be prosecuted.

The Agricultural Products Safety Law of the PRC

According to the Agricultural Products Quality Safety Law of the PRC, which was promulgated by the State Council on April 29, 2006 and became effective on November 1, 2006, producers of agricultural products shall use chemical products reasonably and avoid contaminating agricultural production sites. Agricultural producers shall also ensure that the preservatives, additives and other chemicals used in the process of the packaging, preservation, storage and transportation of agricultural products shall conform with the relevant mandatory technical specifications set by the State.

Product Liabilities

Manufacturers and distributors of defective products in the PRC may incur liability for losses and injuries caused by such products. Under the General Principles of the Civil Laws of the PRC, which became effective on 1 January 1987, and the Law on the Protection of Consumer Rights and Interests of the PRC, which was promulgated on October 31, 1993, became effective on January 1, 1994 and was amended on August 27, 1999 and October 25, 2013, the manufacturers and distributors will be held liable for losses and damages suffered by consumers caused by the defective products manufactured or distributed by them.

Under the above-mentioned laws and regulations, we are required to ensure that products which we produce and sell meet the requirements for safeguarding human health and ensuring human and property safety. Failing to do so will lead to a series of penalties, including the suspension of production and sale, confiscation of the products and earnings, imposition of fines, revocation of business licenses, and/or even criminal liabilities. In addition, if the products cause personal injuries or other form of torts, the manufacturers and distributors of the products may be subject to tort liability.

Laws and Regulations Relating to Transportation

According to Regulations on Road Transportation of the PRC, which were promulgated by the State Council on April 30, 2004 and became effective on July 1, 2004, an enterprise that engages in freight transportation business is required to, among other things:

(1)	have vehicles that are commensurate with its operations and have passed relevant tests;

(2)	have drivers who meet the requirements specified in Article 23 of these Regulations; and

(3)	maintain a sound work safety management system.

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Enterprises that engage in the freight transportation business are required to obtain road transportation operator licenses before operating transportation business. Enterprises that engage in the freight transportation business are also required to maintain good condition of and inspect the transporting vehicles regularly. Violation of these rules or failure to obtain road transportation operator licenses before commencing operations will lead to a series of penalties, including confiscation of earnings, imposition of fines or even revocation of the licenses.

Laws and Regulations Relating to Environmental Protection and Water-Drawing

Environmental Protection

According to the Environmental Protection Law of the PRC, which was promulgated and became effective on December 26, 1989, entities that cause environmental pollution and other public hazards must incorporate environmental protection work into their plans, establish an environmental protection responsibility system, and adopt effective measures to prevent and control pollution and other environmental harms caused to the environment by waste gases, wastewater, waste residues, dust, malodorous gases, radioactive substances, noise, vibration and electromagnetic radiation generated in the course of the production, construction or other activities. In addition, entities that discharge pollutants must register with the relevant environmental protection authorities.

On November 29, 1998, the State Council promulgated the Regulations on the Administration of Environmental Protection of Construction Project. On October 28, 2002, the Standing Committee approved the Law on Appraising of Environment Impact of the PRC which became effective on September 1, 2003. According to the aforesaid laws, the construction units responsible for the construction projects must submit corresponding environmental impact appraisal documents to the relevant administrative departments of environmental protection for examination and approval and obtain approvals from such administrative departments of environmental protection before they commence construction. Environmental protection facilities shall be designed, built and commissioned together with the whole construction project. No permission shall be given for a construction project to be commissioned until its environmental protection facilities have been examined and assessed and determined to be up to standard by the relevant department of the environmental protection administration that is responsible for examining and approving the environmental impact statement of the applicant.

Pursuant to the requirements under the amended Law on Prevention of Water Pollution of the PRC, which became effective as of June 1, 2008, the amended Law on Prevention of Air Pollution of the PRC, which became effective as of September 1, 2000, and Administrative Regulations on Levy and Utilization of Sewage Charge, which became effective as of July 1, 2003, enterprises which discharge water or air pollutants must pay discharge fees based on the types and volumes of the pollutants discharged. The discharge fees are calculated by the local environmental protection authority, which will review and verify the types and volumes of pollutants discharged. In addition, the Law on Prevention and Control of Environmental Noise Pollution of the PRC, which was promulgated on October 29, 1996, regulates the prevention and control of noise pollution. Under the amended Law on Prevention of Environmental Pollution Caused by Solid Waste of the PRC, which became effective as of April 1, 2005 and was amended on June 29, 2013, entities and individuals that collect, store, transport, utilize or dispose of solid waste must take precautions against the spread, loss and leakage of such solid waste and adopt other measures to prevent solid waste from polluting the environment.

The Administrative Measures on the Prevention and Cure of Pollution Caused by Breeding of Livestock and Poultry set out the requirements for the prevention and ratification of pollution caused by or contaminants emitted during the breeding of livestock and poultry. In the event of violation of such administrative measures, the relevant authorities of environment protection can impose orders to stop by production and to rectify the violation.

Under the above-mentioned laws and regulations, we are required to abide by various provisions regarding the environmental protection and prevention of pollution. We are required to complete the environmental impact evaluation process prior to commencing a construction project. We are also required to obtain discharge permits and pay discharge fees for the discharge of pollutants. Failing to comply with environmental protection laws and regulations would subject us to a range of penalties varying from warnings, fines and suspension of the production or operation to other administrative sanctions, depending on the degree of damage or adverse consequences. The responsible person of the breaching entity may be subject to criminal liabilities for serious breaches which result in significant damages to private or public property or personal injury or death.

Water-drawing Laws and Regulations

According to the amended Water Law of the PRC, which was promulgated by the Standing Committee on January 21, 1988, amended on August 29, 2002 and became effective on October 1, 2002, any entities and individuals that draw water directly from rivers, lakes or underground shall apply to the water administrative departments or the drainage management departments for a Water-Drawing Permit and pay water resource fees in order to obtain water-drawing rights in accordance with the national water-drawing permit system and the water resource fee system. Failure to comply with these provisions would result in the fines or even revocation of the Water-Drawing Permits.

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Laws and Regulations Relating to Property

The Land Administration Law of the PRC was promulgated by the Standing Committee on June 25, 1986, became effective on January 1, 1987 and was amended on December 29, 1988, August 29, 1998 and August 28, 2004. The Regulations for the Implementation of the Land Administration Law of the PRC were promulgated by the State Council on December 27, 1998 and became effective on January 1, 1999 (collectively, the “Land Administration Law”). Under the Land Administration Law, the national government implements a land registration and certification system. Lawfully registered land ownership and land use rights are protected by law and may not be infringed upon by any units or individuals.

Laws and Regulations Relating to Labor and Social Security

Employment Contracts

Pursuant to the Labor Law of the PRC, which was promulgated on July 5, 1994 and became effective on 1 January 1995, and the Labor Contract Law of the PRC, which became effective on 1 January 2008 and was amended on December 28, 2012, labor contracts shall be concluded in writing if labor relationships are to be or have been established between enterprises or entities on one hand and the laborers on the other hand.

Employee Funds

As required under the Regulation of Insurance for Labor Injury, implemented on January 1, 2004, the Provisional Measures for Maternity Insurance of Employees of Corporations, implemented on January 1, 1995, the Decisions on the Establishment of a Unified Programme for Old-Aged Pension Insurance of the State Council, issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Programme for Urban Workers of the State Council, promulgated on December 14, 1998, the Unemployment Insurance Measures, promulgated on January 22, 1999, and the Social Insurance Law of the PRC, implemented on July 1, 2011, enterprises are obliged to provide their employees in the PRC with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. Enterprises must apply for social insurance registration with local social insurance agencies and pay premiums for their employees. If an enterprise fails to pay the required premiums on time or in full amount, the authorities in charge will demand the enterprise to settle the overdue amount within a stipulated time period and impose a 0.05% overdue fine. If the overdue amount is still not settled within the stipulated time period, an additional fine with an amount of three to five times of the overdue amount will be imposed.

According to the Regulation on Management of Housing Provident Fund, which was promulgated by the State Council on April 3, 1999, became effective on the same day and was amended on March 24, 2002, enterprises must register with the competent managing center for housing funds and, upon the examination by such managing center of housing fund, complete procedures for opening an account at the relevant bank for the deposit of employees’ housing funds. Employers are required to contribute, on behalf of their employees, to housing accumulation funds. The payment is required to be made to local administrative authorities. Any employer who fails to contribute may be fined and ordered to make good the deficit within a stipulated time limit.

Laws and Regulations Relating to Occupation Safety

The Production Safety Law of the PRC, (the “Production Safety Law”), which was promulgated by the Standing Committee on June 29, 2002, amended on August 27, 2009 and became effective on November 1, 2002, requires production entities to meet the relevant legal requirements, such as providing their staff with training and handbooks on production safety and providing safe working conditions in compliance with relevant laws, rules and regulations.

Regulations on Intellectual Property Rights

Patent. Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

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Trademark. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain Names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Fortunes Capital HK and Keen Point, our Hong Kong subsidiaries, may be able to enjoy the 5% withholding tax rate for the dividends they receive from Xiangtai WFOE, our PRC subsidiary, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

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In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular 16 to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than banks’ principal-secured products; (iii) granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises).

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

We are aware that our PRC resident beneficial owners subject to these registration requirements have registered with the Beijing SAFE branch and/or qualified banks to reflect the recent changes to our corporate structure.

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Regulations on Dividend Distribution

Under our current corporate structure, China Xiangtai Food Co., Ltd. may rely on dividend payments from Xiangtai WFOE, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign-Invested Enterprise Law, as amended in September 2016, and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations Relating to Employment

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions.

Currently, we are making contributions to the plans based on the minimum standards although the PRC laws required such contributions to be based on the actual employee salaries up to a maximum amount specified by the local government. Therefore, in our consolidated financial statements, we have made an estimate and accrued a provision in relation to the potential make-up of our contributions for these plans as well as to pay late contribution fees and fines. If we are subject to late contribution fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position(s)
Zeshu Dai	52	Chairwoman of the Board and Chief Executive Officer
Xiaohui Wu	45	President and Director
Xia Wang	32	Chief Financial Officer
Penglin Wang	31	Director
Bangquan Ou	65	Independent Director
Zhaorong Zhu	59	Independent Director
Yun Xia	63	Independent Director
Peng Hu	35	Independent Director

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The business address of each of the officers and directors is Xinganxian Plaza, Building B, Suite 21-1, Lianglukou, Yuzhong District, Chongqing City, PRC 400800.

Zeshu Dai. Ms. Dai has been our Chairwoman of the Board and CEO since our inception, January 23, 2018. Ms. Dai graduated from high school in 1982. She worked as a cashier at Qu County Xiandu Operation Cooperative from January 1983 to December 1985. She was the sales manager at Chongqing Liangping Meat Factory from January 1986 to December 2000. From January 2001 to May 2014, Ms Dai was the Chief Supervisory Offer. She has been the director of CQ Penglin and GA Yongpeng since November 2005 and June 2008, respectively. She is familiar with the meat processing industry and has extensive managing experience.

Xiaohui Wu. Mr. Wu has been our President since January 23, 2018 and our director since May 8, 2018. He has been the Director and CEO of Geniusland International Capital Ltd. since 2007. Before that, Mr. Wu was the Senior Project Manager at Genesis Equity Partner LLC, where he helped Chinese companies to raise capital in the United States. Prior to that, Mr. Wu had extensive experience with Hong Kong economic affairs while he worked at Hong Kong and Macao Affairs Office of the Ministry of Foreign Affairs of PRC from 1996 to 2006. Mr. Wu acquired his bachelor degree in English from Jilin Universtiy in 1996 and his Master degree in Finance from Remin University of China, School of Finance. Mr. Wu is familiar with the capital market in the United States and is experienced in finance and management.

Xia Wang. Ms. Wang has been our Chief Financial Officer since January 23, 2018. However, Ms. Wang has been working at CQ Penglin in the accounting department since 2008 after she acquired her bachelor degree in environmental science major from Chongqing University of Arts and Science. Ms. Wang started as a clerk at CQ Penglin from 2008 to 2010. She then worked as assistant accountant from 2010 to 2011. She was promoted to accounting supervisor in 2011, and was appointed as CFO in 2014. She oversees our accounting department, which include duties such as reviewing all the accounting functions performed by our accounting staff, maintaining our accounting book and records, reporting to the Board of Directors, managing budget, reviewing cost, etc.

Penglin Wang. Mr. Wang has been our Director since May 8, 2018. He has been the Chief Supervisory Offer CQ Penglin since April 2014. Mr. Wang acquired his bachelor’s degree in civil engineering from Chongqing University in 2015. Mr. Wang is familiar with the operation of the company.

Bangquan Ou. Mr. Ou has been our Independent Director since May 8, 2018. He has also been working at Chongqing Meat Industry Association as the secretary and executive vice president since June 2004. Mr. Ou was the deputy secretary at Chongqing Refrigeration and Supply Chain Industry Association. From February 1972 to October 2003, Mr. Ou worked at District Food Company and had served as deliveryman, clerk, warehouse manager, business section chief manager, vice president, president, and general secretary throughout the years. Before that, Mr. Ou was a butcher at Chongqing Jiangbei District Food Company. Mr. Ou graduated from Chongqing No.36 High School in 1979. Mr. Ou has also received the “Food Safety Standard Edition System Training Certificate” issued by Chongqing Municipal Bureau of Quality and Technical Supervision in 2005, the occupational qualification certificate of "Cooked Meat Product Processing Technician" issued by Chongqing Vocational Skill Identification Guidance Center in 2006, the "National Qualification Certificate for Slaughtered Technical Staff of Live Pigs Slaughterhouse (Field)" issued by the Livestock and Poultry Management Office of the Ministry of Commerce in 2010 and the “National Professional Skills Competition Referee Certificate” issued by the Occupational Skills Identification Center of the Ministry of Human Resources and Social Security in 2012. Mr. Ou is very experienced with the meat packing and meat processing industry, and is a respected and resourceful figure in the industry.

Zhaorong Zhu. Mr. Zhu has been our Independent Director since May 8, 2018. He has also been an assistant professor at Southwest University, School of Animal Science. Before that, from July 2005 to July 2017, Mr. Zhu worked at Southwest University. During which time, he has been the associate professor at Animal Medicine Department, the general secretary and department deputy director of the Fisheries Department, and the deputy director of Technology Industry Department. From September 2001 to July 2005, Mr. Zhu was the associate professor, deputy director at Technology Industry Department at Southwest Agricultural University. He had been an assistant professor, lecturer, and the associate professor at Department of Animal Medicine and deputy director of Department of Science and Technology at Sichuan Animal Husbandry and Veterinary College from 1983 to 2001. Mr. Zhu acquired his bachelor degree in Chinese Medicine from Chengdu College of Chinese Medicine in 1986 and associate degree in Animal Medicine from Sichuan Animal Husbandry and Veterinary College in 1983. Mr. Zhu is an expert in Animal Medicine and has received the Chongqin Aquaculture Forensic Qualification Certificate, the Expert certificate of Chongqing Public Safety Technical Expert Committee, and the Ministry of Agriculture Practicing Veterinary Qualification Certificate.

Yun Xia. Ms. Xia has been our Independent Director since May 8, 2018. She has also been working at Chongqing International Freight Forwarders Association since June 2015, as secretary and deputy secretary. She was an independent director at Chongqing Foreign Economic & Trade (Group) Co. Ltd. from 2012 to 2014. She was the deputy general manager at Chongqing Bonded Port Development Management CO., Ltd. from 2009 to 2012. Before that, Ms. Xia worked as the chief of Chongqing Customs Supervision Department, Customs Clearance Department, and Review Department from 1998 to 2008, as chief personnel officer and deputy director of Personnel Education Department of Chongqing Customs from 1987 to 1998, as clerk at Personnel Education Division at Chongqing Municipal Bureau of Culture from 1985 to 1987, as clerk at Personnel Education Division at Chongqing Publishing Bureau, and as a nurse and assistant military medical officer at Railway Soldiers’ Sixth Division Hospital from 1970 to 1983. Ms. Xia acquired her bachelor degree in Law (lawyer practice focused) from Southwest China University of Political Science and Law in 2004, an associate degree in Management from Central Party School in 1996, an associate degree in law from Southwest China University of Political Science and Law, an associate degree in Political Science from Chongqing Municipal Party University in 1985, and an associate degree in Anesthesia from Fourth Military Medical University in 1979. Ms. Xia is experienced in trade and is an expert in the legal framework of trade and business.

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Peng Hu. Ms. Hu has been our Independent Director since May 8, 2018. She has been the Financial Controller at Laureate International Universities (Hunan International Economic University since May 2015, where she insure that daily accounting transaction is in line with local GAAP and US GAAP, advice on group consolidated financial statements and analysis, report and follow analyzed results, perform projects possibility analysis, bouget control and cost rationalization according to school plan, assist in cash management, cash projection and financing plan, and coordinate with Internal Control to manage and control risks. Prior to that, Ms. Hu was a Senior Auditor at Friedman LLP from July 2011 to December 2013, a Senior Accountant at China Customs from January 2008 to March 2009, a Senior Auditor at Ernst & Young from August 2005 to November 2007. Ms. Hu acquired her master’s degree in taxation from Baruch College, Zicklin School of Business in 2011, and her bachelor’s degree in accounting from Tsinghua University, School of Economics and Management in 2005. Ms. Hu is a licensed CPA in New Jersey, and is familiar with Chinese GAAP and US GAAP.

Family Relationships

Zeshu Dai and Penglin Wang are mother and son.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There is no family relationship among any of our directors or executive officers.

Board of Directors and Board Committees

Our board of directors currently consists of seven (7) directors, four (4) of whom is independent as such term is defined by the Nasdaq Capital Market. We expect that all current directors will continue to serve after this offering.

The directors will be re-elected at our annual general meeting of shareholders on an annual basis.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Board Committees

We established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Copy of our committee charters are to be posted on our corporate investor relations website at [*] prior to our listing on the Nasdaq Capital Market.

Each committee’s members and functions are described below.

Audit Committee. Our Audit Committee consisted of Ms. Peng Hu, Ms. Yun Xia, Mr. Bangquan Ou and and Mr. Zhaorong Zhu. Ms. Peng Hu is the chairman of our audit committee. We have determined that Ms. Peng Hu, Ms. Yun Xia, Mr. Bangquan Ou and and Mr. Zhaorong Zhu satisfy the “independence” requirements of NASDAQ Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our board of directors has determined that Mr. Chen qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Zhaorong Zhu, Ms. Jing Liu, Ms. Yun Xia, and Mr. Bangquan Ou. Mr. Zhaorong Zhu is the chairman of our compensation committee. We have determined that Mr. Zhaorong Zhu, Ms. Jing Liu, Ms. Yun Xia, and Mr. Bangquan Ou satisfy the “independence” requirements under NASDAQ Rule 5605. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee. Our nominating committee consists of Mr. Bangquan Ou, Mr. Zhaorong Zhu, Ms. Peng Hu, and Ms. Yun Xia. Mr. Bangquan Ou is the chairperson of our nominating committee. We have determined that Mr. Bangquan Ou, Mr. Zhaorong Zhu, Ms. Peng Hu, and Ms. Yun Xia satisfy the “independence” requirements under NASDAQ Rule 5605. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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Upon the establishment of an audit committee, the board will determine which of the directors qualifies as an audit committee financial expert.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company may have the right to seek damages if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive an as-yet undetermined cash fee for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

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Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

We current do not have a code of business conduct and ethics applicable to our directors, officers and employees, however, we intend to adopt one in the near future in connection with our application to list on The Nasdaq Capital Market.

EXECUTIVE COMPENSATION

We currently do not have a compensation committee approving our salary and benefit policies. Our board of directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers’ to our success. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended June 30, 2017 and 2016.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Zeshu Dai	2017	$7,049	—	—	—	$7,049
Chief Executive Officer	2016	$7,465	—	—	—	$7,465
Xia Wang	2017	$5,287	—	—	—	$5,287
Chief Financial Officer	2016	$5,599	—	—	—	$5,599
Xioahui Wu	2017	—	—	—	—	—
President	2016	—	—	—	—	—

(1)	Amount reflecting salary paid to the individuals for services rendered, if any, to our PRC subsidiary and/or VIE. The individual entered into employment agreements with China Xiangtai on January 23, 2018 for their new positions with China Xiangtai.

Employment Agreements

Our employment agreements with our officers generally provide for employment for a specific term and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss. We have executed employment agreements with Zeshu Dai, Xiaohui Wu and Xia Wang.

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Zeshu Dai

We entered into an employment agreement with Zeshu Dai for the position of Chief Executive Officer. The employment is for three years and effective on January 23, 2018, with an annual compensation of $120,000.

Xiaohui Wu

We entered into an employment agreement with Xiaohui Wu for the position of President. The employment is for three years and is effective on January 23, 2018, with an annual compensation of $80,000.

Xia Wang

We entered into an employment agreement with Xia Wang for the position of Chief Financial Officer. The employment is for three years and is effective on January 23, 2018, with an annual compensation of $80,000.

Director Compensation — Fiscal 2017 and 2016

During fiscal 2017 and 2016, no members of our Board of Directors received compensation in their capacity as directors.

Director Compensation — Non-Employee Directors

Historically, we have not paid our non-employee directors. Upon completion of this offering, we plan to pay our independent directors an annual cash retainer of RMB 63,000 or RMB 126,000 (approximately $10,000 or $20,000), subject to terms of the definitive agreements We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities. For the years ended June 30, 2017 and 2016, we did not pay any non-employee directors because we did not have any non-employee directors.

RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since incorporation, to which we have been a participant, in which the amount involved in the transaction is material to our company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

The related parties consisted of the following:

Name of related party	Relationship
Chongqing Mingwen	Significantly influenced by Penglin
Chongqing Penglin Food Co. Ltd. First Company*	Common control under CEO
Zeshu Dai	Chairwoman of the Board
Mingwen Wang	Spouse of Chairwoman
Penglin Wang	Child of Chairwoman
Yong Wang	Child of Chairwoman

*Dissolved in June 2017

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i)	Revenue from related parties and accounts receivable from related parties, net

The president of Chongqing Mingwen Food Co., Ltd. (“CQ Mingwen”) is the daughter-in-law the Company’s Chief Executive Officer (“CEO”). As of June 30, 2017 and 2016, the Company had accounts receivable of $16,505 and $0 from CQ Mingwen, respectively. For the years ended June 30, 2017 and 2016, total sales to CQ Mingwen amounted to $66,525 and $0, respectively.

ii)	Due from related parties

Due from related parties are those nontrade receivables arising from transactions between the Company and its certain related parties, such as loans to these related parties. These loans are unsecured, non-interest bearing and due on demand.

Name of related party	Relationship	June 30, 2017		June 30, 2016
Chongqing Mingwen	Significantly influenced by Penglin	$543,714	(1)	$308,044
Chongqing Penglin Food Co. Ltd. First Company	Common control under CEO	-		151
Zeshu Dai	CEO	1,532,775	(1)	210,178
Mingyu Wang	Relative of CEO	-		31,606
Penglin Wang	Child of CEO	961,952	(1)	953,591
		$3,038,441		$1,503,570

(1)	These balances have been repaid or settled as of the date of this report.

iii)	Due to related parties

Due to related parties is those nontrade payables arising from transactions between the Company and its certain related parties, such as advanced made by the related party on behalf of the Company. This advance is unsecured and non-interest bearing. Current payables are due on demand.

Name of related party	Relationship	June 30, 2017	June 30, 2016
Xia Wang	Chief Financial Officer	$-	$5,475

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of the date of this prospectus by:

•	Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;

•	Each of our director, director nominees and named executive officers; and

•	All directors and named executive officers as a group.

Our company is authorized to issue 50,000,000 Ordinary Shares of $0.01 par value per share (the “Ordinary Share”). The number and percentage of Ordinary Shares beneficially owned before the offering are based on 20,375,000 Ordinary Shares of $0.01 par value per share issued and outstanding as of the date of this prospectus. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Xinganxian Plaza, Building B, Suite 21-1, Lianglukou, Yuzhong District, Chongqing, People’s Republic of China 400800. As of the date of the Prospectus, we have nine (9) shareholders of record.

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Named Executive Officers and Directors	Amount of Beneficial Ownership	Pre-Offering Percentage Ownership	Post-Minimum Offering Percentage Ownership	Post-Maximum Offering Percentage Ownership
Directors and Named Executive Officers:
Zeshu Dai, Chairwoman of the Board and Chief Executive Officer (1)	13,000,000	63.80%
Xia Wang, Chief Financial Officer	--	0%
Xiaohui Wu, President and Director	--	0%
All directors and executive officers as a group (3 persons)	13,000,000	63.80%

5% Beneficial Owners:
None

(1)	Zeshu Dai is deemed to beneficially own 13,000,000 shares of our ordinary shares through China Meitai Food Co., Ltd., a British Virgin Islands company holding 13,300,000 of our ordinary shares. Zeshu Dai is entrusted with the voting and dispositive power of all 13,300,000 shares held by China Meitai Food Co., Ltd. Please see Corporate History and Structure - Entrustment Agreement and Call Option Agreement.

DESCRIPTION OF ORDINARY SHARES

China Xiangtai Food Co., Ltd. was incorporated on January 23, 2018 under the Companies Law (2016 Revision) of the Cayman Islands. As of the date of this prospectus, we have authorized to issue 50,000,000 ordinary shares of $0.01 par value per share (the “Ordinary Shares”). There are 20,375,000 Ordinary Shares issued and outstanding as of the date of this prospectus.

Neither our Articles of Association provides for the director’s power, in the absence of a quorum, to vote compensation to themselves. All decisions about director compensation will be recommended by the compensation committee, upon its formation, and approved by the Board of Directors as a whole, both acting only when a quorum of members is present.

The following are summaries of the material provisions of our amended and restated memorandum and articles of association that will be in force at the time of the closing of this offering and the Companies Law (2016 Revision) of the Cayman Islands, insofar as they relate to the material terms of our Ordinary Shares. The forms of our amended and restated memorandum and articles of association are filed as exhibits to the registration statement of which this prospectus is a part. As a convenience to potential investors, we provide the below description of Cayman Island law and our Articles of Association together with a comparison to similar features under Delaware law.

Ordinary Shares

General

Each Ordinary Share in the Company confers upon the shareholder:

•	the right to one vote at a meeting of the shareholders of the Company or on any resolution of shareholders;

•	the right to an equal share in any dividend paid by the Company; and

•	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of Cayman Islands may freely hold and vote their Ordinary Shares.

At the completion of this offering, there will be between [•] (assuming the sale of [•]) and [•] (assuming the sale of [•]) Ordinary Shares issued and outstanding.

Listing

We plan to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[•].” We have not applied and cannot guarantee that we will be successful in listing on Nasdaq; however, we will not complete this offering unless we are so listed.

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Transfer Agent and Registrar

The transfer agent and registrar for the ordinary shares is expected to be [•].

Distributions

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors subject to the Cayman Islands Companies Law, as amended.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Ordinary Share which such shareholder holds.

Election of directors

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of Cayman Islands, however, do not specifically prohibit or restrict the creation of cumulative voting rights for the election of our directors. Cumulative voting is not a concept that is accepted as a common practice in Cayman Islands, and we have made no provisions in our memorandum and articles of association to allow cumulative voting for elections of directors.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, place and, in the case of a special meeting of shareholders, the purpose or purposes thereof, at least 7 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a special meeting upon the written request of shareholders holding at least 10% of our outstanding voting shares. In addition, our board of directors may call a special meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if all shareholders with voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

No business may be transacted at any general meeting unless a quorum is present at the commencement of business. Two shareholders present in person or by proxy and entitled to vote shall be a quorum. If there is only one shareholder of record entitled to attend and vote at general meetings, that one shareholder present in person or by proxy shall be a quorum and such shareholder may transact business by written resolution as if a meeting were being held. If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week, at the same time and place and if, at the adjourned meeting, a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present shall be a quorum and may transact the business for which the meeting was called. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders.

A corporation that is a shareholder shall be deemed for the purpose of our memorandum and articles of association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

The management of our company is entrusted to our board of directors, who will make corporate decisions by board resolution. Our directors are free to meet at such times and in such manner and places within or outside Cayman Islands as the directors determine to be necessary or desirable. At any meeting of directors, a quorum will be present if half of the total number of directors is present, unless there are only two directors in which case the quorum is two. If there is a sole director, that director shall be a quorum. If a quorum is not present, the meeting will be dissolved. If a quorum is present, votes of half of present directors are required to pass a resolution of directors.

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Protection of minority shareholders

We would normally expect Cayman Islands courts to follow English case law precedents, which permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of shareholders, such as the right to vote and pre-emptive rights and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new shares under either Cayman Islands law or our memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions in our memorandum and articles of association and applicable securities laws, any of our shareholders may transfer all or any of his or her Ordinary Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Ordinary Share. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of Ordinary Shares unless: (a) the person transferring the shares has failed to pay any amount due in respect of any of those shares; or (b) such refusal or delay is deemed necessary or advisable in our view or that of our legal counsel in order to avoid violation of, or in order to ensure compliance with, any applicable, corporate, securities and other laws and regulations.

Liquidation

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the Cayman Islands Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

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Redemption of Ordinary Shares

We are empowered by the Companies Law and our articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (1) unless it is fully paid up, (2) if such redemption or repurchase would result in there being no shares outstanding, or (3) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Modifications of rights

All or any of the special rights attached to any class of shares may, subject to the provisions of the Cayman Islands Companies Law, be amended only pursuant to a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the shares of that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of our board of directors:

•	amend our memorandum of association to increase or decrease the maximum number of shares we are authorized to issue;

•	subject to our memorandum, divide our authorized and issued shares into a larger number of shares; and

•	subject to our memorandum, combine our authorized and issued shares into a smaller number of shares.

Untraceable shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•	all checks or warrants in respect of dividends of these shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of twelve years prior to the publication of the notice and during the three months referred to in the third bullet point below;

•	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to these shares by death, bankruptcy or operation of law; and

•	we have caused a notice to be published in newspapers in the manner stipulated by our memorandum and articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such notice.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to the net proceeds.

Inspection of books and records

Under Cayman Islands Law, holders of our Ordinary Shares are entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find Additional Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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Issuance of additional Ordinary Shares

Our memorandum and articles of association authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits and Protection of Minority Shareholders. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

•	an acts which is illegal or ultra vires;

•	an act which, although not ultra vires, could only be effected duly if authorized by a special or qualified majority vote that has not been obtained; and

•	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court of the Cayman Islands shall direct.

Any of our shareholders may petition the Grand Court of the Cayman Islands which may make a winding up order if the Grand Court of the Cayman Islands is of the opinion that it is just and equitable that we should be wound up or, as an alternative to a winding up order, (1) an order regulating the conduct of our affairs in the future, (2) an order requiring us to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained we have omitted to do, (3) an order authorizing civil proceedings to be brought in our name and on our behalf by the shareholder petitioner on such terms as the Grand Court of the Cayman Islands may direct, or (4) an order providing for the purchase of the shares of any of our shareholders by other shareholders or us and, in the case of a purchase by us, a reduction of our capital accordingly.

Generally, claims against us must be based on the general laws of contract or tort applicable in the Cayman Islands or individual rights as shareholders as established by our articles of association.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under Cayman Islands law, a company may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held by amending the articles of association. Our post-offering memorandum and articles of association do not allow shareholders to act by written resolutions.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

With respect to shareholder proposals, Cayman Islands law is essentially the same as Delaware law. Cayman Islands Companies Law does not provide shareholders with an express right to put forth any proposal before an annual meeting of the shareholders. However, Cayman Islands Companies Law may provide shareholders with limited rights to requisition a general meeting but such rights must be stipulated in the articles of association of the Company. Any one or more shareholders holding not less than two-thirds of the votes attaching to the total issued and paid up share capital of the Company at the date of deposit of the requisition shall at all times have the right, by written requisition to the board of directors or the secretary of the company, to require an extraordinary general meeting to be called by the board of directors for the transaction of any business specified in such requisition.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

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Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company, for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up and Liquidation. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or if the company is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Subject to any future shares which are issued with specific rights, (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up (whether the liquidation is voluntary or by the court), the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether or not they shall consist of property of the same kind) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Alterations to our memorandum and articles of association may only be made by special resolution, meaning a majority of not less than two-thirds of votes cast at a shareholders’ meeting.

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If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class. The provisions of our articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at the adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, that every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our post-offering memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Ordinary Shares. Future sales of substantial amounts of shares of our Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future.

The Ordinary Shares that were not offered and sold in our initial public offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of Ordinary Shares then outstanding, which will equal between [•] (assuming closing of a minimum offering) and [•] (assuming closing of a maximum offering) shares immediately after our initial public offering, or

•	the average weekly trading volume of the Ordinary Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

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Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of our initial public offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Summary of Shares Available for Future Sale

The following table summarizes the total shares potentially available for future sale. To the extent we sell a number of Ordinary Shares between the minimum and maximum offering, the below tables will be adjusted proportionately as to numbers of shares available for sale (as to share incentive and underwriter shares) and dates on which such shares may be sold (as to currently outstanding shares).

Minimum Offering Shares	Date Available for Sale
Currently Outstanding Ordinary Shares: [•]	After 90 days from the date of effectiveness or commencement of sales of the public offering

Shares Offered in this Offering: [•]	After the date of this prospectus, these shares will be freely tradable.

Maximum Offering Shares	Date Available for Sale
Currently Outstanding Ordinary Shares: [•]	After 90 days from the date of effectiveness or commencement of sales of the public offering

Shares Offered in this Offering: [•]	After the date of this prospectus, these shares will be freely tradable

MATERIAL TAX CONSEQUENCES APPLICABLE TO U.S. HOLDERS

OF OUR ORDINARY SHARES

The following sets forth the material Cayman Islands, Chinese and U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. Unless otherwise noted in the following discussion, this section is the opinion of Ortoli Rosenstadt LLP, our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and of AllBright Law Offices, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of Chinese tax law.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

an individual who is a citizen or resident of the United States;

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

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an estate whose income is subject to U.S. federal income taxation regardless of its source; or

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX

ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX

CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

Generally

China Xiangtai Food Co., Ltd. is a tax-exempt company incorporated in Cayman Islands. WVM, Inc. is a tax-exempt company incorporated in the British Virgin Islands. CVS Limited is subject to Hong Kong law. Xiangtai WFOE, CQ Penglin, and GA Yongpeng are subject to PRC laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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The State Administration of Tax issued a Public Notice, or Public Notice 16, on March 18, 2015, to further regulate and strengthen the transfer pricing administration on outbound payments by a PRC enterprise to its overseas related parties. In addition to emphasizing that outbound payments by a PRC enterprise to its overseas related parties must comply with arm’s-length principles, Public Notice 16 specifies certain circumstances whereby such payments are not deductible for the purpose of the enterprise income tax of the PRC enterprise, including payments to an overseas related party which does not undertake any function, bear any risk or has no substantial operation or activities, payments for services which do not enable the PRC enterprise to obtain direct or indirect economic benefits, or for services that are unrelated to the functions and risks borne by the PRC enterprise, or relate to the protection of the investment interests of the direct or indirect investor of the PRC enterprise, or for services that have already been purchased from a third party or undertaken by the PRC enterprise itself, and royalties paid to an overseas related party which only owns the legal rights of the intangible assets but has no contribution to the creation of such intangible assets. Although we believe all our related party transactions, including all payments by our PRC subsidiaries and consolidated affiliated entities to our non-PRC entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. We do not believe that China Xiangtai Food Co., Ltd. meets all of the conditions above. China Xiangtai Food Co., Ltd. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

However, if the PRC tax authorities determine that China Xiangtai Food Co., Ltd. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of China Xiangtai Food Co., Ltd. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that China Xiangtai Food Co., Ltd. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, China Xiangtai Food Co., Ltd., is not deemed to be a PRC resident enterprise, holders of our Ordinary Shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Circular 698 and Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 698 and Circular 7, or to establish that we should not be taxed under these circulars. See “Risk Factors — Risks Related to Doing Business in China — Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

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United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our Ordinary Shares by a U.S. holder (as defined below) that holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, holders who will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of our ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our r Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our r ordinary shares.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is unclear, we intend to treat CQ Penglin and GA Yongpeng as being owned by us for United States federal income tax purposes, and we treat it that way, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of CQ Penglin and GA Yongpeng for United States federal income tax purposes, and based upon our income and assets and the value of our ordinary shares, we do not believe that we were a PFIC for the taxable years ended June 30, 2016 and 2017, and do not anticipate becoming a PFIC in the foreseeable future.

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Assuming that we are the owner of CQ Penglin and GA Yongpeng for United States federal income tax purposes, although we do not believe that we were a PFIC for the taxable year ended June 30, 2016 and do not anticipate becoming a PFIC in the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our Ordinary Shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning CQ Penglin and GA Yongpeng for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder held our ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of Ordinary Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ordinary shares. Dividends received on the Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ordinary shares. (See “—People’s Republic of China Taxation”) In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the Ordinary Shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. holders are advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ordinary shares. Under the PFIC rules:

•	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ordinary shares;

•	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election. Since we plan to have our Ordinary Shares listed on the Nasdaq, and provided that the Ordinary Shares will be regularly traded on the Nasdaq, a U.S. holder holds Ordinary Shares will be eligible to make a mark-to-market election if we are or were to become a PFIC. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Ordinary Shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election.

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If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our Ordinary Shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting

Certain U.S. holders may be required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our Ordinary Shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of Cayman Islands with limited liability. We are incorporated in Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed [TRANSFER AGENT] as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

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AllBright Law Offices, our counsel as to Chinese law, has advised us that there is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

AllBright Law Offices has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with Cayman Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

We have been advised by [•], our counsel as to Cayman Islands law, that the United States and Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, is unlikely to be enforceable in Cayman Islands. We have also been advised by [•] that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of Cayman Islands under the common law doctrine of obligation.

UNDERWRITING

We have entered into an underwriting agreement with [UNDERWRITER] (the “Underwriter”). The Underwriter is not purchasing or selling any securities offered by this prospectus, nor is it required to arrange the purchase or sale of any specific number or dollar amount of securities, but rather it has agreed to use its best efforts to arrange for the sale of all of the securities offered hereby. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the public through the Underwriter, and the Underwriter have agreed to offer and sell, on a best efforts basis, at the public offering price less the underwriting fees and commissions set forth below a minimum of [•] Ordinary Shares and a maximum of [•] Ordinary Shares. The Underwriter may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this offering.

The Underwriter must sell the minimum number of securities offered ([•] Ordinary Shares) if any shares are sold. The Underwriter is required to use only its best efforts to sell the securities offered. The offering will terminate upon the earlier of: (i) a date mutually acceptable to us and our Underwriter after which the minimum offering is sold or (ii) [•], 2018. On the closing date, the following will occur:

•	we will receive funds in the amount of the aggregate purchase price of the shares being sold by us on such closing date;

•	we will cause to be delivered the Ordinary Shares being sold on such closing date in book-entry form; and

•	we will pay the Underwriter their commissions.

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Pursuant to an escrow agreement among us, the Underwriter and [•] (the “Escrow Agent”), as escrow agent, until at least [•] Ordinary Shares are sold, all funds received in payment for securities sold in this offering will be required to be submitted by subscribers to a non-interest bearing escrow account with the Escrow Agent and will be held by the Escrow Agent for such account. The Underwriter and we shall require all investor checks for payment for the securities to be made payable to [•]. All subscription agreements and checks should be delivered to [•], Attention: [•]. Failure to do so will result in checks being returned to the investor who submitted the check. The investors will have sole claim to the proceeds held in trust prior to the receipt of the minimum offering proceeds. The funds are held for the benefit of the investors until the minimum is reached. Prior to reaching the minimum claims may not be reached by creditors of the Company. If the Underwriter do not sell at least [•] Ordinary Shares by [•], 2018, all funds will be returned promptly to subscribers without interest or deduction. If this Offering completes, then on the closing date, net proceeds will be delivered to us and we will issue the Ordinary Shares to purchasers. Unless purchasers instruct us otherwise, we will deliver the Ordinary Shares electronically upon receipt of purchaser funds to the accounts of those purchasers who hold accounts at the Underwriter, or elsewhere, as specified by the purchaser, as soon as practical upon the closing of the Offering. Alternately, purchasers who do not carry an account at the Underwriter may request that the shares be held in book-entry at the Company’s transfer agent, or may be issued in book-entry at the Company’s transfer agent and subsequently delivered electronically to the purchasers’ respective brokerage account upon request of the purchasers.

Fees, Commissions and Expense Reimbursement

The Underwriter will collectively receive an underwriting commission equal to between $[•] in the case of a minimum offering and $[•] in the case of a maximum offering, representing [•] of the gross proceeds to be raised in this Offering.

The following table shows, for each of the minimum and maximum offering amounts, the per share and maximum total public offering price, underwriting fees and commissions to be paid to the Underwriter by us, and proceeds to us, before expenses and assuming a $[•] per share offering price.

	Per Share		Minimum Offering		Maximum Offering
Public Offering Price	$	[•]	$	[•]	$	[•]
Underwriting fees and commissions	$	[•]	$	[•]	$	[•]
Proceeds to us, Before Expenses	$	[•]	$	[•]	$	[•]

Because the actual amount to be raised in this offering is uncertain, the actual total offering commissions are not presently determinable and may be substantially less than the maximum amount set forth above.

Our obligation to issue and sell securities to the purchasers is subject to the conditions set forth in the subscription agreement, which may be waived by us at our discretion. A purchaser’s obligation to purchase securities is subject to the conditions set forth in the subscription agreement as well, which may also be waived.

Under the underwriting agreement, we have agreed to pay the Underwriter advisory fee of $[•]. We have paid $[•] advisory fee to the Underwriter. We have also agreed to pay the Underwriter’s reasonable out-of-pocket expenses (including fees and expenses of the Underwriter’s counsel) incurred by the Underwriter in connection with this offering up to $[•].

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding Underwriter’ fees and commissions, will be approximately $[•], all of which are payable by us.

The Underwriter intend to offer our Ordinary Shares to their retail customers only in states in which we are permitted to offer our Ordinary Shares. We have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on the Nasdaq Capital Market are “covered securities.” If we were unable to meet the Nasdaq Capital Market’s listing standards, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering unless we meet the Nasdaq Capital Market’s listing requirements.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement and subscription agreement. The underwriting agreement and a form of subscription agreement are included as exhibits to the registration statement of which this prospectus forms a part.

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Escrow Agent and Deposit of Offering Proceeds

The Underwriter and the Company have agreed in accordance with the provisions of SEC Rule 15c2-4 to cause all funds received by the Underwriters for the sale of the Ordinary Shares to be promptly deposited in a non-interest bearing escrow account (“Escrow Account”) maintained by [•] (the “Escrow Agent”) as escrow agent for the investors in the offering. The purpose of the Escrow Account is for (i) the deposit of all subscription monies (checks or wire transfers) which are received by the underwriter from prospective purchasers of our offered Ordinary Shares and are delivered by the Underwriter to the Escrow Agent, (ii) the holding of amounts of subscription monies which are collected through the banking system, and (iii) the disbursement of collected funds. The Escrow Agent will exercise signature control on the escrow account and will act based on joint instructions from our Company and the Underwriter. On the closing date for the offering, and presuming that all conditions to closing have been attained (i.e. Nasdaq approval and other conditions described herein) proceeds in the escrow account maintained by the Escrow Agent will be delivered to our company. We will not be able to use such proceeds in China, however, until we complete certain remittance procedures in China, which may take as long as six months in the ordinary course.

The Underwriter shall promptly deliver to the Escrow Agent all funds in the form of checks or wire transfers which it receives from prospective purchasers of our Ordinary Shares by noon of the next business day following receipt where internal supervisory review is conducted at the same location at which subscription documents and funds are received. Simultaneously with each deposit to the Escrow Account, the Underwriter shall inform the Escrow Agent about the subscription information for each prospective purchaser. Upon the Escrow Agent’s receipt of such monies, they shall be credited to the Escrow Account. All checks delivered to the Escrow Agent shall be made payable to “      , as Escrow Agent for China Xiangtai Food Co., Ltd.” The Escrow Agent shall not be required to accept for credit to the Escrow Account or for deposit into the Escrow Account checks which are not accompanied by the appropriate subscription information. Wire transfers representing payments by prospective purchasers shall not be deemed deposited in the Escrow Account until the Escrow Agent has received in writing the subscription information required with respect to such payments.

No interest will be available for payment to either us or the investors (since the funds are being held in a non-interest bearing account). All subscription funds will be held in trust pending the raising of the minimum offering amount and no funds will be released to us until the completion of the offering. Release of the funds to us is based upon the Escrow Agent reviewing the records of the depository institution holding the escrow to verify that the funds received have cleared the banking system prior to releasing the funds to us. All subscription information and subscription funds through checks or wire transfers should be delivered to the Escrow Agent. Failure to do so will result in subscription funds being returned to the investor. In event that the offering is terminated, all subscription funds from the escrow account will be returned to investors.

If we do not terminate this offering before the offering is terminated, all amounts will be promptly returned to the investors as described below. In the event of any dispute between us and the underwriters, including whether and how funds are to be reimbursed, the Escrow Agent is entitled to petition a court of competent jurisdiction to resolve any such dispute.

Investors must pay in full for Ordinary Shares at the time of investment. Payment for the shares may be made (i) by check, bank draft or money order made payable to “      , as Escrow Agent for China Xiangtai Food Co., Ltd.” and delivered to the Underwriter no less than four business days before the date of closing, or (ii) by wire made payable to “      , as Escrow Agent for China Xiangtai Food Co., Ltd.” The checks, bank drafts and money orders will be forwarded/returned by the Underwriter and their dealers to the Escrow Agent by noon of the following business day. The Underwriter will inform prospective purchasers of the anticipated date of closing.

Proceeds deposited in escrow with the Escrow Agent may not be withdrawn by investors prior to the earlier of the closing of the offering or the date the offering is terminated. If the offering is withdrawn or canceled or terminated and proceeds therefrom are not received by us on or prior to the date the offering is terminated, all proceeds will be promptly returned by the Escrow Agent without interest or deduction to the persons from which they are received (within one business day) in accordance with applicable securities laws. All such proceeds will be placed in a non-interest bearing account pending such time.

Lock-Up Agreements

We and each of our officers, directors, and all existing stockholders agree not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of our Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the underwriter.

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The underwriter may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the underwriter will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Price Stabilization

The Underwriter will be required to comply with the Securities Act and the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of capital stock by the Underwriter acting as principal. Under these rules and regulations, the Underwriter:

•	may not engage in any stabilization activity in connection with our securities; and

•	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Determination of Offering Price

The public offering price of the shares we are offering was determined by us in consultation with the Underwriter based on discussions with potential investors in light of the history and prospects of our company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the Offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Securities.

A prospectus in electronic format may be delivered to potential investors by the Underwriter. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the Underwriter’ website and any information contained in any other website maintained by the Underwriter is not part of the prospectus or the registration statement of which this Prospectus forms a part.

Foreign Regulatory Restrictions on Purchase of our Shares

We have not taken any action to permit a public offering of our shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this Offering of our shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the underwriter against liabilities relating to the Offering arising under the Securities Act and the Exchange Act and to contribute to payments that the underwriter may be required to make for these liabilities.

Application for Nasdaq Market Listing

We intent to apply to have our Ordinary Shares approved for listing/quotation on the Nasdaq Capital Market under the symbol “[•].” We will not consummate and close this offering without a listing approval letter from the Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of shares in this “best efforts, mini-max” offering sufficient to satisfy applicable listing criteria, our Ordinary Shares will in fact be listed.

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If the application is approved, trading of our Ordinary Shares on the Nasdaq Capital Market will begin within five days following the closing of this offering. If our Ordinary Shares are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding placement discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[•]
Nasdaq Capital Market Listing Fee		50,000
FINRA		[•]
Legal Fees and Expenses		[•]
Accounting Fees and Expenses		[•]
Printing and Engraving Expenses		[•]
Miscellaneous Expenses		[•]
Total Expenses	$	[•]

Under the Underwriting Agreement, we will pay our underwriter a fee and commission equal to [•]% of the public offering price multiplied by the shares sold in the offering. In addition to the cash commission, we will also reimburse the Underwriter for the full amount of its reasonable, non-accountable expenses of up to [•]% of the gross proceeds raised in the offering, in addition to its expenses relating to the Offering, including but not limited to (i) reasonable travel and out-of-pocket expenses, including clearing charges and (ii) legal expense, up to $[•].

LEGAL MATTERS

The validity of the Ordinary Shares offered hereby will be passed upon for us by [•]. Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. [UW COUNSEL] is acting as counsel to the Underwriter. Certain legal matters as to PRC law will be passed upon for us by AllBright Law Offices. Ortoli Rosenstadt LLP may rely upon AllBright Law Offices with respect to matters governed by PRC law.

The current address of [Cayman Island counsel] is [•]. The current address of Ortoli Rosenstadt LLP is 501 Madison Avenue, 14th Floor, New York, NY 10022. The current address of Allbright Law Offices is 11, 12/F, Shanghai Tower, No.501, Yincheng Middle Road, Pudong New Area, Shanghai P.R.China 200120, P.R. China.

EXPERTS

The consolidated financial statements for the years ended June 30, 2017 and 2016, as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm, given on their authority as experts in accounting and auditing. The current address of Friedman LLP is 1700 Broadway, New York, New York 10019.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Ordinary Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal Underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the Ordinary Shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Ordinary Shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. However, statements in the prospectus contain the material provisions of such contracts, agreements and other documents. We currently do not file periodic reports with the SEC. Upon closing of our initial public offering, we will be required to file periodic reports and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

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China Xiangtai Food Co., Ltd.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Financial Statements
Report of Independent Registered Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2017 (unaudited), June 30, 2017 and June 30, 2016	F-3
Consolidated Statements of Income and Comprehensive Income for the Six Months Ended December 31, 2017 and 2016 (unaudited), and for the Years Ended June 30, 2017 and 2016	F-4
Consolidated Statements of Changes in Shareholders’ Equity for the Six Months Ended December 31, 2017 (unaudited), and for the Years Ended June 30, 2017 and 2016	F-5
Consolidated Statements of Cash Flows for the Six Months Ended December 31, 2017 and 2016 (unaudited), and for the Years Ended June 30, 2017 and 2016	F-6
Notes to the Consolidated Financial Statements	F-7

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

China Xiangtai Food Co., Ltd.

We have audited the accompanying consolidated balance sheets of China Xiangtai Food Co., Ltd. and Subsidiaries (collectively, the “Company”) as of June 30, 2017 and 2016, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended June 30, 2017, and the related notes (collectively, referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Xiangtai Food Co., Ltd. and Subsidiaries as of June 30, 2017 and 2016, and the results of their operations and their cash flows for each of the years in the two-year period ended June 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2017.

New York, New York

March 26, 2018, except for Notes 1, 2, 7, 8 and 9 which are dated June 13, 2018

F-2

CHINA XIANGTAI FOOD CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,	June 30,
	2017	2017	2016
	(Unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,521,252	$21,530	$51,848
Restricted cash	768,439	-	-
Accounts receivable, net	32,873,673	13,146,731	4,597,105
Accounts receivable - related party	-	16,505	-
Other receivables, net	91,934	61,640	140,381
Other receivables - related parties	1,018,745	3,038,441	1,503,570
Inventories	112,404	282,474	1,138,801
Prepayments	30,981	511,803	38,560
Security deposits	1,652,514	2,058,595	173,080
Loan receivable	3,499,040	2,989,062	-
Total current assets	41,568,982	22,126,781	7,643,345

PLANT AND EQUIPMENT, NET	4,250,451	4,293,063	4,900,721

OTHER ASSETS
Other receivables	10,020	9,617	7,901
Intangible assets, net	507,463	493,167	515,671
Loan receivables	-	-	2,296,330
Deferred tax assets	203,983	93,320	50,297
Total other assets	721,466	596,104	2,870,199

Total assets	$46,540,899	$27,015,948	$15,414,265

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loans - banks	$7,684,387	$9,440,384	$4,063,608
Short-term loans - others	2,083,835	-	1,279,284
Current maturities of long-term loan	998,970	958,789	-
Notes payable	1,536,877	1,475,060	-
Accounts payable	16,958,259	2,807,624	391,117
Other payables and accrued liabilities	7,711	20,582	476
Other payables - related party	1,383,927	-	5,475
Customer deposits	540,713	106,516	30,101
Customer deposits - related party	3,841	-	-
Taxes payable	2,853,289	2,075,120	1,137,535
Total current liabilities	34,051,809	16,884,075	6,907,596

OTHER LIABILITIES
Long-term loan - noncurrent	-	-	978,276

Total liabilities	34,051,809	16,884,075	7,885,872

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares, $0.01 par value, 50,000,000 shares authorized, 20,000,000 shares issued and outstanding	200,000	200,000	200,000
Additional paid-in capital	4,655,943	4,655,943	4,371,674
Statutory reserves	777,494	562,210	299,489
Retained earnings	6,566,838	4,888,298	2,696,145
Accumulated other comprehensive income (loss)	288,815	(174,578)	(38,915)
Total shareholders' equity	12,489,090	10,131,873	7,528,393

Total liabilities and shareholders' equity	$46,540,899	$27,015,948	$15,414,265

The accompanying notes are an integral part of these consolidated financial statements.

F-3

CHINA XIANGTAI FOOD CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six Months Ended December 31,		For the Years Ended June 30,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)
REVENUES
Supermarket	$1,840,101	$3,360,394	$4,451,149	$7,836,968
Farmers' market	45,358,900	20,137,348	58,825,330	26,792,383
Total revenues	47,199,001	23,497,742	63,276,479	34,629,351

COST OF REVENUES
Supermarket	1,635,161	2,467,624	3,011,400	5,200,859
Farmers' market	41,635,642	18,929,288	55,198,004	24,476,853
Total cost of revenues	43,270,803	21,396,912	58,209,404	29,677,712

GROSS PROFIT	3,928,198	2,100,830	5,067,075	4,951,639

OPERATING EXPENSES:
Selling	407,857	430,862	854,643	1,359,022
General and administrative	296,809	186,156	515,596	655,667
Provision for doubtful accounts	304,745	148,765	175,317	207,892
Total operating expenses	1,009,411	765,783	1,545,556	2,222,581

INCOME FROM OPERATIONS	2,918,787	1,335,047	3,521,519	2,729,058

OTHER INCOME (EXPENSE)
Interest income	380,542	370,967	741,218	792,995
Interest expense	(705,326)	(361,663)	(667,748)	(542,494)
Other finance expenses	(118,254)	(207,608)	(266,155)	(70,492)
Other (expense) income, net	(9,565)	(2,945)	1,777	2,711
Total other (expense) income, net	(452,603)	(201,249)	(190,908)	182,720

INCOME BEFORE INCOME TAXES	2,466,184	1,133,798	3,330,611	2,911,778

PROVISION FOR INCOME TAXES	572,360	309,871	875,737	727,945

NET INCOME	1,893,824	823,927	2,454,874	2,183,833

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	463,393	(349,057)	(135,663)	(545,186)

COMPREHENSIVE INCOME	$2,357,217	$474,870	$2,319,211	$1,638,647

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	20,000,000	20,000,000	20,000,000	20,000,000

EARNINGS PER SHARE
Basic and diluted	$0.09	$0.04	$0.12	$0.11

The accompanying notes are an integral part of these consolidated financial statements.

F-4

CHINA XIANGTAI FOOD CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

						Accumulated
			Additional	Retained earnings		other
	Ordinary Shares		paid-in	Statutory		comprehensive
	Shares	Par Value	capital	reserves	Unrestricted	Income (loss)	Total
BALANCE, June 30, 2015	20,000,000	$200,000	$4,371,674	$81,106	$730,695	$506,271	$5,889,746
Net income	-	-	-	-	2,183,833	-	2,183,833
Statutory reserves	-	-	-	218,383	(218,383)	-	-
Foreign currency translation	-	-	-	-	-	(545,186)	(545,186)
BALANCE, June 30, 2016	20,000,000	200,000	4,371,674	299,489	2,696,145	(38,915)	7,528,393
Capital contribution	-	-	284,269	-	-	-	284,269
Net income	-	-	-	-	2,454,874	-	2,454,874
Statutory reserves	-	-	-	262,721	(262,721)	-	-
Foreign currency translation	-	-	-	-	-	(135,663)	(135,663)
BALANCE, June 30, 2017	20,000,000	200,000	4,655,943	562,210	4,888,298	(174,578)	10,131,873
Net income	-	-	-	-	1,893,824	-	1,893,824
Statutory reserves	-	-	-	215,284	(215,284)	-	-
Foreign currency translation	-	-	-	-		463,393	463,393
BALANCE, December 31, 2017 (Unaudited)	20,000,000	$200,000	$4,655,943	$777,494	$6,566,838	$288,815	$12,489,090

The accompanying notes are an integral part of these consolidated financial statements.

F-5

CHINA XIANGTAI FOOD CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended December 31,		For the Years Ended June 30,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,893,824	$823,927	$2,454,874	$2,183,833
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	264,897	276,202	531,625	588,673
Provision for doubtful accounts	304,745	148,765	175,317	207,892
Deferred tax benefit	(104,610)	(111,432)	(43,829)	(51,973)
Change in operating assets and liabilities
Accounts receivable	(19,095,907)	(2,804,156)	(8,778,203)	(1,704,572)
Accounts receivable - related party	16,852	(44,419)	(16,432)	-
Other receivables	(27,155)	(61,474)	73,744	510,159
Inventories	178,258	(535,352)	829,946	(362,008)
Prepayments	492,191	9,638	(471,910)	(2,809)
Loan receivables - interest	(376,991)	(370,967)	(735,200)	(752,296)
Accounts payable	13,751,361	2,530,305	2,413,550	(1,768,679)
Other payables and accrued liabilities	(13,459)	12,155	20,028	(341,648)
Customer deposits	421,109	180,436	76,673	25,452
Customer deposits - related party	3,764	-	-	-
Taxes payable	677,332	420,414	955,988	782,644
Net cash (used in) provided by operating activities	(1,613,789)	474,042	(2,513,829)	(685,332)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(40,592)	(11,781)	(11,674)	(204,149)
Net cash used in investing activities	(40,592)	(11,781)	(11,674)	(204,149)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments from (loans to) other receivables - related parties, net	2,103,946	(1,090,054)	(1,557,884)	(256,939)
Proceeds from (repayments of) other payables - related parties, net	1,356,155	(5,391)	(5,342)	(515,515)
Proceeds from capital contribution	-	-	286,361	-
Proceeds from short-term loans - banks	6,024,142	6,550,307	9,427,898	5,455,105
Repayments of short-term loans - banks	(8,132,591)	(4,001,319)	(3,994,374)	(5,999,418)
Proceeds from short-term loans - third parties	7,523,985	5,378,714	3,068,377	2,301,666
Repayments of short-term loans - third parties	(5,481,969)	(6,535,311)	(4,316,619)	(1,116,554)
Proceeds from long-term loan	-	-	-	1,010,867
Proceeds from notes payable	1,506,035	7,410	1,475,863	1,010,867
Repayments of notes payable	(1,506,035)	-	(7,343)	(2,410,529)
Change in restricted cash	(753,018)	-	-	-
Change in security deposits	482,473	(303,804)	(1,880,588)	(93,311)
Net cash provided by (used in) financing activities	3,123,123	552	2,496,349	(613,761)

EFFECT OF EXCHANGE RATE ON CASH	30,980	(15,369)	(1,164)	48,467

CHANGES IN CASH	1,499,722	447,444	(30,318)	(1,454,775)

CASH AND CASH EQUIVALENTS, beginning of period	21,530	51,848	51,848	1,506,623

CASH AND CASH EQUIVALENTS, end of period	$1,521,252	$499,292	$21,530	$51,848

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-	$-	$-
Cash paid for interest	$705,326	$361,663	$667,748	$542,494

The accompanying notes are an integral part of these consolidated financial statements.

F-6

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of business and organization

China Xiangtai Food Co., Ltd. (“Xiangtai Cayman” or the “Company”) is a holding company incorporated on January 23, 2018, under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of WVM Inc. (“Xiangtai BVI”). Xiangtai BVI is also a holding company holding all of the outstanding equity of CVS Limited, (“Xiangtai HK”). Xiangtai HK is also a holding company holding all of the outstanding equity of Chongqing Jinghuangtai Business Management Consulting Co., Ltd. (“Xiangtai WFOE”).

The Company, through its variable interest entity (“VIE”), Chongqin Penglin Food Co., Ltd. (“CQ Penglin”) and through its wholly owned subsidiary, Guang’an Yongpeng Food Co., Ltd. (“GA Yongpeng”), engages in slaughtering, processing, packing and selling various processed meat products. The Company’s headquarter is located in the city of Chongqing, a direct-controlled municipality of the People’s Republic of China (the “PRC” or “China”). All of the Company’s business activities are carried out by CQ Penglin and GA Yongpeng.

In May 2018, Xiangtai Cayman completed its reorganization of entities under the common control of one major shareholder, Zeshu Dai, who obtained 100% control of China Meitai Food Co., Ltd. (“China Meitai”), which has 65.28% ownership in Xiangtai Cayman, through an entrustment agreement with a third party prior to the reorganization, which the third party entrusted its voting power, personnel appointment power and other power related to operating and managing of China Meitai, and therefore effectively the control of Xiangtai Cayman, to Ms. Dai to the extent permitted by the laws of the British Virgin Islands.

Ms. Dai entered into a call option agreement with a third party who is currently the sole shareholder of China Meitai. Pursuant to the call option agreement, the third party granted Ms. Dai an option that upon the closing of the initial public offering of the Company, Ms. Dai can exercise control of 97.7% of the shares of China Meitai. Upon excising the option shares in China Meitai, Ms. Dai will indirectly own 63.80% shares of the Company through China Meitai.

Xiangtai Cayman, Xiangtai BVI and Xiangtai HK were established as the holding companies of Xiangtai WFOE. Xiangtai WFOE is the primary beneficiary of CQ Penglin and is the holding company of GA Yongpeng, and all of these entities included in Xiangtai Cayman are under common control of Ms. Dai and her immediate family members. As the 97.7% major shareholder in China Meitai, upon exercising the option shares, who collectively owns 94.4% of CQ Penglin and 100% of GA Yongpeng prior to the reorganization, causing the consolidation of CQ Penglin and GA Yongpeng which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Xiangtai Cayman.

The accompanying consolidated financial statements reflect the activities of Xiangtai Cayman and each of the following entities:

Name	Background	Ownership
Xiangtai BVI	· A British Virgin Islands company · Incorporated on February 11, 2015	100%
Xiangtai HK	· A Hong Kong company · Incorporated on March 4, 2015	100% owned by Xiangtai BVI
Xiangtai WFOE	· A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) · Incorporated on September 1, 2017 · Registered capital of USD 100,000	100% owned by Xiangtai HK
CQ Penglin

·       A PRC limited liability company

·       Incorporated on November 1, 2005

·       Registered capital of $1,737,545 (RMB 11,650,000)

·       Slaughtering, processing, packing, and selling various processed meat products.

VIE of Xiangtai WFOE
GA Yongpeng	· A PRC limited liability company · Incorporated on June 4, 2008 · Registered capital of $2,928,885 (RMB 20,000,000) · Slaughtering, processing, packing and selling various processed meat products.	100% owned by Xiangtai WFOE

F-7

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contractual Arrangements

CQ Penglin’s PRC business license includes business activities of marketing survey service in the livestock industry and it is being included as social survey category, which is within the business category in which foreign investment is restricted pursuant to the current PRC regulations. As such, CQ Penglin is controlled through contractual agreements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements consist of a series of five agreements (collectively the “Contractual Arrangements”). The significant terms of the Contractual Agreements are as follows:

Technical Consultation and Services Agreement

Pursuant to the technical consultation and services agreement between Xiangtai WFOE and CQ Penglin, as amended, Xiangtai WFOE is engaged as exclusive provider of management consulting services to CQ Penglin. For such services, CQ Penglin agree to pay service fees determined based on all of their net income to Xiangtai WFOE or Xiangtai WFOE has obligation to absorb all of the losses of CQ Penglin.

The technical consultation and services agreement, as amended, remains in effect for 30 years until October 8, 2047. The agreement can be extended only if Xiangtai WFOE gives its written consent of extension of the agreement before the expiration of the agreement and CQ Penglin then may extend without reservation.

Business Cooperation Agreement

Pursuant to the business cooperation agreement between Xiangtai WFOE and CQ Penglin, as amended, Xiangtai WFOE has the exclusive right to provide CQ Penglin with technical support, business support and related consulting services, including but not limited to technical services, business consultations, equipment or property leasing, marketing consultancy, system integration, product research and development, and system maintenance. In exchange, Xiangtai WFOE is entitled to a service fee that equals to all of the net income of CQ Penglin determined by U.S. GAAP. The service fees may be adjusted based on the services rendered by Xiangtai WFOE in that month and the operational needs of CQ Penglin.

The business cooperation agreement, as amended, remains in effect unless Xiangtai WFOE commits gross negligence, or a fraudulent act, against CQ Penglin. Nevertheless, Xiangtai WFOE shall have the right to terminate this agreement upon giving 30 days’ prior written notice to CQ Penglin at any time.

Equity Option Agreements

Pursuant to the equity option agreements, as amended, among the shareholders who collectively owned all of CQ Penglin and Xiangtai WFOE, CQ Penglin These shareholders jointly and severally grant Xiangtai WFOE an option to purchase their equity interests in CQ Penglin. The purchase price shall be the lowest price then permitted under applicable PRC laws. If the purchase price is greater than the registered capital of CQ Penglin, these shareholders of CQ Penglin are required to immediately return any amount in excess of the registered capital to Xiangtai WFOE or its designee of Xiangtai WFOE. Xiangtai WOFE may exercise such option at any time until it has acquired all equity interests of CQ Penglin, and may transfer the option to any third party. The agreements will terminate at the date on which all of these shareholders’ equity interests of CQ Penglin has been transferred to Xiangtai WFOE or its designee.

Equity Pledge Agreements

Pursuant to the equity pledge agreements, as amended, among the shareholders who collectively owned all of CQ Penglin, pledge all of the equity interests in CQ Penglin to Xiangtai WFOE as collateral to secure the obligations of CQ Penglin under the exclusive consulting services and operating agreement. These shareholders may not transfer or assign transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Xiangtai WFOE’s interests, without Xiangtai WFOE’s prior approval. In the event of default, Xiangtai WFOE as the pledgee will be entitled to certain rights and entitlements, including the priority in receiving payments by the evaluation or proceeds from the auction or sale of whole or part of the pledged equity interests of CQ Penglin. The agreement will terminate at the date these shareholders have transferred all of their pledged equity interests pursuant to the equity option agreement.

F-8

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Voting Rights Proxy and Financial Supporting Agreements

Pursuant to the voting rights proxy and financial supporting agreements, as amended, the shareholders of CQ Penglin give Xiangtai WFOE an irrevocable proxy to act on their behalf on all matters pertaining to CQ Penglin and to exercise all of their rights as shareholders of CQ Penglin, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of their equity interests in CQ Penglin. In consideration of such granted rights, Xiangtai WFOE agrees to provide the necessary financial support to CQ Penglin whether or not CQ Penglin incurs loss, and agrees not to request repayment if CQ Penglin is unable to do so. The agreements shall remain in effect for 30 years until October 8, 2047.

Based on the foregoing contractual arrangements, which grant Xiangtai WFOE effective control of CQ Penglin, obligate Xiangtai WFOE to absorb all of the risk of loss from their activities, and enable Xiangtai WFOE to receive all of their expected residual returns, , the Company accounts for CQ Penglin as a VIE. Accordingly, the Company consolidates the accounts of CQ Penglin for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its VIE. All intercompany transactions and balances are eliminated upon consolidation.

Enterprise wide disclosure

The Company’s chief operating decision-makers (i.e. chief executive officer and her direct reports) review financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by business lines (supermarket and farmers’ market revenues) for purposes of allocating resources and evaluating financial performance. There are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. Based on qualitative and quantitative criteria established by Accounting Standards Codification (“ASC”) 280, “Segment Reporting”, the Company considers itself to be operating within one reportable segment.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of plant and equipment, impairment of long-lived assets, allowance for doubtful accounts, allowance for deferred tax assets and inventory allowance. Actual results could differ from these estimates.

F-9

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statement of income accounts are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $288,815, $(174,578) and $(38,915) as of December 31, 2017, June 30, 2017 and June 30, 2016, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2017, June 30, 2017 and June 30, 2016 were translated at 6.51 RMB, 6.78 RMB, and 6.64 RMB to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the six months ended December 31, 2017 and 2016 were 6.64 RMB and 6.75 RMB to $1.00, respectively. The average translation rates applied to statement of income accounts for the years ended June 30, 2017 and 2016 were 6.81 RMB and 6.43 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

The PRC government imposes significant exchange restrictions on fund transfers out of the PRC that are not related to business operations. These restrictions have not had a material impact on the Company because it has not engaged in any significant transactions that are subject to the restrictions.

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

Restricted cash

Restricted cash consisted of collateral representing cash deposits for notes payable.

Accounts receivable

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 30 days. In establishing the required allowance for doubtful accounts, management considers historical experience, aging of the receivables, the economic environment, trends in the food industry and the credit history and relationships with the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Other receivables

Other receivables primarily include advances to employees, amounts due from unrelated entities, VAT tax refunds and other deposits. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2017, June 30, 2017 and June 30, 2016, allowance for the doubtful accounts were $50,871, $48,824 and $49,817, respectively.

Inventories

Inventories are comprised of finished goods and are stated at the lower of cost or net realizable value using the weighted average method. Management reviews inventories for obsolescence and cost in excess of net realizable value at least annually and records a reserve against the inventory when the carrying value exceeds net realizable value.

F-10

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Prepayments

Prepayments are cash deposited or advanced to services providers for future inventory purchases or future services. This amount is refundable and bears no interest.

Security deposits

Security deposits are cash deposited to services providers who assisted the Company as a third party guarantor in the Company’s bank loans and notes payable. These amounts are non-interest bearing and refundable upon the repayments of the loans or notes payable.

Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with a 5% residual value. The estimated useful lives are as follows:

Useful Life
Building	10-20 years
Electronic devices	5-10 years
Automobile	5-10 years
Office equipment	5 years

The cost and related accumulated depreciation and amortization of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets

Intangible assets are stated at cost, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful lives of the assets. All land in the PRC is owned by the government; however, the government grants “land use rights.” The Company has obtained rights to use various parcels of land for 50 years. The Company amortizes the cost of the land use rights over their useful life using the straight-line method.

Impairment for long-lived assets

Long-lived assets, including plant and equipment and intangible with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2017, June 30, 2017 and June 30, 2016, no impairment of long-lived assets was recognized.

F-11

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest. Loans receivable and the related accrued interest in the consolidated balance sheets at carrying value, which approximates fair value as the negotiated interest rates were indicative of the loan recipient’s financial condition and the rates the recipient could have obtained from an advance of another loan provider.

Revenue recognition

Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured.

Revenues are recognized at the date of goods delivered and title passed to customers or agents, when a formal arrangement exists, the price is fixed or determinable, the Company has no other significant obligations and collectability is reasonably assured. The Company’s revenues come from two channels: supermarkets and farmers’ markets. The products sold in supermarkets are processed meat products and they sold in the PRC are subject to a Chinese value-added tax (“VAT”). The products sold at farmers’ markets are fresh killed hog and hog’s byproducts. These products sold in the PRC are not subject to a Chinese VAT. VAT taxes are presented as a reduction of revenue.

Cost of revenues

Cost of revenues comprised of cost of raw materials and cost of processing and overhead expenses on sold products.

Shipping and handling

Shipping and handling costs are expensed as incurred and included in selling expenses.

Advertising costs

Advertising costs amounted to $2,564 and $2,651 for the six months ended December 31, 2017 and 2016, respectively. Advertising costs amounted to $10,452 and $67,079 for the years ended June 30, 2017 and 2016, respectively. Advertising costs are expensed as incurred and included in selling expenses.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

F-12

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred taxes is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2015 to 2017 are subject to examination by any applicable tax authorities.

Earnings per share

Basic earnings per share are computed by dividing income available to ordinary shareholders by the weighted average ordinary shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2017, there were no dilutive shares.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $27,980 and $28,866 for the six months ended December 31, 2017 and 2016, respectively. Total expenses for the plans were $51,801 and $70,597 for the years ended June 30, 2017 and 2016, respectively.

Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 was effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), which means it will be effective for the Company’s fiscal year beginning January 1, 2018. In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes. In December 2016, the FASB further issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”), which makes minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments are intended to address implementation and provide additional practical expedients to reduce the cost and complexity of applying the new revenue standard. These amendments have the same effective date as the new revenue standard. Preliminarily, the Company plans to adopt Topic 606 in the during the quarter ended September 30, 2018 using the retrospective transition method, and is continuing to evaluate the impact of its pending adoption of Topic 606 will have on its consolidated financial statements.  The Company’s current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASU 2014-09.  While no significant impact is expected upon adoption of the new guidance, the Company will not be able to make that determination until the time of adoption based upon outstanding contracts at that time.

F-13

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes. The update requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The update applies to all entities that present a classified statement of financial position. For public business entities, the ASU was effective for consolidated financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the ASU was effective for consolidated financial statements issued for annual periods beginning after December 15, 2017, and interim periods with annual periods beginning after December 15, 2018. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The Company has elected to early adopt the ASU on July 1, 2015 on a retrospectively basis, and its effects are reflected in the Company’s consolidated financial statements as of June 30, 2016 and 2017.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The update requires equity investments (except those accounted for under the equity method or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. It eliminated the requirement for public entities to disclose the method(s) and significant assumptions used to estimate the fair value that is require to be disclosed for financial instruments measured at amortized cost on the balance sheet. For public entities, the ASU is effective for the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management plans to adopt this ASU during the quarter ending September 2018. Management does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In August 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4) Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. Management plans to adopt this ASU during the quarter ending September 2018. Management does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

F-14

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In October 2016, the FASB issued ASU No. 2016-17, Consolidation (Topic 810): Interests held through related parties that are under common control. The amendments in this ASU require that the reporting entity, in determining whether it satisfies the second characteristic of a primary beneficiary, to include all of its direct variable interests in a VIE and, on a proportionate basis, its indirect variable interests in a VIE held through related parties, including related parties that are under common control with the reporting entity. The amendments were effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments in this ASU were effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption was permitted, including adoption in an interim period. Management plans adopted this ASU during the quarter ending September 2017.

In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows: Restricted Cash". The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management plans to adopt this ASU during the quarter ending September 2018. Management believes that the adoption of this ASU on the Company’s statement of cash flows will increase cash and cash equivalents by the amount of the restricted cash, if any, on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the definition of a business. The amendments in this ASU is to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The amendments were effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Management plans adopted this ASU during the quarter ending September 2017.

In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements and provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. For all entities, this ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. Management plans to adopt this ASU during the quarter ending September 2018. The adoption of this ASU would not have a material effect on the Company’s consolidated financial statements.

In July 2017, the FASB Issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815). The amendments in Part I of the Update change the reclassification analysis of certain equity-lined financial instruments (or embedded features) with down round features. The amendments in Part II of this Update re-characterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. For public business entities, the amendments in Part I of this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments in Part I of this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect. Management plans to adopt this ASU during the quarter ending September 2019. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements

F-15

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In September 2017, the FASB issued ASU 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842). This Accounting Standards Update adds SEC paragraphs pursuant to an SEC Staff Announcement made at the July 20, 2017 Emerging Issues Task Force meeting. Management plans to adopt this ASU during the year ending December 2019. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In November 2017, the FASB issued ASU 2017-14, Income Statement-Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606). This Accounting Standards Update supersedes various SEC paragraphs and amends an SEC paragraphs pursuant to the issuance of Staff Accounting Bulletin No. 116 and SEC Release No.33-10403. Management plans to adopt this ASU during the year ending December 2019. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement – Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 – Variable interest entity (“VIE”)

On October 9, 2017, Xiangtai WFOE entered into Contractual Arrangements with CQ Penglin and its shareholders who collectively owns 96.9% of CQ Penglin. On February 24, 2018, Taizhou Qisi Ruilin Investment Management, LLP, a former Shareholder of CQ Penglin, transferred its 3.1% equity interest in CQ Penglin to four individual owners, Xiaojun Zheng, Yan Liao, Xiaolin Cao and Xinxin Shao (“Participating Shareholders”). As a result, Xiangtai WFOE, CQ Penglin, and the Participating Shareholders amended the Contractual Arrangements and the equity interest of CQ Penglin Participating Shareholders increased from 96.9% to 100% in the Contractual Arrangements. The significant terms of these Contractual Arrangements are summarized in “Note 1 - Nature of business and organization” above. As a result, the Company classifies CQ Penglin as VIE.

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Xiangtai WFOE is deemed to have a controlling financial interest and be the primary beneficiary of CQ Penglin because it has both of the following characteristics:

(1)	The power to direct activities at CQ Penglin that most significantly impact such entity’s economic performance, and

(2)	The obligation to absorb losses of, and the right to receive benefits from CQ Penglin that could potentially be significant to such entity.

Pursuant to the Contractual Arrangements, CQ Penglin pays service fees equal to all of its net income to Xiangtai WFOE. At the same time, Xiangtai WFOE is obligated to absorb all of CQ Penglin’s losses. The Contractual Arrangements are designed so that CQ Penglin operate for the benefit of Xiangtai WFOE and ultimately, the Company.

F-16

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accordingly, the accounts of CQ Penglin is consolidated in the accompanying financial statements. In addition, its financial positions and results of operations are included in the Company’s financial statements.

The carrying amount of the VIE’s consolidated assets and liabilities are as follows:

	December 31, 2017	June 30, 2017	June 30, 2016
	(Unaudited)
Current assets	$40,395,979	$21,416,538	$8,237,034
Property and equipment, net	1,134,860	1,161,101	1,347,376
Other noncurrent assets	280,312	266,300	2,525,726
Total assets	41,811,151	22,843,939	12,110,136
Total liabilities	(33,338,600)	(16,686,464)	(8,813,544)
Net assets	$8,472,551	$6,157,475	$3,296,592

	December 31, 2017	June 30, 2017	June 30, 2016
	(Unaudited)
Current liabilities:
Short-term loans - banks	$7,684,387	$9,440,384	$4,063,608
Short-term loans - others	1,934,755	-	1,279,284
Current maturities of long-term loan	998,970	958,789	-
Notes payable	1,536,877	1,475,060	-
Accounts payable	14,009,967	546,125	367,686
Other payables and accrued liabilities	1,383	14,509	476
Other payable – related party	941,937	-	5,475
Intercompany payables	3,724,532	2,509,849	1,358,344
Customer deposits	107,151	102,841	30,101
Taxes payable	2,398,641	1,638,907	730,294
Total current liabilities	33,338,600	16,686,464	7,835,268

Other liabilities
Long-term loan - noncurrent	-	-	978,276
Total liabilities	$33,338,600	$16,686,464	$8,813,544

The summarized operating results of the VIE’s are as follows:

	For the six months ended December 31, 2017	For the six months ended December 31, 2016	For the year ended June 30, 2017	For the year ended June 30, 2016
	(Unaudited)	(Unaudited)
Operating revenues	$45,180,065	$22,957,031	$60,944,017	$34,612,569
Gross profit	$3,845,832	$2,174,574	$5,146,692	$3,869,432
Income from operations	$3,141,239	$1,439,317	$3,694,021	$1,759,038
Net income	$2,015,753	$929,611	$2,627,212	$1,454,148

Note 4 – Accounts receivable, net

Accounts receivable, net consist of the following:

F-17

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2017	June 30, 2017	June 30, 2016
	(Unaudited)
Accounts receivable	$33,917,750	$13,850,335	$5,135,332
Allowance for doubtful accounts	(1,044,077)	(703,604)	(538,227)
Total accounts receivable, net	$32,873,673	$13,146,731	$4,597,105

Movements of allowance for doubtful accounts are as follows:

	December 31, 2017	June 30, 2017	June 30, 2016
	(Unaudited)
Beginning balance	$703,604	$538,227	$420,774
Addition	304,745	175,317	156,415
Write off	-	-	-
Exchange rate effect	35,728	(9,940)	(38,962)
Ending balance	$1,044,077	$703,604	$538,227

Note 5 – Plant and equipment, net

Plant and equipment consist of the following:

	December 31, 2017	June 30, 2017	June 30, 2016
	(Unaudited)
Buildings	$3,684,623	$3,536,417	$3,608,294
Automobile	89,605	86,001	82,217
Electronic devices	3,729,920	3,541,686	3,607,237
Office equipment	35,992	32,994	33,665
Subtotal	7,540,140	7,197,098	7,331,413
Less: accumulated depreciation	(3,289,689)	(2,904,035)	(2,430,692)
Total	$4,250,451	$4,293,063	$4,900,721

Depreciation expense for the six months ended December 31, 2017 and 2016 amounted to $258,653 and $270,058, respectively. Depreciation expense for the years ended June 30, 2017 and 2016 amounted to $519,448 and $575,777, respectively.

Note 6 – Intangible assets, net

Intangible assets consist of the following:

	December 31, 2017	June 30, 2017	June 30, 2016
	(Unaudited)
Land use rights	$637,189	$611,560	$623,990
Less: accumulated amortization	(129,726)	(118,393)	(108,319)
Net intangible assets	$507,463	$493,167	$515,671

Amortization expense for the six months ended December 31, 2017 and 2016 amounted to $6,244 and $6,144, respectively. Amortization expense for the years ended June 30, 2017 and 2016 amounted to $12,177 and $12,896, respectively.

The estimated amortization is as follows:

F-18

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Twelve months ending December 31,	Estimated amortization expense

2018	$12,488
2019	12,488
2020	12,488
2021	12,488
2022	12,488
Thereafter	445,023
Total	$507,463

Note 7 – Loan receivables

On August 27, 2014, the Company loaned RMB 8 million ($1,229,502 at December 31, 2017) to Hunan Huade Food Co., Ltd. (“Hunan Huade”) for a period of six months. Hunan Huade was unable to repay the loan and interest when the loan was due. On November 1, 2015, the Company and Hunan Huade entered into an amended loan contract due on June 30, 2018, and the total amount of prior loan principal and interest, which is RMB 11.92 million ($1,831,958 at December 31, 2017), became the new loan principal. The annual interest rate is 42%. As of December 31, 2017, June 30, 2017 and June 30, 2016, the total loan receivable from Hunan Huade was $3,499,040, $2,989,062 and $2,296,330, respectively. During the six months ended December 31, 2017 and 2016, the interest income from the loan was $376,991 and $370,967, respectively. During the years ended June 30, 2017 and 2016, the interest income from the loan was $735,200 and $752,296, respectively. The loan is guaranteed by two parcels of industrial land of Hunan Huade with market value in excess of the loan balance at December 31, 2017.

Note 8 – Related party transactions and balances

Related party transactions

a.	Revenues – related parties:

Name of related party	Relationship	For the Six Months Ended December 31, 2017	For the Six Months Ended December 31, 2016	For the Year Ended June 30, 2017	For the Year Ended June 30, 2016
		(Unaudited)	(Unaudited)
Chongqing Mingwen Food Co., Ltd. (“CQ Mingwen”)	President is the daughter-in-law of the Company’s Chief Executive Officer (“CEO”)	$35,360	$39,309	$66,525	$-
Chongqing Pengmei Supermarket Co., Ltd (“CQ Pengmei”)	Indirectly owned by CEO and CEO's husband	85,529	-	-	-
		$120,889	$39,309	$66,525	$-

Related party balances

a.	Accounts receivable – related party:

Name of related party	Relationship	December 31, 2017	June 30, 2017	June 30, 2016
		(Unaudited)
CQ Mingwen	Significantly influenced by Penglin	$-	$16,505	$-

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CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.	Customer deposits – related parties:

Name of related party	Relationship	December 31, 2017	June 30, 2017	June 30, 2016
		(Unaudited)
CQ Mingwen	Significantly influenced by Penglin	$2,073	$-	$-
CQ Pengmei	Significantly influenced by Penglin	1,768	-	-
		$3,841	$-	$-

c.	Other receivables – related parties:

Other receivables - related parties are those nontrade receivables arising from transactions between the Company and certain related parties, such as loans to these related parties. These loans are unsecured, non-interest bearing and due on demand.

Name of related party	Relationship	December 31, 2017		June 30, 2017	June 30, 2016
		(Unaudited)
CQ Mingwen	Significantly influenced by Penglin	$-		$543,714	$308,044
Chongqing Penglin Food Co., Ltd. First Company*	Common control under CEO	-		-	151
Zeshu Dai	CEO	-		1,532,775	210,178
Mingyu Wang	Relative of CEO	-		-	31,606
Penglin Wang	Child of CEO	1,018,745	(1)	961,952	953,591
		$1,018,745		$3,038,441	$1,503,570

*	The Company was dissolved in June 2017.

(1)	These balances have been repaid or settled as of the date of this report.

d.	Other payables – related parties:

Other payables – related parties are those nontrade payables arising from transactions between the Company and certain related parties, such as advanced made by the related party on behalf of the Company. This advance is unsecured and non-interest bearing. Current payables are due on demand.

Name of related party	Relationship	December 31, 2017	June 30, 2017	June 30, 2016
		(Unaudited)
Xia Wang	Chief Financial Officer	$814	$-	$5,475
Zeshu Dai	CEO	441,990	-	-
CQ Mingwen	Significantly influenced by Penglin	799,170	-	-
CQ Pengmei	Significantly influenced by Penglin	141,953	-	-
		$1,383,927	$-	$5,475

Note 9 – Credit Facilities

Short term loans – banks

Outstanding balances on short-term bank loans consisted of the following:

F-20

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Short term loans	Maturities	Weighted average interest rate	Collateral/Guarantee	December 31, 2017	June 30, 2017	June 30, 2016
				(Unaudited)
Agricultural Bank Yuzhong Branch	July 13, 2016	6.31%	Land use rights of GA Yongpeng	$-	$-	$903,024
Industrial Bank Chongqing Branch	July 29, 2016	6.79%	Guaranteed by the CEO and certain members of the family and affiliate	-	-	2,558,568
Industrial Bank Chongqing Branch	July 14, 2017	5.66%	Guaranteed by the CEO and certain members of the family and affiliate	-	2,950,120	-
Bank of Chongqing	November 17, 2015	8.40%	Guaranteed by the CEO and certain members of the family and affiliate	-	-	602,016
Bank of Chongqing	December 2, 2017	5.70%	Guaranteed by the CEO and certain members of the family and affiliate	-	590,024	-
Shanghai Pudong Development (“SPD”) Bank Chongqing Nanbing Road Branch	March 24, 2018 (Renewed in March 2018 and to be due on March 24, 2019)	6.09%	Security deposit of $115,637 and guaranteed by the CEO and certain members of the family and affiliate	1,536,877	1,475,060	-
Chongqing Rural Commercial Bank	September 13, 2018	6.74%	Security deposits of $153,688 and guaranteed by the CEO and certain members of the family and affiliate	3,073,755	2,950,120	-
Shanghai Bank	January 2, 2018 (Renewed in January 2018 and to be due on January 2, 2019)	12.0%	Security deposits of $1,383,190 and guaranteed by the CEO and certain members of the family and affiliate	3,073,755	1,475,060	-
Total				$7,684,387	$9,440,384	$4,063,608

F-21

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Short term loans – others

Outstanding balances of short term third-party loans consisted of the following:

Short term loans	Maturities	Weighted average interest rate	Collateral/Guarantee	December 31, 2017	June 30, 2017	June 30, 2016
				(Unaudited)
Chongqing Rechengyi Commercial Co., Ltd	July 14, 2016	108.0%	None	$-	$-	$1,053,528
Shenzhen Xin’an Financial Co., Ltd	September 30, 2016	35.0%	None	-	-	45,151
Chongqing Shangxinbao Factoring Co., Ltd	June 15, 2016 and August 9, 2016	15.0%	Guaranteed by accounts receivable from CQ Mingwen	-	-	180,605
Sichuan Toucu Financial Information Services Co., Ltd	Due between May 2018 and June 2018 (Repaid $319,409 in May 2018 and borrowed additional loan of $153,688 in May 2018 and to be due in November 2018)	9.0%	None	470,114	-	-
Chongqing Puluosi Small Mortgage Co., Ltd.	November 12, 2018	12.0%	Guaranteed by the CEO and certain members of the family and affiliate	1,536,877	-	-
Congqing Zhouyang Shipping Co., Ltd	December 28, 2018	18.0%	None	76,844	-	-
Total				$2,083,835	$-	$1,279,284

Long term loan

Outstanding balances of long term third-party loan consisted of the following:

Long term loans	Maturities	Weighted average interest rate	Collateral/Guarantee	December 31, 2017	June 30, 2017	June 30, 2016
				(Unaudited)
Shenzhen Xin’an Financial Co., Ltd	June 14, 2018	9.0%	Building owned by the Company’s CEO	$998,970	$958,789	$978,276

Interest expense pertaining to the above loans for the six months ended December 31, 2017 and 2016 amounted to $667,525 and $361,663, respectively. Interest expense pertaining to the above loans for the years ended June 30, 2017 and 2016 amounted to $632,160 and $542,494, respectively.

Note payable

On April 10, 2017, the Company obtained a bank note $1,475,060 (RMB 10,000,000) from SPD Bank Chongqing Branch, which matured on October 10, 2017 with an annual interest rate of approximately 7%. The Company repaid the note and obtained another bank note for the same amount in October 2017, which matures on April 10, 2018 with annual interest rate of approximately 5%. The notes payable were repaid in April 2018.

Long term loans	Maturities	Weighted average interest rate	Collateral/Guarantee	December 31, 2017	June 30, 2017	June 30, 2016
				(Unaudited)
SPD Bank Chongqing Branch	April 10, 2018 (repaid in April 2018)	5.0%	Guaranteed by the certain member of the family	$1,536,877	$1,475,060	$-

F-22

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest expense pertaining to the note for the six months ended December 31, 2017 amounted to $37,801. Interest expense pertaining to the note for the year ended June 30, 2017 amounted to $35,588.

Note 10 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Xiangtai BVI is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Xiangtai HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Xiangtai HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Xiangtai WFOE, CQ Penglin and GA Yongpeng are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments.

Significant components of the provision for income taxes are as follows:

	For the six months ended December 31, 2017	For the six months ended December 31, 2016	For the year ended June 30, 2017	For the year ended June 30, 2016
	(Unaudited)	(Unaudited)
Current	$676,970	$421,303	$918,760	$778,242
Deferred	(104,610)	(111,432)	(43,023)	(50,297)
Total provision for income taxes	$572,360	$309,871	$875,737	$727,945

The following table reconciles China statutory rates to the Company’s effective tax rate:

F-23

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the six months ended December 31, 2017	For the six months ended December 31, 2016	June 30, 2017	June 30, 2016
	(Unaudited)	(Unaudited)
China income tax rate	25.0%	25.0%	25.0%	25.0%
Change in valuation allowance	(1.8%)	2.3%	1.3%	0.0%
Effective tax rate	23.2%	27.3%	26.3%	25.0%

Deferred tax assets – China

Significant components of deferred tax assets were as follows:

	December 31, 2017	June 30, 2017	June 30, 2016
	(Unaudited)
Net operating losses (“NOL”) carried forward	$29,006	$43,084	$-
Bad debt allowance	174,977	93,320	50,297
Valuation allowance	-	(43,084)	-
Deferred tax assets, net	$203,983	$93,320	$50,297

Net operating losses carried forward

According to Chinese tax regulations, net operating losses can be carried forward to offset taxable income for the next five years. During the year ended June 30, 2017, GA Yongpeng incurred net operating losses of approximately $172,000 and recognized approximately $43,000 deferred tax assets in relation to the net operating losses carryforward, which the Company has provided 100% allowance at June 30, 2017. During the six months ended December 31, 2017, GA Yongpeng had taxable income of approximately $63,000, which utilized approximately $16,000 of deferred tax assets. As of December 31, 2017, net operating loss carryforward was approximately $114,000. As GA Yongpeng began to generating profit and the Company is expected to utilize such deferred tax assets and 100% of the valuation allowance account was reversed at December 31, 2017.

Bad debt allowance

Bad debt allowance must be approved by the Chinese tax authority prior to being deducted as an expense item on the tax return.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2017, June 30, 2017 and June 30, 2016, the Company did not have any significant unrecognized uncertain tax positions.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT at a rate of 6% of the gross proceed or at a rate approved by the Chinese local government.

All of the Company’s products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 0%, 11%, 13% or 17% of the gross sales price depending on how much processing was added by the Company to each kind of products or at a rate approved by the Chinese local government. This VAT may be offset by the VAT paid by the Company on raw materials and other materials included in the cost of producing the finished product.

Taxes payable consisted of the following:

	December 31, 2017	June 30, 2017	June 30, 2016
	(Unaudited)
VAT taxes payable	$4,557	$4,019	$4,029
Income taxes payable	2,810,689	2,034,588	1,133,506
Other taxes payable	38,043	36,513	-
Totals	$2,853,289	$2,075,120	$1,137,535

F-24

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash (including restricted cash). As of December 31, 2017, June 30, 2017 and June 30, 2016, $2,288,252, $21,460 and $18,298 were deposited with financial institutions located in the PRC, respectively. These balances are not covered by insurance. While management believes that these financial institutions and third party fund holder are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from its accounts receivable, other receivables – related parties, and loan receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customer concentration risk

For the six months ended December 31, 2017, one customer accounted for 16.4% of the Company’s total revenues. For the six months ended December 31, 2016, one customers accounted for 77.4% of the Company’s total revenues. As of December 31, 2017, one customer accounted for 28.3% of the total balance of accounts receivable. As of December 31, 2016, one customers accounted for 75.7% of the total balance of accounts receivable.

For the year ended June 30, 2017, one customer accounted for 79.1% of the Company’s total revenues. For the year ended June 30, 2016, two customers accounted for 21.5% and 13.7% of the Company’s total revenues. As of June 30, 2017, one customer accounted for 81.6% of the total balance of accounts receivable. As of June 30, 2016, three customers accounted for 60.5%, 15.6% and 10.6% of the total balance of accounts receivable.

Vendor concentration risk

For the six months ended December 31, 2017, three vendors accounted for 34.0%, 29.7% and 26.7% of the Company’s total purchases. For the six months ended December 31, 2016, two vendors accounted for 45.0% and 29.4% of the Company’s total purchases. As of December 31, 2017, three vendors accounted for 34.3%, 30.3% and 27.5% of the total balance of accounts payable. As of December 31, 2016, three vendors accounted for 35.8%, 23.4% and 15.8% of the total balance of accounts payable.

For the year ended June 30, 2017, three vendors accounted for 51.3%, 22.2% and 13.3% of the Company’s total purchases. For the year ended June 30, 2016, one vendor accounted for 76.5% of the Company’s total purchases. As of June 30, 2017, one vendor accounted for 79.7% of the total balance of accounts payable. As of June 30, 2016, three vendors accounted for 17.9%, 14.9% and 12.5% of the total balance of accounts payable.

Note 12 – Equity

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Xiangtai WFOE, CQ Penglin and GA Yongpeng only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Xiangtai WFOE, CQ Penglin and GA Yongpeng.

F-25

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Xiangtai WFOE, CQ Penglin and GA Yongpeng are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Xiangtai WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. CQ Penglin and GA Yongpeng may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As of December 31, 2017, June 30, 2017 and June 30, 2016, Xiangtai WFOE, CQ Penglin and GA Yongpeng collectively attributed $777,494, $562,210 and $299,489 of retained earnings for their statutory reserves, respectively.

As a result of the foregoing restrictions, Xiangtai WFOE, CQ Penglin and GA Yongpeng are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Xiangtai WFOE, CQ Penglin and GA Yongpeng from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2017, June 30, 2017 and June 30, 2016, amounts restricted are the net assets of Xiangtai WFOE, CQ Penglin and GA Yongpeng, which amounted to $12,489,090, $10,131,873 and $7,528,393, respectively.

Capital contribution

On May 26, 2017, the Company’s shareholders have contributed $284,269 into the Company as an additional capital to fund for certain professional expenses of the Company.

Note 13 – Commitments and contingencies

Lease commitments

The Company has entered into six non-cancellable operating lease agreements for two processing plants, one office space and three employee housing expiring in July 2020. The Company’s commitment for approximated minimum lease payment under these operating leases as of December 31, 2017 for the next three years is as follow:

Twelve months ending December 31,	Minimum lease payment
2018	$42,000
2019	19,000
2020	10,000
Total minimum payments required	$71,000

Rent expense (including amounts in cost of goods sold) for the six months ended December 31, 2017 and 2016 was $34,538 and $33,361, respectively. Rent expense (including amounts in cost of goods sold) for the years ended June 30, 2017 and 2016 was $88,368 and $111,331, respectively.

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

F-26

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of Xiangtai WFOE and the VIE are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the Contractual Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the Contractual Arrangements is remote based on current facts and circumstances.

Note 14 – Subsequent events

The Company evaluated all events and transactions that occurred after December 31, 2017 up through the date the Company issued these audited consolidated financial statements on June 13, 2018.

On March 31, 2018, the Company entered into a Securities Purchase Agreement with a limited liability partnership (the “Purchasers”), an unrelated third party, pursuant to which the Company sold to this company in a private placement 375,000 shares of the Company’s ordinary shares, par value $0.01 per share, at a purchase price of $2.00 per share for an aggregate offering price of $750,000. The Purchasers has a redemption right of the ordinary shares at the original purchase value plus 5% annual interest if the Company is unable to be publicly listed in the U.S. stock exchange market by April 9, 2019.

Note 15 – Condensed financial information of the parent company

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the Company for the periods presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2017, June 30, 2017 and June 30, 2016.

PARENT COMPANY BALANCE SHEETS

	December 31, 2017	June 30, 2017	June 30, 2016
	(Unaudited)
ASSETS
OTHER ASSETS
Investment in subsidiary	$12,489,090	$10,131,873	$7,528,393

Total assets	$12,489,090	$10,131,873	$7,528,393

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	$-	$-	$-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares, $0.01 par value, 50,000,000 shares authorized, 20,000,000 share issued and outstanding as of December 31, 2017, June 30, 2017 and June 30, 2016, respectively	200,000	200,000	200,000
Additional paid-in capital	4,655,943	4,655,943	4,371,674
Statutory reserves	777,494	562,210	299,489
Retained earnings	6,566,838	4,888,298	2,696,145
Accumulated other comprehensive income (loss)	288,815	(174,578)	(38,915)
Total shareholders' equity	12,489,090	10,131,873	7,528,393

Total liabilities and shareholders' equity	$12,489,090	$10,131,873	$7,528,393

F-27

CHINA XIANGTAI FOOD CO. LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six Months Ended December 31,		For the Years Ended June 30,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)
EQUITY INCOME OF SUBSIDIARY	$1,893,824	823,927	$2,454,874	$2,183,833

NET INCOME	1,893,824	823,927	2,454,874	2,183,833
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	463,394	(349,057)	(135,663)	(545,186)
COMPREHENSIVE INCOME	$2,357,218	$474,870	$2,319,211	$1,638,647

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Six Months Ended December 31,		For the Years Ended June 30,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,893,824	$823,927	$2,454,874	$2,183,833
Adjustments to reconcile net income to cash used in operating activities:
Equity income of subsidiary	(1,893,824)	(823,927)	(2,454,874)	(2,183,833)
Net cash used in operating activities	-	-	-	-

CHANGES IN CASH	-	-	-	-

CASH AND CASH EQUIVALENTS, beginning of period	-	-	-	-

CASH AND CASH EQUIVALENTS, end of period	$-	$-	$-	$-

F-28

      Ordinary Shares
(minimum offering amount)

     Ordinary Shares
(maximum offering amount)

China Xiangtai Food Co., Ltd.

,         , 2018.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Founding Transactions

China Xiangtai Food Co., Ltd. was formed on January 23, 2018 with N.D. Nominees Ltd as the sole shareholder. N.D. Nominees subsequently transferred its one (1) ordinary share to China Meitai Food Co., Ltd. China Meitai Food Co., Ltd. subsequently was issued 19,999,999 ordinary shares. On March 16, 2018 , Ms. Dai entered into certain equity interest transfer agreements with Xiaolin Cao, Yan Liao, Xiaojun Zheng, Regal Union Enterprises Limited, Noble Honour Enterprises Limied, Gold World Enterprises Limited, Geiusland International Capital Limited, and transferred to these seven non-U.S. investors an aggregation of 6,700,000 shares of the Company’s ordinary shares, respectively on March 16, 2018.The transactions was not registered under the Securities Act in reliance on an exemption from registration set forth in Section 4(2) thereof.

Private placement

In April 2018, we sold through a Regulation S offering a total of 375,000 ordinary shares to one non-U.S. investor, at a price of $2.00 per share for an aggregate purchase price of $750,000. The transaction was not registered under the Securities Act in reliance on an exemption from registration set forth in Regulation S promulgated hereunder as a transaction by the Company not involving any public offering. The securities were sold in an offshore transaction by a foreign issuer, to foreign investors, not using any directed selling efforts in the United States. These securities may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act.

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits. The following exhibits are included herein or incorporated herein by reference:

The following documents are filed as part of this registration statement:

1.1*	Form of Underwriting Agreement.
3.1**	Memorandum and Articles of Association of China Xiangtai Food Co., Ltd.
4.1*	Specimen Ordinary Share Certificate
5.1*	Opinion of Cayman Islands counsel of China Xiangtai Food Co., Ltd., as to the validity of the Ordinary Shares.
8.1*	Opinion of Ortoli Rosenstadt LLP, U.S. counsel of China Xiangtai Food Co., Ltd., as to U.S. federal tax matters.
8.2*	Opinion of AllBright Law Offices, PRC counsel of China Xiangtai Food Co., Ltd., as to certain PRC tax matters.
10.1*	Form of Subscription Agreement
10.2*	Form of Escrow Agreement
10.3**	English translation of executed business Cooperation Agreement between Chongqing Jinghuangtai Business Management Consulting Co., Ltd. and Chongqing Penglin Food Co., Ltd. dated October 9, 2017
10.4**	English translation of executed amendment to Business Cooperation Agreement between Chongqing Jinghuangtai Business Management Consulting Co., Ltd. and Chongqing Penglin Food Co., Ltd. dated February 25, 2018
10.5**	English translation of executed consultation and Services Agreement between Chongqing Jinghuangtai Business Management Consulting Co., Ltd. and Chongqing Penglin Food Co., Ltd. dated October 9, 2017
10.6**	English translation of executed amendment to Consultation and Services Agreement between Chongqing Jinghuangtai Business Management Consulting Co., Ltd. and Chongqing Penglin Food Co., Ltd. dated February 25, 2018
10.7**	English translation of form Voting Rights Proxy and Financial Supporting Agreement among Chongqing Jinghuangtai Business Management Consulting Co., Ltd., Chongqing Penglin Food Co., Ltd., and its shareholders
10.8**	English translation of form Equity Option Agreement among Chongqing Jinghuangtai Business Management Consulting Co., Ltd., Chongqing Penglin Food Co., Ltd., and its shareholders
10.9**	English translation of form Equity Pledge Agreement among Chongqing Jinghuangtai Business Management Consulting Co., Ltd., Chongqing Penglin Food Co., Ltd., and its shareholders
10.10**	Executed employment agreement between China Xiangtai Food Co., Ltd. and Zeshu Dai
10.11**	Executed employment agreement between China Xiangtai Food Co., Ltd. and Xia Wang
10.12**	Executed employment agreement between China Xiangtai Food Co., Ltd. and Xiaohui Wu
10.13**	Executed director service agreement between China Xiangtai Food Co., Ltd. and Zeshu Dai
10.14†	Summary Translation of Purchase Agreement – Mingpeng Wang
10.15†	Summary Translation of Purchase Agreement – Xie Bo
10.16†	Summary Translation of Purchase Agreement – Renyi Feng
10.17†	Summary Translation of Loan Agreement - Shanghai Pudong Development (SPD) Bank
10.18†	Summary Translation of Loan Agreement - Chongqing Rural Commercial Bank
10.19†	Summary Translation of Loan Agreement - Chongqing Puluosi Small Mortgage Co., Ltd.
10.20†	Summary Translation of Loan Agreement - Shanghai Bank
10.21†	Summary Translation of Loan Agreement - Sichuan Toucu Financial Information Services Co., Ltd and Chongqing Penglin Food Co. Ltd.
10.22†	Summary Translation of Loan Agreement - Sichuan Toucu Financial Information Services Co., Ltd and Guangan Yongpeng Food Co. Ltd.
10.23†	Summary Translation of Loan Agreement – Chongqing Dadukou Village & Township Bank
10.24†	Form Director Offer Letter
10.25†	Call Option Agreement between Magic Pace Limited and Zeshu Dai dated May 23, 2018
10.26†	Entrustment Agreement between Magic Pace Limited and Zeshu Dai dated May 23, 2018
14.1*	Code of Business Conduct and Ethics of the Company
21.1**	List of Subsidiaries
23.1*	Consent of Friedman LLP
23.2*	Consent of Cayman Islands counsel of China Xiangtai Food Co., Ltd. (included in Exhibit 5.1).
23.3*	Consent of PRC counsel of China Xiangtai Food Co., Ltd. (included in Exhibit 8.2)

*	To be filed by amendment
**	Previously filed
†	Filed herewith.

(b)	Financial Statement Schedules. All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

113

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the placement agreements certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering and such other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

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(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(7)	That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chongqing, People’s Republic of China, on March 26, 2018.

China Xiangtai Food Co., Ltd.

By:
Zeshu Dai
Chief Executive Officer (Principal Executive Officer)

By:
Xia Wang
Chief Financial Officer (Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

	Chairwoman of the Board and Chief Executive Officer	June 13, 2018
Zushu Dai

	President and Director	June 13, 2018
Xiaohui Wu

	Chief Financial Officer	June 13, 2018
Xia Wang	(Principal Financial Officer and Principal Accounting Officer)

	Director	June 13, 2018
Penglin Wang

	Director	June 13, 2018
Bangquan Ou

	Director	June 13, 2018
Zhaorong Zhu

	Director	June 13, 2018
Yun Xia

	Director	June 13, 2018
Peng Hu

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Authorized Representative

Pursuant to the requirements of the Securities Act of 1933, the Registrant’s duly authorized representative has signed this registration statement on Form F-1, in the City of New York, New York, on June 13, 2018.

By:	/s/

Authorized Representative in the United States

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